Administration and Communications
Liisa Siren
Tel. +358-20 427 2016
Fax +358-20 427 2103
Email: liisa.siren@kcigroup.com

21 August, 2002

02049677

re Rule 12 g3-2(b)

RECEIVED
AUG 27 2002
SEC MAIL PROCESSING SECTION WASH. D.C. 180

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes International Plc (the "Company"). We hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange and Press Releases published by the Company between June 2001 and August 2002.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Franciska Janzon
Investor Relations Manager

Liisa Siren
secretary

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

dlw 9/5

FIDELITY INTERNATIONAL LTD'S SHAREHOLDING IN KCI KONECRANES INTERNATIONAL PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

On August 21, 2002 Fidelity International Limited informed KCI Konecranes International Plc that the holding of shares by Fidelity International Limited and its direct and indirect subsidiaries in KCI Konecranes International Plc have fallen below 5 % of the paid up share capital and the voting rights of the Company.

After the transactions made on August 16, 2002, Fidelity International Limited and its direct and indirect subsidiaries own a total of 747,732 shares. KCI Konecranes' share capital is 30,000,000 EUR and the total number of shares is 15,000,000. Each share is entitled to one vote. As a consequence, the number of shares held or deemed to be held by the shareholder amounts to 4.98 percent of the paid up share capital and to 4.98 percent of the voting rights of the Company.

The percentage of shares and voting rights held by the Fidelity Group companies is as follows:

BAA Pension Fund	0.06 %
FIJ IT European Smaller Co Open Mother	0.14 %
Fidelity Funds - Nordic Pool	0.89 %
Fidelity Funds-European Smaller Co Pool	1.45 %
FID value Enterprise Pilot Fund	0.01 %
EP MM CLAPP	0.03 %
Fidelity Institutional Europe Fund	0.97 %
Unilever PRG Small Cap Europe	0.07 %
Standard Bank European Growth	0.03 %
Railway Pens Equity Portfolio	0.40 %
BASF AG - European Small Caps	0.19 %
Philips Pension Fund	0.04 %
Unilever Pension Fund	0.06 %
Innogy Plc	0.06 %
Multi Style Multi Manager European Small Cap	0.11 %
PPP Healthcare Medical TR Ltd	0.02 %
Government of Singapore European Sub	0.04 %
London Boro of Ealing Pension	0.01 %
STCHG BD V DE MT EN TCH BD ESC	0.14 %
ICI Pension Fund Europe	0.11 %
Fildeity European Small Cap PLT	0.01 %
FID FDS - Europe Pool	0.12 %
FIJ IT European Stock Fund	0.04 %
TOTAL	4.98 %

In its previous notice under the Securities Market Act of Finland, Chapter 2. Section 10 on 8 August, 2002 Fidelity International Limited informed that its holding of shares and voting rights in KCI Konecranes International Plc amounted to 5.03 %.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc
Franciska Janzon, Investor Relations Manager
Tel. +358-40 746 83 81

DISTRIBUTION
Helsinki Stock Exchanges
Media

KCI KONECRANES ACQUIRES OWN SHARES

The Annual General Meeting granted on 7 March, 2002 the Board of Directors of KCI Konecranes International Plc the authorisation to repurchase the Company's own shares. In accordance with the authorisation, the Board of Directors resolved to start no earlier than on 22 August 2002 to repurchase the Company's own shares. The repurchase of shares will continue until further notice.

The Board's authorisation is limited to a maximum of 5% of the outstanding shares of the Company. The total number of shares being 15,000,000 the maximum number of shares covered by the authorisation is 750,000 shares. However, in the repurchase of the Company's own shares the provisions of the Companies Act regarding the maximum number of shares that the Company is allowed to hold must be taken into consideration. As the Company now holds 300,000 of the Company's own shares, a maximum of 450,000 can be repurchased.

The Company's own shares may be repurchased to be used by the Company as consideration in possible acquisitions and other arrangements or to implement incentive programs for the Company's key personnel or to develop the capital structure of the Company or to be otherwise disposed of or to be cancelled.

The repurchase of shares will be executed at the going market price in public trading on the Helsinki Exchanges.

KCI KONECRANES INTERNATIONAL PCL

Franciska Janzon
IR Manager

FURTHER INFORMATION
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040
Stig Gustavson, President & CEO, tel. +358-400 411 119

DISTRIBUTION
Helsinki Stock Exchanges
Media

KCI Konecranes Group
Interim Report January - June 2002

LOWER SALES IN STANDARD LIFTING PUT PRESSURE ON GROUP INCOME, OTHER BUSINESS AREAS IMPROVING

Business environment remains subdued
Sales in Services and Special Cranes at or above last year's levels, in Standard Lifting the lag compared to last year is narrowing
Group EBIT down on low Standard Lifting sales and one time charges for development costs and M&A projects
Margins up in Services and Special Cranes, down in Standard Lifting
Financing costs continued to decrease

	Half year			LTM			LY
MEUR	1-6/02	1-6/01	Change	7/01-	7/00-	Change	1-12/
SALES			%	6/02	6/01	%	01
Maintenance Services	173.8	169.7	2.4	369.3	367.1	0.6	365.2
Standard Lifting Equipment	96.8	117.4	-17.5	224.3	258.9	-13.4	244.9
Special Cranes	106.6	106.6	0.0	227.3	229.6	-1.0	227.3
Internal Sales	-30.4	-35.3	-13.9	-76.2	-85.3	-10.7	-81.1
Sales total	346.8	358.4	-3.2	744.7	770.3	-3.3	756.3
Income from operations (EBITA)	15.1	22.9	-34.0	51.6	60.7	-15.0	59.4
Goodwill amortisation	-1.9	-2.2	-15.8	-3.8	-4.4	-13.8	-4.1
Operating income (EBIT)	13.3	20.7	-36.0	47.8	56.3	-15.1	55.3
Financial income and expenses	-0.6	-1.1	-49.3	-2.3	-4.6	-50.6	-2.8
Income before taxes and minority interest	12.7	19.6	-35.2	45.5	51.7	-11.9	52.4
Net income	8.6	13.4	-36.2	30.5	35.4	-14.1	35.3
Earnings per share (EUR)	0.58	0.91	-36.2	2.07	2.41	-14.1	2.40

ORDERS RECEIVED							
Maintenance Services	167.3	168.1	-0.5	306.4	320.1	-4.3	307.2
Standard Lifting Equipment	104.9	125.3	-16.3	208.8	248.8	-16.1	229.2
Special Cranes	91.2	109.7	-16.9	191.1	290.8	-34.3	209.6
Internal Orders	-36.1	-32.8	10.1	-70.2	-71.9	-2.4	-66.9
Orders Received total	327.3	370.3	-11.6	636.1	787.8	-19.3	679.1
Order book at end of period	269.6	344.7	-21.8	-	-	-	279.7

Comment on half-year results:

In spite of difficult markets both Maintenance and Special Cranes recorded income growth.

Standard Lifting sales (25.7 % of Group) were low, pricing pressures increased and income declined affecting Group income.

On Group level, income was burdened with one time charges for product development in container handling technology and M&A projects.

Services continued to grow, especially in terms of cranes under maintenance contract (+6.8 % y-o-y, +8.4 % from year-end). This will support further steady sales and margins growth.

Standard Lifting now has recorded 6 months with increasing orders. However, the rise has been slower than expected and cost reductions therefore insufficient.

Special Cranes recorded a good level of new orders. The order book stands at a good level. Margins improved according to plan.

Comment on year-end results:

The business environment remains difficult.

Services continue to develop favourably on its own merits.

Standard Lifting markets remain difficult, although the decline has now turned into a moderate growth in new orders. Cost cuttings will continue to support profitability, but reaching last year's Standard Lifting income level will be challenging.

Special Cranes is expected to develop according to plan.

Two acquisitions were closed and the Group is continuing its acquisition activities.

Stig Gustavson, President and CEO

The markets for lifting appliances continue on a low level in all parts of the industrial world, with very few exceptions. The same seems to be true for industrial investment spending in general. This time, also smaller investments, such as modernisations and upgrades, seem to be affected.

Previously optimistic forecasts on a coming upturn have generally been downgraded. The Group's own market perception is largely in line with general comments.

In this environment the Group is ideally positioned. Our maintenance activities continue to grow, and our new product ranges capture increasing market shares. On June 25, in a Capital Market Day meeting, we presented our Plant Maintenance activities. Employing the same skillsets, assets and business rationale as crane maintenance, Plant Maintenance will provide considerable growth prospects. The total market potential for Plant Maintenance is 5-10 times that of pure crane maintenance.

During Q2 the Group attempted a merger with Partek Oyj Abp of Finland. In spite of large support for the merger Partek's largest shareholder, the State of Finland preferred a competing cash bid for its holdings.

After the end of the quarter, Demag Cranes and Components GmbH of Germany, was sold to KKR of USA, as part of a large transaction. We will continue to keep a keen eye on our largest competitor.

With these large transactions off the radar screen, the Group will now again concentrate on small and mid-size acquisition targets. With the business environment at present levels, there seems to be good opportunities available.

General Review

Group sales January to June was EUR 346.8 million, which is 3.2 % less compared to the sales during the same period last year (EUR 358.4 million). Maintenance Services sales grew 2.4 % and Special Cranes sales stayed at the level of the previous year. Standard Lifting Equipment sales decreased 17.5 % year-on-year. Q2 sales lag year-on-year was now clearly smaller compared to the Q1 lag in Standard Lifting.

The operating income amounted to EUR 13.3 million, which is 36.0 % lower compared to the record level of last year. Group general overhead costs (not reported under business areas) grew clearly while consolidation items (=elimination of internal profit, the share of associated companies' result and Group goodwill amortisation) decreased somewhat. The growth of Group costs was due to relatively large one-off development costs and M&A costs. Group's total EBIT during the second quarter was therefore only at the level of the first quarter. The operating income margin was 3.8 % (5.8 % in 2001). The operating income grew both in Maintenance Services and in Special Cranes, but decreased clearly in Standard Lifting Equipment. This decrease was a direct consequence of the decline in sales. Cost cutting in the Business Area was not sufficient to compensate for the sales decline. Also price competition tightened further.

The operating income before goodwill amortisation (EBITA) was EUR 15.1 million (EUR 22.9 million one year ago).

The costs of Group financing continued to decrease. The net of financing costs and income was now costs of EUR 0.6 million, compared to the net financing costs of EUR 1.1 million one year ago. The cost burden of financing continued to decrease, also during the second quarter compared to the previous quarter.

Income before taxes was EUR 12.7 million or 3.7 % of sales compared to EUR 19.6 million or 5.5 % of sales one year ago.

The net income was EUR 8.6 million, which is equal to 0.58 euro per share (EPS) compared to the net income last year, which was EUR 13.4 million and 0.91 euro per share. Income taxes were accounted for on the basis of income for the period, using a 32.5 % tax rate.

Group net interest bearing debt was EUR 59.4 million at the end of June 2002 and the gearing accordingly at 35.4 % (EUR 80.0 million and 52.9 % one year ago). The cash flow from operations before capital expenditures from January to June was EUR 19.0 million or 1.29 euro per share. The corresponding figures one year ago were EUR 18.6 million and 1.27 euro per share.

The return on capital employed was 12.6 % compared to 19.2 % during the same period last year.

The order intake during the period from January to June 2002 was EUR 327.3 million, which is 11.6 % down from last year (EUR 370.3 million). Orders received grew, however, during the second quarter of 2002 compared to the previous quarter by 13.8 % and the growth was 10.6 % against the second quarter of 2001.

The order book was EUR 269.6 million at the end of June. This is 21.8 % down from one year ago (EUR 344.7 million). From the end of last year the decline in the order book was only 3.6 % and there was an 1 % increase in the order book value compared to the end of the first quarter. Approximately 2/3 of the order book value relates to Special Cranes.

The maintenance contract base continued to grow both in terms of value and number of equipment served. Now there are over 201,500 lifting devices under maintenance contract. This is 8.4 % more compared to the end of last year.

The development during the last 12 months (LTM) ending June 30, 2002 compared to the LTM ending June 2001:

- sales decreased by 3.3 % from EUR 770.3 million to EUR 744.7 million
- the operating income was EUR 47.8 million, which is EUR 8.5 million or 15.1 % down from the corresponding period one year ago
- the net income decreased by EUR 4.9 million or 14.1 % from EUR 35.4 million to EUR 30.5 million
- EPS was now 2.07 euro compared to 2.41 euro one year ago

The Group continued its strong efforts to adjust its operations to the changing situations in the market. The number of employees working in new equipment business areas was reduced further, to 1646, which is 168 employees less compared to the end of last year and 201 less compared to the end of June 2001. The strong development of business operations and products also carry a potential for further efficiency improvements.

The number of employees in Maintenance Services increased by 140 persons from the end of last year and by 122 persons compared to the situation one year ago. This is a consequence of both organic and acquired growth.

The Group's total number of employees was 4372 at the end of June (4449 one year ago and 4401 at the end of 2001).

Review by Business Areas

Maintenance Services

The order intake during the first half of the year was EUR 167.3 million, which is at the same level as it was in 2001 during the same period (EUR 168.1 million), but 20.3 % higher compared to the second half of 2001.

Field service orders grew somewhat year-on-year, however, there are big geographical differences. The most positive development was recorded in the U.K., France and Australia. Orders in North America grew when compared to the second half of last year, but they declined slightly year-on-year. Modernisation and big repair orders dropped clearly from the level of last year. The most positive development in Maintenance Services was recorded in Plant Maintenance. The Group has been active in Plant Maintenance only in Finland, where growth potential in crane maintenance is limited.

Maintenance Services sales in total was EUR 173.8 million, up 2.4 % year-on-year. The growth accelerated slightly from the level of the first quarter.

The operating income was EUR 9.5 million or 5.5 % on sales (last year: EUR 8.9 million or 5.2 % sales). The operating income margin during the second quarter was clearly better compared to the margin during the same quarter last year (6.4 % vs. 5.7 %). In Maintenance services operating income typically improves during the second half of the year and this development is expected to repeat itself also during this year.

The best long term development indicator in maintenance activities is the maintenance agreement base and its development. This development has been fast both in terms of equipment unit quantity and value. The growth in units was 6.8 % from the end of June last year and 8.4 % from the end of last year. There are now 201,500 cranes and hoists in the maintenance service agreement base.
The value of the contract base has also developed positively. The acquired operations gave only a marginal contribution now.

New markets for Maintenance: Plant Maintenance

The Group is expanding the scope of its Maintenance operations, to support ongoing growth. Much of the incentive to expand the scope has come from our customers, who have encouraged us to widen our operations.

The new market target is Plant Maintenance for the engineering, metals and electrotechnical (including electronics) industry.

These industries employ production lines and machinery with a technology and a complexity which closely resemble those of the crane industry. The Group therefore may employ its existing crane maintenance skillsets, asset base and business knowledge to enhance the growth potential of its maintenance activities, without venturing into a new business area. Scale effects are expected to yield margins growth.

Total market potential is estimated at 2 % of the production value of the underlying production. In Finland alone, Plant Services has a sales potential in excess of EUR 250 million. Outsourcing of plant maintenance is a growth area.

The Group's Plant Maintenance operations have developed favourably. Still confined to Finland only, at EUR 20 million, sales has doubled in less than three years. Companies that during 2002 have chosen KCI Plant Services as their contracted plant maintenance partners include Keycat Oy, Normet Oy, Ata Gears Oy, Helvar Oy, Imatra Steel Oy Ab and Andritz Oy. The combined annual sales value of these contracts approach EUR 4 million. The personnel increase during 2002 amounts to 45 persons.

Standard Lifting Equipment

The order intake was EUR 104.9 million, which is EUR 20.4 million or 16.3 % down from the first six months last year. Fast market deterioration last year both in the Americas and Europe caused the order intake to decrease to EUR 50.2 million during the last quarter in 2001. The order intake during the first quarter of this year was EUR 51.5 million and during the second EUR 53.4 million indicating a turn to a positive development. However, the level of orders is still low. The small order growth is a consequence of growth in market share - not of market growth. There seems to be growth in the equipment market only in China and in some smaller markets while the American market is stable and European markets decline.

Business Area sales was EUR 96.8 million compared to EUR 117.4 million last year. The 17.5 % decrease in sales is due to low order intake during the latter part of last year and in the beginning of this year. There was, however, a slight increase in sales during the second quarter compared to the first. The order book grew more already during Q2/2002.

The operating income remained reasonable during the period and it was EUR 8.9 million or 9.2 % on sales. It was, however, clearly lower than it was one year ago (EUR 14.2 million and 12.1 %). The decrease in operating income was caused by lower sales and sales price pressures in a tough demand situation. Price competition, especially in Europe, has sharpened.

The development and market launch of the new wire rope hoist line has progressed successfully. Now the new product line covers practically all of the industrial cranes lifting capacity area. Almost 90 % of hoist orders are now for the new line. In terms of sales the share of the new hoists has grown to over 60 %.

The efforts further to increase cost competitiveness in the business area will continue. This includes, among other things, dismantling the old wire rope hoist production and further personnel reductions. Reductions have already been implemented although they are not yet fully reflected in the numbers. The development and launching costs of the new hoist line will decrease upon project completion.

Special Cranes

The order intake January to June was EUR 91.2 million. This is 16.9 % less compared to the same period last year. However, during the second quarter, the value of orders received grew 62.1 % compared to the value in the first quarter and 129.3 % compared to the same quarter last year. Contrary to orders received in the beginning of this year, the most remarkable orders now were received from harbours and shipyards. Orders on cranes to process industries stayed at the level of the first quarter.
Special Cranes sales stayed at last year's level, EUR 106.6 million.

The operating income was EUR 7.4 million or 6.9 % on sales. The operating income improved somewhat both in absolute terms and in terms of margin on sales year-on-year. The corresponding figures last year were EUR 7.3 million and 6.8 %.

The order backlog, even though it slightly declined from the level at the shift of the year, stayed at a comfortable level for Special Cranes operations.

Group Costs and Consolidation Items

Group costs, which are not directly allocated to the Business Areas, were EUR 11.5 million during the period January to June. Group costs mainly consist of group management and administrative costs and costs for centralized development functions (such as product and personnel development), legal affairs and group financing. Also costs relating to the development of the group structure through mergers and acquisitions are reported among Group costs.

The Group costs increased with EUR 4.1 million year-on-year. The significant growth in costs is due to substantial expenditures relating to the development of products and development of overall group structure.

Group costs include, during the second quarter, approximately EUR 2.3 million non recurring costs, which relate to our totally renewed container handling technology (so called "Box Hunter" technology), and to the launching of that technology into the market. The completion of the project has been carried out in conjunction with a specific

customer order. This is typical in large products as it enables us to get substantial customer financing. Since the beginning of the year, project costs have exceeded the related revenues by approx. EUR 3.2 million.

The Group actively participated in two major M & A projects during the first half of the year. These projects have been commented on in the President's Review. During the second quarter, the Group acquired one crane and service company in the USA, and discussions continued on several others. Costs, including costs for advisory services relating to these activities, grew clearly.

Group costs continue to stay clearly above last year's level. We estimate that Group costs for the whole year will be approximately EUR 20 - 21 million. In relation to Group sales this corresponds to the level of these costs three years ago.

Group consolidation items (=elimination of internal profit, share of associated companies result and Group goodwill amortizations) were EUR 1.0 million. This is EUR 1.3 million less compared to the same period last year.

Sales by Market

Sales by different market areas developed as follows:

	1-6/2002		1-6/2001		Change
	Value	%	Value	%	%
Europe	188.1	54.2	173.3	48.4	+8.5
America	129.2	37.3	149.0	41.6	-13.3
Asia-Pacific	29.5	8.5	36.1	10.1	-18.3
Total	346.8	100.0	358.4	100.0	-3.2

Comment on currencies

Currency exchange rate fluctuations had only marginal effects on Group sales, orders and profits. The lower US dollar had certain effects on the balance sheet, both on our US dollar assets and debt. The net effect is insignificant.

All transactions in currencies other than the euro have been hedged as an average by approx. one year ahead, or currency risks are covered by other means. Therefore, the recent strengthening of the euro, especially against the US dollar, has not had any impact on the Group's profitability development. The current level of the US dollar is still high in a historical perspective and therefore it is not a significant obstacle when competing against US dollar zone producers.

Important Orders

Here are some examples on orders received during April-June. The list illustrates our reach, both in terms of customer base and geographical coverage.

General Motors Tool & Die, Flint, Michigan placed an order for components to upgrade 4 existing P&H Cranes including new motors, drives and radio control. This order gives KCI Konecranes the opportunity to supply its full range of services directly to General Motors including inspections, new equipment and spare parts.

First Energy of Ohio, USA, has requested that Crane Pro Services (KCI Konecranes' American service organisation) including Drivecon, our American drives operation, modernize the drives, controls, motors and brakes on their 180/25 ton Polar Crane at the Davis Besse Nuclear Facility in Oak Harbor.

Konecranes VLC has signed a contract with ZAO First Container Terminal (FCT) for two Panamax Ship-to-Shore (STS) Container cranes for St Petersburg, Russia.

KCI Konecranes was chosen to supply the design and component package for two Shipyard Goliath Gantry Cranes in the People's Republic of China. The Dalian Shipyard has an option to order one additional similar crane by the end of year 2002.

BILK Kombiterminal Rt. (BILK = Budapest Intermodal Logistics Centre) of Hungary, ordered two container gantry cranes for a new Intermodal terminal south of Budapest. The new terminal will serve as a junction for transportation of goods within the region. The customer intends to apply the concept also in neighbouring countries.

KCI Konecranes received several orders for waste -to-energy cranes among these several cranes to Hässleholm Fjärrvärme and Osby Fjärrvärme both located in Sweden and two cranes to Silea Spa of Italy.

M-real ordered several paper mill cranes and modernisation on existing cranes at its mill in Sittingbourne, Kent, U.K.

Siemens of Germany ordered several power plant cranes with special hook for lifting turbine rotors for the Al Shuweihat power plant in the United Arabic Emirates.

Alcan Rolled Products ordered a special crane for handling rolled products of aluminium at their plant in Rogerstone, South Wales, U.K.

Shandong Bohui Paper Co, Ltd in China ordered three sets of electric overhead travelling cranes, including both wet and dry end paper mill cranes.

KCI Konecranes was awarded a multi crane project from GTI including in total 15 CXT cranes for GTI's new manufacturing shop in Beek, The Netherlands.

Important events

Two large M&A projects were pursued. Comments are included in the President's letter in this report.

The hoist and crane business of Shepard Niles Inc. which was acquired at the end of March was included in the Group's figures since April 1, 2002. The business has started off well and profitability objectives have been met.

The crane and maintenance business of Burlington Engineering Division, which was acquired in June has been taken over and included in the balance sheet at the end of June. The revenues and costs will be included in the Group's figures from July 2002 on.

On June 25 a Capital Market Day was organized at our headquarters and plants in Hyvinkää and Hämeenlinna. The Capital Market Day also included a visit to the Port of Helsinki. The CMD was a very positive event, with over 20 participants, mainly research analysts from London and Helsinki.

The program focused around Maintenance Services and its development aspects. We also covered harbor crane maintenance.
A new maintenance operation was introduced to analysts: Plant Maintenance for the engineering, metals and electrotechnical (including electronics) industry.
Analyst comments after the Capital Market Day have generally been very positive.

Progress in the arbitration process against Baan N.V. has been slow. We now expect final hearings to be held in mid 2003. As expected, Baan has now increased its counterclaim against KCI Konecranes. According to media reports, there seems to be substantial uncertainty relating to the future structure of Baan's parent company, Invensys of the U.K.

Shares and Shareholders

On June 28 KCI Konecranes' share closed at EUR 34.00, up with 19.30 % from year-end (2001: EUR 28.50). During January-June 2002 the HEX general index decreased by 31.14 % and HEX portfolio index by 7.35 %. The HEX Metal & Engineering index increased with 10.61 %.

The lowest share price since year end 2001 has been EUR 28.20 and the highest EUR 36.83. Total market capitalisation at the end of June was EUR 510 million, the 33rd highest market value of companies listed on Helsinki Exchanges.

Altogether 6,113,250 KCI Konecranes shares were traded on Helsinki Exchanges during January-June 2002, which represents 41.59 % of the outstanding shares. In monetary terms trading was EUR 203.7 million, which was the 22nd largest trading among companies listed on Helsinki Exchanges.

The non-Finland-based shareholding at the end of June 2002 was 67.16 %.

The Capital Group Companies, Inc.'s (Taxpayer I.D. 86-0206507) notified on June 13 that its holding in KCI Konecranes International Plc on June 11, 2002 reached 5.24% of the company's total share capital and 5.21% of the voting rights (0.03% of the voting rights are directly held by the end client).

Franklin Resources Inc. (trade reg.13-2670991) notified on May 10, 2002 that the holding of shares and pertaining voting rights by the mutual funds and separate accounts managed by the affiliated investment advisers of Franklin Resources, Inc., in KCI Konecranes International Plc on May 8, 2002 amounted to 16.16 % of the share capital and the voting rights of the Company.

In accordance with the decision of the Annual General Meeting, the company bought back between October 14 and November 25,1999, 300,000 of its own shares at an average price of EUR 24.96 per share. At June 30, 2002, the company held 300,000 shares with a total nominal value of EUR 600.000 and a total purchase price of MEUR 7,5 which is 2 % of total amount of shares and votes.

The first half of the 1999 option plan became exercisable on April 1, 2002. Option holders (approx. 300 top and middle management employees), have the right to exercise their options at EUR 33/share during the next three years. At the end of June there had been no subscriptions for new shares under the option plan.

Comment on half-year results:

In spite of difficult markets both Maintenance and Special Cranes recorded income growth.

Standard Lifting Sales (25.7 % of Group) were low, pricing pressures increased and income declined affecting Group income.

On Group level, income was burdened with one time charges for product development in container handling technology and M&A projects.

Services continued to grow, especially in terms of cranes under maintenance contract (+6.8 % y-o-y, +8.4 % from year-end). This will support further steady sales and margins growth.

Standard Lifting now has recorded 6 months with increasing orders. However, the rise has been slower than expected and cost reductions therefore insufficient.

Special Cranes recorded a good level of new orders. The order book stands at a good level. Margins improved according to plan.

Comment on year-end results:

The business environment remains difficult.

Services continue to develop favourably on its own merits.

Standard Lifting markets remain difficult, although the decline has now turned into a moderate growth in new orders. Cost cuttings will continue to support profitability, but reaching last year's Standard Lifting income level will be challenging.

Special Cranes is expected to develop according to plan.

Two acquisitions were closed and the Group is continuing its acquisition activities.

Hyvinkää, 13 August, 2002

The Board of Directors

Formal statement

Certain statements in this report are forward looking and are based on management's expectation at the time they are made. Therefore they

involve risks and uncertainties and are subject to change due to changes in general economic conditions or industry conditions.

Statement of Income (MEUR)

	1-6/2002	1-6/2001	1-12/2001
Sales	346.8	358.4	756.3
Share of result of participating interest undertakings	-0.1	-0.2	-0.3
Depreciation	-8.0	-8.4	-16.0
Other operating expenses	-325.4	-329.1	-684.8
Operating income	13.3	20.7	55.3
Interests, net	-1.1	-1.7	-3.4
Other financial income and expenses	0.5	0.6	0.6
Income before taxes	12.7	19.6	52.4
Taxes	-4.1 (1	-6.2 (1	-17.1
Net Income for the period	8.6	13.4	35.3
Profit /share (EUR)	0.58	0.91	2.40

1) According to estimated tax rate

Consolidated Balance Sheet (MEUR)

	6/2002		6/2001		12/2001
Fixed Assets	99.6		103.6		99.0
Inventories	82.2		114.0		90.8
Receivables and other current assets	227.8		224.2		249.3
Cash in hand and at banks	10.3		10.5		16.8
Total assets	419.9		452.3		455.9
Equity	175.0		158.7		180.2
Minority Interest	0.1		0.1		0.1
Provisions	11.2		15.3		12.9
Long-term debt	42.2		40.5		56.0
Current liabilities	191.4		237.7		206.7
Total shareholders' equity and liabilities	419.9		452.3		455.9
Gearing	35.4%		52.9%		28.9%
Solidity	42.8%		37.5%		41.4%
		LTM 02		LTM 01	
Return on capital employed (2	12.6%	21.1%	19.2%	24.8 %	24.3%
Equity/share(EUR)	11.40		10.29		11.75

2) Calculated on annual basis

Contingent Liabilities and Pledged Assets (MEUR)

	6/2002	6/2001	12/2001
Mortgages and pledged assets			
For own debts	5.9	5.9	5.9
For commercial Guarantees	0.9	0.6	0.8
Own commercial guarantees	106.3	130.7	143.7
Guarantees			
For associated company's debt	0.8	0.8	0.7
For others	0.1	0.1	0.2
Leasing liabilities	18.4	18.3	18.0
Other liabilities	1.1	0.8	2.2
Total	133.5	157.2	171.6

Notional Amounts of Derivative Financial Instruments (MEUR)

	6/2002	6/2001	12/2001
Foreign exchange forward contracts	452.5	622.2	582.7
Interest rate swap	25.0	25.0	25.0
Currency options	109.2	0.0	0.0
Total	586.7	647.2	607.7

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. A clear majority of the transactions relate to closed positions, and these contracts set off each other. The hedged order book and equity represent approximately one third of the total notional amounts.

Investments

	1-6/2002	1-6/2001	1-12/2001
Total (excl.acquisitions of subsidiaries) (MEUR)	8.0	6.2	11.3

DEVELOPMENT BY BUSINESS AND MARKET AREA

Sales by Business Area (MEUR)

	1-6/2002	1-6/2001	LTM (*	LTM Year ago	1-12/2001
Maintenance Services	173.8	169.7	369.3	367.1	365.2
Standard Lifting Equipment	96.8	117.4	224.3	258.9	244.9
Special Cranes	106.6	106.6	227.3	229.6	227.3
./. Internal	-30.4	-35.3	-76.2	-85.3	-81.1
Total	346.8	358.4	744.7	770.3	756.3

Operating Income by Business Area (MEUR)

	1-6/2002		1-6/2001		1-12/2001		LTM*	LTM* Year ago
	MEUR	%	MEUR	%	MEUR	%	MEUR	MEUR
Maintenance Services	9.5	5.5	8.9	5.2	24.1	6.6	24.7	24.8
Standard Lifting Equipment	8.9	9.2	14.2	12.1	29.2	11.9	23.9	29.0
Special Cranes	7.4	6.9	7.3	6.8	17.1	7.5	17.2	19.8
Group costs	-11.5		-7.4		-11.9		-16.0	-13.3
Consolidation items	-1.0		-2.3		-3.2		-1.9	-4.1
Total	13.3		20.7		55.3		47.8	56.3

* LTM = last 12 months (full year 2001 ./. six months 2001 + six months 2002)

Personnel by Business Area (at the End of the Period)

	6/2002	6/2001	12/2001
Maintenance Services	2,621	2,499	2,481
Standard Lifting Equipment	973	1,141	1,109
Special Cranes	673	706	705
Group staff	105	103	106
Total	4,372	4,449	4,401
Average number of personnel during period	4,373	4,444	4,434

Order Intake by Business Area (Excl. Service Contract Base)(MEUR)

	1-6/2002	1-6/2001	LTM (*	LTM Year ago	1-12/2001
Maintenance Services	167.3	168.1	306.4	320.1	307.2
Standard Lifting Equipment	104.9	125.3	208.8	248.8	229.2
Special Cranes	91.2	109.7	191.1	290.8	209.6
./. Internal	-36.1	-32.8	-70.2	-71.9	-66.9
Total	327.3	370.3	636.1	787.8	679.1

Order Book (Excl. Service Contract Base)

	6/2002	6/2001	12/2001
Total (MEUR)	269.6	344.7	279.7

Sales by Market (MEUR)

	1-6/2002	1-6/2001	LTM(*	LTM Year ago	1-12/2001
Nordic and Eastern Europe	86.5	72.9	197.0	171.1	183.4
EU (excl. Nordic)	101.6	100.4	214.8	216.2	213.6
Americas	129.2	149.0	257.6	312.6	277.4
Asia-Pacific	29.5	36.1	75.4	70.4	81.9
Total	346.8	358.4	744.8	770.3	756.3

* LTM = last 12 months (full year 2001 ./. six months 2001 + six months 2002)

Teleconference

An international teleconference will be arranged today on 13 August, 2002 at 4.00 p.m. Finnish time (2.00 p.m. London time). The dial-in number is +44-(0)20 8401 1043. (Please call in at 3.50 p.m.) The graphics of the presentation are attached to the report on the Internet at www.kcigroup.com . A replay of the teleconference will be available for the next 48 hours at +44-(0)20 8288 4459, code 637522.

Internet

This report is also available on the Internet at www.kcigroup.com. An audio recording of Mr Gustavson's presentation at the teleconference will be available on the Internet (under "Reports and publications") later on 13 August.

Next report

Interim Report, 3rd quarter, will be published on 29 October, 2002 at 10.00 a.m. Finnish time (8.00 a.m. London time).

Graphics

A graphical presentation of this report is available on the Internet at www.kcigroup.com/IR Presentatios.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr Stig Gustavson, President and CEO
Tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Officer
Tel. +358-20 427 2040
Ms Franciska Janzon, IR Manager
Tel. +358-20 427 2043

DISTRIBUTION
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FIDELITY INTERNATIONAL LTD'S SHAREHOLDING IN KCI KONECRANES INTERNATIONAL PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

On August 8, 2002 Fidelity International Limited informed KCI Konecranes International Plc that the holding of shares by Fidelity International Limited and its direct and indirect subsidiaries in KCI Konecranes International Plc have exceeded 5 % of the paid up share capital and the voting rights of the Company.

After the transactions made on August 2, 2002, Fidelity International Limited and its direct and indirect subsidiaries own a total of 753,932 shares.

KCI Konecranes' share capital is 30,000,000 EUR and the total number of shares is 15,000,000. Each share is entitled to one vote. As a consequence, the number of shares held or deemed to be held by the shareholder amounts to 5.03 percent of the paid up share capital and to 5.03 percent of the voting rights of the Company.

The percentage of shares and voting rights held by the Fidelity Group companies is as follows:

BAA Pension Fund	0.06 %
FIJ IT European Smaller Co Open Mother	0.14 %
Fidelity Funds - Nordic Pool	0.89 %
Fidelity Funds-European Smaller Co Pool	1.45 %
FID value Enterprise Pilot Fund	0.01 %
EP MM CLAPP	0.03 %
Fidelity Institutional Europe Fund	0.97 %
Unilever PRG Small Cap Europe	0.09 %
Standard Bank European Growth	0.03 %
Railway Pens Equity Portfolio	0.40 %
BASF AG - European Small Caps	0.19 %
Philips Pension Fund	0.04 %
Unilever Pension Fund	0.06 %
Innogy Plc	0.06 %
Multi Style Multi Manager European Small Cap	0.11 %
PPP Healthcare Medical TR Ltd	0.02 %
Government of Singapore European Sub	0.04 %
London Boro of Ealing Pension	0.01 %
STCHG BD V DE MT EN TCH BD ESC	0.14 %
ICI Pension Fund Europe	0.11 %
Fildeity European Small Cap PLT	0.01 %
FID FDS - Europe Pool	0.12 %

FIJ IT European Stock Fund	0.04 %
TOTAL	5.03 %

In its previous notice under the Securities Market Act of Finland, Chapter 2. Section 10 on 11 December, 2001 Fidelity International Limited informed that its holding of shares and voting rights in KCI Konecranes International Plc amounted to 4.94 %.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FUTHER INFORMATION
KCI Konecranes International Plc
Franciska Janzon, Investor Relations Manager
Tel. +358-40 746 83 81

DISTRIBUTION
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Group Communications and Investor Relations
Franciska Janzon

1 July, 2002
12.00 noon

KCI KONECRANES' SHIP-TO-SHORE CRANES TO ST PETERSBURG

Konecranes VLC has signed a contract with ZAO First Container Terminal (FCT) for two Panamax Ship-to-Shore (STS) Container cranes for St Petersburg. The value of the contract is approx. EUR 10 million. The delivery of the cranes will take place in October 2003.

The Port of St Petersburg is expecting the growth in container traffic to exceed 30 per cent in 2002. The new cranes are part of an expansion for FCT that also includes opening a new container jetty in 2003.

The new cranes are capable of efficient loading and unloading Panamax size vessels. The cranes have a lifting capacity of 50 tons and an outreach of 38.5 meters. The cranes are equipped with Konecranes' AC electrical control system. The steel structures are manufactured and the cranes are erected at Konecranes' factory in Hanko.

KCI Konecranes Russian subsidiary ZAO Konecranes has completed several Ship-to-Shore Container Crane modernisation projects for FCT using KCI Konecranes' proven technology. Technical support for the new cranes will be provided through Konecranes office in St Petersburg. ZAO Konecranes Russia is the leading port service provider in Russia and is active in all fields of service.

During the last twelve months Konecranes VLC has sold a record number of Ship-to-Shore Container Cranes.

Konecranes VLC is part of the KCI Konecranes Group's Special Cranes Business Area and specialises in port, terminal and shipyard cranes.

KCI Konecranes, headquartered in Hyvinkää, Finland is a world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. Group activity is organised along three business areas: Maintenance Services (44% of Group sales) Standard Lifting Equipment (29%) and Special Cranes (27%). KCI Konecranes is competing in all parts of the industrial and harbour crane market. In 2001, Group sales totalled EUR 756 million with over 4400 employees in 34 countries all over the world.

Group Communications and Investor Relations
Franciska Janzon

1 July, 2002
12.00 noon

For further information, please contact:

Konecranes VLC Corporation
Mikko Uhari, President,
Tel. +358-20 427 2500

Group Communications and Investor Relations
Franciska Janzon

26 June, 2002
2.45 p.m.

KCI KONECRANES TO SUPPLY THE DESIGN AND COMPONENTS FOR TWO GOLIATH GANTRY CRANES IN P.R. CHINA

KCI Konecranes was chosen to supply the design and component package for two Goliath Gantry Cranes in the People's Republic of China. Upon the customers request the value of the order is not disclosed.

The Chinese crane manufacturer, DCW Group Co. (the former Dalian Crane Works), has signed a main contract to supply two Goliath Gantry Cranes for two Chinese Shipyards in Dalian, P.R. China.

The shipyards requested the most modern technology for their cranes. "KCI Konecranes was chosen as the designer of the cranes on the basis of its modern up to date technology and the good reputation of Konecranes VLC's single girder Goliath Gantry Cranes delivered world wide since 1975" says Jorma Antikainen, Director, Konecranes VLC Shipyard Cranes. In addition to the know-how and technology delivery KCI Konecranes will supply key machinery components for the cranes, including KCI Konecranes gear reducers. The order is excluding spare parts, supervision during fabrication, erection, start-up and commissioning, agreement on which is forthcoming.

The two cranes have almost identical specifications. The cranes have a lifting capacity of 600 tons each and a rail span of 182 meters.

The first Goliath Gantry Crane will start to operate at the Dalian New Shipyard in 16 months and the second Goliath Crane at the Dalian Shipyard in 19 months.

The Dalian Shipyard has an option to order one additional similar crane by the end of year 2002.

Konecranes VLC is a part of the KCI Konecranes Group's Special Cranes Business Area and specialises in port, terminals and shipyards.

KCI Konecranes, headquartered in Hyvinkää, Finland is a world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. Group activity is organised along three business areas: Maintenance Services (44% of Group sales) Standard Lifting Equipment (29%) and Special Cranes (27%). KCI Konecranes is competing in all parts of the industrial and harbour crane market. In 2001,

Group Communications and Investor Relations
Franciska Janzon

26 June, 2002
2.45 p.m.

Group sales totalled EUR 756 million with over 4400 employees in 34 countries all over the world.

This press release is available at our website at www.kcigroup.com.

For further information, please contact:

Konecranes VLC Corporation
Jorma Antikainen, Director, Shipyard Cranes, tel. +358-(0)20 427 2550

THE CAPITAL GROUP COMPANIES, INC'S HOLDING IN KCI KONECRANES INTERNATIONAL PLC

This is a notice under the Securities Market Act. of Finland Chapter 2. Section 10:

The Capital Group Companies, Inc.'s (Taxpayer I.D. 86-0206507) holding in KCI Konecranes International Plc has on 11 June 2002 exceeded 5 % of the company's total share capital and voting rights. The Capital Group Companies, Inc informed on 13 June 2002 both KCI Konecranes International Plc and the Financial Supervision of Finland of the new holding proportions.

KCI Konecranes has only one class of shares. The share capital is 30,000,000 EUR and the total number of shares is 15,000,000. Each share is entitled to one vote.

The Capital Group Companies, Inc.'s ("CGC") total shareholding has reached the following proportions:

CGC subsidiary companies	Voting rights	Share capital
Capital International Inc. - Registered shareholder: Nordea Bank	0.08 %	0.08 %
Capital Guardian Trust Company - Registered shareholder: Nordea Bank	5.13 %*	5.16 %
In total	5.21 %	5.24 %

*0.03% of the voting rights are directly held by the end client

The shares being reported were purchased and sold on the market in the ordinary course of business.

The Capital Group Companies, Inc. ("CGC") is a holding company for several subsidiary companies engaged in investment management activities. The investment activities are divided into two operational groups, represented by Capital Research and Management Company ("CRMC") and Capital Group International, Inc. ("CGII"). CRMC is a U.S.-based investment adviser that manages The American Funds Group of mutual funds. CGII is the parent company of five companies that serve as investment managers to various institutional clients around the globe: Capital Guardian Trust Company in the U.S., Capital International, Inc. in the U.S. and Singapore, Capital International Limited in the United Kingdom, Capital International S.A. in Switzerland and Capital International K.K. in Japan. For a more complete description of the CGC organisation, please refer to the web site www.capgroup.com.

KCI KONECRANES INTERNATIONAL PCL

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc
Ms. Franciska Janzon, IR-Manager,
Group Communications and Investor Relations
Tel. +358-40 746 8381

DISTRIBUTION
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Group Communications and Investor Relations
Franciska Janzon

5 June, 2002
10.00 a.m.

KCI KONECRANES ACQUIRES CRANE AND SERVICE COMPANY IN NORTH AMERICA

On Monday 3rd June, 2002 KCI Konecranes acquired the Burlington Engineering Division from Interstate Electric Corporation in Boston, Massachusetts.

Burlington Engineering is the market leader in the area with sales of $6,500,000, about evenly split between industrial cranes and maintenance services. Burlington Engineering has consistently produced 50-60 cranes a year resulting in $2,500,000 - $3000,000 in sales. This combined with the sales of other lifting equipment will consume approximately $1,000,000 in KCI Konecranes components. Service sales in 2001 were $3,500,000. The division has 35 employees.

This acquisition is of great importance to KCI Konecranes' industrial crane group in the U.S. and maintenance organisation Crane Pro Services. It began with an expansion into the northeastern United States industrial market which was launched in 1998 with the acquisition of Overhead Crane Service, Inc. in Pennsylvania, and followed by the purchase of Shepard Niles in New York state in March 2002. With the acquisition of Burlington Engineering, KCI Konecranes becomes the market leader in this region, the third largest crane and service market in the United States. With Burlington Engineering's sales included, KCI Konecranes sales in this market has grown by $35,000,000 over a four-year period.

This business will be organised as part of the Crane Pro Services organisation. Burlington Engineering becomes the fifty-fourth branch operation in the United States and the sixty eighth in Region Americas.

For further information, please contact:

Mr Charles E. Vanarsdall, Group Vice President, Region America, President, Konecranes, Inc., tel. +1-937-325 5420

Mr Stig Gustavson, President & CEO, KCI Konecranes International Plc, tel. +358-20 427 2000

Group Communications and Investor Relations
Franciska Janzon

4 June, 2002
2.30 p.m.

KCI KONECRANES CONTAINER CRANES TO RAILWAY TERMINAL IN HUNGARY

BILK Kombiterminal Rt. (BILK = Budapest Intermodal Logistics Centre) ordered two container gantry cranes for a new Intermodal terminal south of Budapest. The value of the crane-related equipment exceeds EUR 4 million. The cranes start to operate in June 2003.

BILK Kombiterminal is building a new intermodal-terminal's south of Budapest, between Soroksar and Dunaharaszti by the crossing of Budapest's southern railway and outermost highway. The new terminal will serve as a junction for transportation of goods within the region. The customer intends to apply the concept also in neighbouring countries. The main owner of BILK Kombiterminal is the Hungarian railway authority (MAV).

The second phase of BILK Kombiterminal's expansion, in 2-3 years, includes the purchase of two similar cranes. The cranes have a lifting capacity of 42 t (the loads are 20-45 feet containers, interchangeable containers and semi-trailers). The lifting height is "1 over 3". The cranes are all equipped with KCI Konecranes' active sway prevention system and versatile PLC-system, featuring synchronisation of the drive of the portal, anti sway steering and diagnostics display for the operator. All motors feature KCI Konecranes frequency control technology.

The project is a good example of networking between KCI Konecranes subsidiaries in different countries. KCI Konecranes offer was made by its Hungarian subsidiary Konecranes Kft. The order was placed through KCI's French subsidiary CGP-Konecranes. Main components will come from Finland. The most relevant factors that led to receiving the order were KCI Konecranes technical know-how, Konecranes comprehensive maintenance network in Hungary and previous deliveries of similar container cranes, including one in Scotland.

For further information, please contact:

Matti Ruotsala, Chief Operating Officer,
KCI Konecranes International Plc, Tel. +358-(0)20 427 2007

23 May, 2002 5.40 p.m.

THE BOARDS OF DIRECTORS OF KCI KONECRANES AND PARTEK CORPORATION TO TERMINATE MERGER PLAN

Konecranes International and Partek Corporation announced on May 21, 2002, that their respective Boards of Directors had signed a merger plan. If completed, the merger would form a major engineering company that would be a global leader in materials handling. The Boards of Directors of both Partek and KCI Konecranes unanimously supported the proposed merger plan, which would finally have been decided on by the extraordinary general meetings of the two companies.

Kone Corporation announced on May 20, 2002, that it had made an offer to the State of Finland to acquire the shares in Partek owned by the State, representing 30.2% of the share capital and votes. On May 22, 2002, the Ministry for Trade and Industry, made an announcement that the State of Finland had decided to sell its stake to Kone Corporation based on the proposal announced May 20, 2002.

KCI Konecranes has received from Kone Corporation written confirmation that Kone Corporation will not support the merger plan in Partek's extraordinary general meeting. The Boards of Directors of KCI Konecranes and Partek have jointly concluded, that there are no possibilities for the merger to be completed under the prevailing circumstances. As a result of this, the Boards of Directors of KCI Konecranes and Partek have decided to terminate the merger plan.

"At KCI Konecranes it's business as usual", says Stig Gustavson. KCI Konecranes' CEO, Stig Gustavson does not see the aborted merger to have any impact on the future prospects of KCI Konecranes. "The investigatory phase of the merger has been going on for some time. Therefore, at this time we did not stop pursuing our normal activities because of this deal. Following our clearly communicated growth strategy, bolt-on acquisitions are forthcoming and our strategy of strong organic growth combined with selected acquisitions of market coverage has not been held back at all."

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION

Stig Gustavson, President and CEO,
KCI Konecranes International Plc
Tel. +358-20 427 2000

Teuvo Rintamäki, Chief Financial Officer
KCI Konecranes International Plc
Tel. +358-20 427 2040

DISTRIBUTION
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KCI KONECRANES INTERNATIONAL PCL, Stock Exchange Release, May 21,2002 at 10.05am.
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN
PART, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

KCI Konecranes International and Partek Corporation to form major engineering company, leader in materials handling

On May 21, 2002, the Boards of Directors of KCI Konecranes and Partek signed a merger plan. The pro forma sales of the new company is € 3.5 billion (2001).

- The Boards of Directors of both Partek and KCI Konecranes unanimously support the proposed merger plan.
- According to the merger plan, the companies will be combined through a statutory merger whereby Partek is merged into KCI Konecranes.
- KCI Konecranes will issue 0.340 new ordinary shares and 0.056 preference shares for each Partek share.
- Based on KCI Konecranes closing price of € 35.6 on Friday 17 May, 2002, the last trading day before the discussions
between KCI Konecranes and Partek were made public, the offer corresponds to a value of € 12.1 and € 2.0 for the ordinary and preference share components, respectively. In addition to the offer value of € 14.1 for each Partek share, the merger is expected to create significant additional value to all shareholders as a result of the estimated annual after-tax synergies of at least € 35 million and significant other benefits. The total value of the synergies to the shareholders is estimated at € 300-400 million, corresponding to some € 3-4 per Partek share.
- The preference shares are redeemable by June 2005, at the latest, at a price corresponding to € 2.0 per Partek share. If not redeemed, preference shares will convert to ordinary shares. The preference shares have the same dividend right as the ordinary shares. Partek Konecranes will seek a public listing of the preference shares.

- By early August, the companies will hold extraordinary general meetings (EGM) which will decide on the merger. In accordance with its Articles of Association, Partek will additionally have an EGM by early July. Two-thirds of the shares and votes present at each EGM are needed for the merger to be accepted. The merger is excpected to be effected on 31 December, 2002.
- The Board of Directors of KCI Konecranes will also propose to its EGM that the KCI Konecranes share will be split fourto-one. The agreed exchange ratios will be adjusted accordingly.
- The combined company will be called Partek Konecranes.
- Pro-forma ownership of ordinary shares will be approximately 47.5% for the current shareholders of KCI Konecranes and approximately 52.5% for the current shareholders of Partek. After the merger, the State of Finland will be the largest shareholder with 15.8% of the ordinary shares in Partek Konecranes.
- Mr Christoffer Taxell, currently the President and CEO of Partek, will become Chairman of the Board of Directors of Partek Konecranes and Mr Stig Gustavson, currently the President and CEO of KCI Konecranes, will become the
President and CEO of Partek Konecranes.
- The company will have its domicile and headquarters in Helsinki, Finland.
- The pro forma sales of Partek Konecranes in 2001 were € 3.5 billion and EBIT was € 145 million (excluding pro forma adjustments).
- Partek's Container Handling and Load Handling divisions and
KCI Konecranes' operations complement each other excellently. The new company will be a leading materials handling group in the world with significant market shares in container handling, load handling, standard hoists and special cranes. The internationally strong forestry machine and tractor operations will be an important part of the new group's core business and they will reduce the impact of possible economic downturns.
- The combined group will have substantial service and maintenance operations. Partek Konecranes' pro forma sales of maintenance services amounted to € 615 million, or 18% of total sales, in 2001. By

utilising KCI Konecranes' capabilities in maintenance services and extended service network created in the merger, Partek Konecranes can further accelerate its growth in maintenance services.

- Based on preliminary analysis conducted by the managements of the two companies it is clear that significant synergies from the combination will be achieved in a rapid time frame. Growth in net sales will be generated from cross-selling and improvement of the maintenance services and service offering. Cost savings will be achieved from global sourcing, reduced overheads, combined product development and financing. The managements currently estimate annual after-tax synergies of at least € 35 million of which over half is in the form of cost savings.
- The aim of Partek will be to release capital from the divestment of non-core assets as soon as practicable. Partek has already announced that it has appointed an investment bank as an advisor to find a financial or industrial solution for Nordkalk. Other non-core assets to be sold include the minority shareholdings in Paroc and Addtek. The management of Partek estimates that proceeds from divestments will gross over € 300 million in six to twelve months.

The managements of KCI Konecranes and Partek have been in discussions with respect to a potential combination for several months. On 21 May, 2002, the Boards of Directors of both KCI Konecranes and Partek approved a merger plan as proposed by the managements of the two companies.

Björn Savén, Chairman of the Board of Directors of KCI Konecranes, *commented:*

"For some time already, KCI Konecranes and Partek have been engaged in explorative discussions on the merits of the merger. During those discussions, we have been able to establish that a merger would feature a large number of industrial benefits both in terms of growth opportunities through revenue enhancing service growth and better market coverage, and other operational benefits resulting in significantly enhanced shareholder value. Unique for this

transaction is that a number of benefits can be realised with immediate effects, while there are also good long-term effects. The merger also creates a new, wider platform for actively seeking growth through new structures."

Björn Mattson, Chairman of the Board of Directors of Partek, commented:
"A merger between Partek and KCI Konecranes is in line with Partek's stated strategy to grow stronger within maintenance services and thus to come closer to the customer. The broad global presence of Partek, combined with the strong maintenance services of KCI Konecranes complement excellently each other. The groundwork for a strong Finnish engineering group of world class have been laid. The group has significant growth potential."

Christoffer Taxell, President and CEO of Partek, commented: "The Group stands strong. The proposal by KCI has industrial logic. We have on several occasions conducted discussions with KCI concerning increased co-operation. The fact that we have now reached the point where a merger is imminent is in industrial terms clearly justified. I trust that the merger is wise also from the perspective of our personnel and owners and in view of the development of the share price."

Stig Gustavson, President and CEO of KCI Konecranes, commented:
"The merger opens up considerable growth opportunities for the combined Group, especially in the maintenance services sector. Simultaneously, services growth drives growth in hardware sales. Our thorough analysis indicates considerable operational synergies, with a strong improvement in return on capital employed. The merger has an immediate EPS-accretive effect."

The EGMs of both companies will decide on the merger. In order to be accepted, the merger plan needs the support of twothirds of all votes and shares at the EGMs of both KCI Konecranes and Partek. In addition, the completion of the merger is conditional on shareholders representing no more than 4 million shares opposing the merger and reserving the right to require redemption.

The companies will produce a merger memorandum, which is expected to be available to shareholders one week before the EGMs.

The merger plan sets out the rationale and the key conditions of the transaction. Both companies have agreed to conduct their operations in the ordinary course of business until the registration of the merger. The completion of the merger is subject to no material adverse changes in the operations of either company taking place before the approval of the merger by the EGMs of the two companies, receipt of the required regulatory approvals and certain other customary conditions.

The name of the combined company will be Partek Konecranes and the company will be domiciled in Helsinki, Finland. Its shares will be listed on the main list of the Helsinki Exchanges, HEX. Trading under the new name is expected to commence at the beginning of January 2003, once the merger has been completed. At the same time, the shares of Partek will be de-listed from the main list of the Helsinki Exchanges, HEX.

According to the merger plan, the President and CEO of the combined company will be Stig Gustavson, presently the President and CEO of KCI Konecranes and the Chairman of the Board of Directors will be Christoffer Taxell, presently the President and CEO of Partek. Other members of the Board of the new company will include Björn Savén (Deputy Chairman), Matti Kavetvuo, Timo Poranen, Juha Rantanen and Stig Stendahl, currently serving on the KCI Konecranes Board, and a further three members to be elected based on the proposal by the Board of Directors of Partek.

KEY SYNERGIES AND BENEFITS FROM THE TRANSACTION

The merger of KCI Konecranes and Partek creates a major Finnish engineering company which is a global leader in equipment and services for materials handling. The combination is expected to result in substantial synergies through
increased sales and reduced costs. The managements of KCI Konecranes and Partek estimate the total annual synergy potential to reach at least € 35

million after tax of which € 20 million is expected in 2003. One-off costs for achieving the identified synergies should not exceed € 10 million (excluding transaction costs).

The combined Partek Konecranes' market capitalisation is over € 1 billion and it will have a well-balanced ownership structure of both domestic and international investors. Partek Konecranes will be in the position, with its improved resources, to participate in the further consolidation of the industry.

A global leader in materials handling

With an offering ranging from container and load handling to standard and special cranes, Partek Konecranes will be able to offer its customers an unprecedented scope of materials handling equipment and solutions. With combined sales in materials handling of € 2.3 billion, Partek Konecranes will be a leading global materials handling company, will be the global number one in container and load handling, special cranes and maintenance services, and will have a strong market position in standard cranes.

Top line growth through cross-selling and extended maintenance services offering

Common key customer groups of KCI Konecranes and Partek include ports, terminals and industry. The combination of their customer portfolios and sales networks will open new opportunities to both companies. Based on relatively cautious joint estimates, the managements of the two companies expect the cross-selling opportunities to amount to € 75-125 million annually in the short-to-mid term.

The maintenance services networks of KCI Konecranes and Partek complement each other well. The combination will allow them to better serve their customers around the world and will, based on the joint estimates of the managements, generate additional maintenance services revenues of at least € 50 million annually.

Cost savings through joint global sourcing and

combined product development

Together KCI Konecranes and Partek purchase components for € 2 billion annually. By centralising purchases and reducing the number of suppliers, the managements believe that annual pre-tax synergies of € 10-15 million will be achievable. Joint product development, including increased modularisation of products and standardisation of components, is expected to be a source of significant additional future savings.

Good strategic position for continued industry consolidation

With a number of company restructurings and debt-related problems among some of the materials handling peers, Partek Konecranes, with substantial synergies, strong sales growth potential and healthy profitability, will be well positioned to take an active role as an industry consolidator.

Potential for significant tax savings

Partek's profits are largely generated outside Finland,
whereas KCI Konecranes' profits are derived to a large extent in Finland. The combination of the companies will therefore enable tax-efficient dividend distribution. Therefore, the managements of both companies believe that annual tax synergies of some € 5 million could be achieved.

Capital market benefits

In addition to the tangible synergies presented above, there are a number of intangible benefits, which the managements of the two companies expect all shareholders will benefit from. With an expected combined market value of well above € 1 billion, Partek Konecranes should receive increased interest from the investor community. The increased free float and the larger size of Partek Konecranes are expected to have a significant positive impact on the liquidity of the Partek Konecranes share compared to the liquidity of the shares of the two companies separately. The above effects, together with the other benefits of the transaction, are expected to increase the attractiveness of Partek

Konecranes as an investment target.

PRO FORMA FIGURES

Basis for preparation

The pro-forma financial information is based on the financial statements of KCI Konecranes and Partek for 2001 and first quarter interim reports 2002, prepared in accordance with Finnish Accounting Standards (FAS).

The preliminary combined pro forma consolidation has been prepared using the closing price of KCI Konecranes, on Friday 17 May, 2002, the last trading day before discussions between KCI Konecranes and Partek were made public. The preliminary combined pro forma numbers have been adjusted for goodwill and goodwill amortisation. Based on the pro forma combined balance sheet as of March 31, 2002 goodwill of approximately € 41.5 million has been adjusted. The final goodwill/badwill will be based on the situation when the merger will become effective.

Financial information is unaudited for the combined group and for the first quarter interim reports 2002 of both companies.

The preliminary pro forma financial information should not be considered representative of the actual results of operations or financial position that KCI Konecranes and Partek would have achieved if they had been a combined company during the relevant periods or on the dates indicated, nor should it be considered representative of future operating results or financial position.

Profit and loss statement 1.1.-31.12.2001 € million Preliminary	KCI Konecranes	Partek	combined pro forma Ne
EBITDA	71.3	190.4	261.7
EBIT	55.3	90.1	143.2
Income after financial items	52.4	42.1	92.3
Net income	35.3	21.5	54.6
Cash flow from operations	43.0	175.6	216.4
EBITDA margin	9.4%	6.9%	7.5%
EBIT margin	7.3%	3.3%	4.1%

Profit and loss statement 1.1.-31.3.2002
€ million
Preliminary

	KCI Konecranes	Partek	combined pro forma N
EBITDA	10.6	38.7	49.3
EBIT	6.6	14.0	20.1
Income after financial items	6.2	1.3	7.0
Net income	4.2	0.1	3.8
Cash flow from operations	31.0	-18.5	12.0
EBITDA margin	6.7%	6.2%	6.3%
EBIT margin	4.2%	2.2%	2.6%

Balance sheet
31.3.2002
€ million
Preliminary

	KCI Konecranes	Partek	comb pro f
Intangible fixed assets	30.0	536.3	6
Tangible fixed assets	61.1	480.6	5
Financial fixed assets	9.3	96.1	[illegible]
Current non-interest-bearing assets	296.3	972.0	1,2
Cash and other interest-bearing assets 1)	14.3	101.9	1
Total assets	411.0	2,186.9	2,6
Shareholders' equity	171.3	646.8	8
Capital loans	0.0	182.3	1
Minority interest	0.1	15.1	
Interest-bearing debt 2)	54.4	810.1	8
Other liabilities	185.2	532.6	7
Total equity and liabilities	411.0	2,186.9	2,6
Capital loans included in equity:			
Net interest-bearing debt	40.1	708.2	7
Gearing	24.5%	83.9%	7
Equity ratio	44.0%	39.2%	4
Capital loans included in debt:			
Net interest-bearing debt	40.1	890.5	9
Gearing	24.5%	134.5%	10
Equity ratio	44.0%	30.7%	3

1) Cash and other interest-bearing assets includes:

Cash in hand and at bank	13.8	57.5
Loans receivable	0.5	44.4

2) Excluding capital loans
3) Partek's dividend for 2001 € 24.4 million was paid 2 April, 2002,
and has thus not been deducted from Partek's equity at 31 March, 2002. The deduction would increase goodwill by the same amount and would also have an effect on balance sheet ratios.

A press conference for analysts and journalists will be held
at 11.00 on Tuesday 21 May, 2002 at Helsinki world trade center, Marskin sali, at the address
Aleksanterinkatu 17, Helsinki, Finland.

After the press conference, a conference call for analysts
will be held at 14.00. Those who wish to participate are requested to contact the investor relations office of either company for the call-in telephone number.
KCI Konecranes is a world leading engineering group specialising in advanced overhead lifting solutions and maintenance services. Group activity is organised along three business areas: Maintenance Services (44% of Group sales) Standard Lifting Equipment (29%) and Special Cranes (27%). In 2001, Group sales totalled EUR 756 million with 4400 employees in 34 countries all over the world. KCI Konecranes is a broadly held company with listing on Helsinki stock exchange.

Partek is a leading engineering company that supplies products and services for professionals who move and load goods, harvest forests and cultivate the fields. Partek has production in 15 countries and the company is represented in more than 100 countries. Partek's net sales are EUR 2.7 billion and the number of employees is 12,500 people.

Date 21.5.2002
KCI Konecranes International
Partek Corporation

Stig Gustavson
President and CEO

Christoffer Taxell
President and CEO

For further information, please contact:

Stig Gustavson, President and CEO, KCI Konecranes International
Tel. +358-20 427 2000, e-mail:
stig.gustavson@kcigroup.com

Teuvo Rintamäki, CFO, KCI Konecranes International
Tel. +358-20 427 2040, e-mail:
teuvo.rintamaki@kcigroup.com

Franciska Janzon, Investor Relations Manager, KCI Konecranes International
Tel. +358-20 427 2043, e-mail:
franciska.janzon@kcigroup.com

Christoffer Taxell, President and CEO, Partek
Tel. + 358-20 455 4999

Carl-Gustaf Bergstöm, SEVP, Partek
Tel. + 358-20 455 4253

Outi-Maria Liedes, SVP Corporate Communications and IR, Partek Tel. + 358-20 455 4292

Distributed to: Helsinki Exchanges
The main media

Enclosures:
Merger plan

Forward-Looking Statements

This press release contains forward-looking statements. Statements that are not strictly historical statements,

including statements about Partek's and KCI's

beliefs and expectations, constitute forward-

looking statements. By their nature, forward-

looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The forwardlooking statements in this press release include, but are not limited to, statements addressing the following subjects: expected timing of the merger; actions to be taken by Partek Konecranes following the merger; and the benefits, including synergy benefits, of the merger. Partek and KCI are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Enclosure: Merger Plan

UNOFFICIAL TRANSLATION
MERGER PLAN
The Boards of Directors of KCI Konecranes International plc and Part
Corporation have today approved the following merger plan:
1. Merging Company
Partek Corporation
Business Identity Code: 0204190-6
Address: Skräbbölentie 18, 21600 Parainen
Registered Office: Parainen
2. Surviving Company
KCI Konecranes
International plc
Business Identity Code:
0942718-2 Address:
Koneenkatu 8, 05830
Hyvinkää Registered
Office: Hyvinkää
3. Merger
Partek Corporation ("Partek") will merge with and into KCI Konecrane
International plc ("KCI") so that all assets and liabilities of Part
be transferred without liquidation proceedings to KCI and KCI will i

the shareholders of Partek shares of KCI as merger consideration.

4. The Articles of Association of the Surviving Company

It is proposed to amend the Articles of Association of KCI as of th effective date of the merger in such a manner that after the amendm shall read in its entirety as follows: Annex 1. In connection with merger and according to the amendments to the articles of the association, the trade name of KCI will be chan Partek Konecranes Oyj Abp. The Board of Directors of KCI will decid on the registration of possible ancillary trade names.

In the event that KCI's general meeting of shareholders will not re abolish the nominal value of shares and increase the number of shar without increasing the share capital in accordance with Section 6, the first paragraph of Section 4 of the Articles of Association reads as follows:

"Bolaget har sammanlagt minst tio miljoner (10.000.000) och högst s (60.000.000) stycken aktier, av vilka stamaktierna utgör minst tio miljoner (10.000.000) och högst femtiosex miljoner åttahundratusen (56.800.000) stycken och preferensaktierna högst tre miljoner tvåhundratusen (3. stycken."

In the event that KCI's general meeting of shareholders will not re abolish nominal value of shares and increase the number of shares w increasing the share capital in accordance with Section 6, Section 5 of the Article Association on the redemption price of the redeemable preferred sha read as follows: "Inlösningspriset är 35.71 per aktie."

5. Board of Directors, Managing Director and Auditors of the S Company

It is proposed to elect nine (9) persons as the members of the Board of Directors of KCI ant it is proposed that the following persons be elected for the term beginning from the effective date of the merger and expiring at the termination of the annual general meeting in the year mentioned in connection with each member:

Chairman Christoffer Taxell term will end in 2005
Deputy Chairman Björn Savén term will end in 200
Members Matti Kavetvuo term will end in 2004
Juha Rantanen term end in 2004 Timo Poranen term will end in 2003 Stig Stendahl term will end in 2003

In addition, it is proposed that three (3) persons designated by the of Directors of Partek prior to the extraordinary general meeting of shareholders of KCI be elected as the members of the Board of Direct

KCI, one for a term ending at the termination of the general meetin
shareholders in 2003, one for a term ending at the termination of tl
general meeting of shareholders in 2004 and one for a term ending a
termination of the general meeting of shareholders in 2005.

The Board of Directors of KCI will nominate Stig Gustavson as the cl
executive officer of Partek Konecranes Oyj Abp as of the effective
the merger.

It is proposed to elect Deloitte & Touche, authorized public accoun
and KPMG Wideri Oy Ab, authorized public accountants, as the audit
Partek Konecranes
Oyj Abp for the term beginning from the effective date of the merge

6. Merger Consideration

The Board of Directors of KCI will propose to the general meeting o
shareholders of the company deciding on the merger that the general
meeting of shareholders
decide to abolish the nominal value of shares and to increase the n
of shares of the company without increasing its share capital. The
of shares will be increased to the effect that each share will corr
four shares (1:4). After the change, the number of the shares of KC
increase from 15 million to 60 million. As merger consideration, KC
issue to each Partek shareholder (A) 1.36 shares of KCI, with count
value of fifty (50) cents per share in exchange for each Partek sha
with nominal value of EUR 1.80, and 0.224 redeemable preferred shar
KCI, with counter-book value of fifty (50) cents per share, or (B)
extraordinary general meeting of shareholders has not approved the
increase of the number of shares without increasing the share capit
specified above, 0.34 shares of KCI, with a nominal value of EUR 2.
share and 0.056 redeemable preferred shares of KCI, with nominal val
EUR 2.00 per share ("Conversion Ratio").

KCI shall have the right to redeem the redeemable preferred shares
31, 2005
by using the distributable funds of KCI and/or by reducing the shar
capital, reserve fund and premium fund. The redemption price shall
8.9275 per redeemable
share, or, if the extraordinary general meeting of shareholders has
approved the increase of the number of shares without increasing the
capital, EUR 35.71 per redeemable preferred share of KCI. If the co
not redeem the redeemable preferred shares on the day referred to a
redeemable preferred shares will be converted into voting shares of
the proportion of 1:1. The redeemable
preferred shares shall have the rights specified in the proposed Art
Association of Partek Konecranes Oyj Abp (Annex 1).

Merger consideration will not be paid in respect of the shares of Pa
owned by
Partek nor in respect of shares of Partek owned by KCI. Merger
consideration will be paid in respect of the shares of Partek possib
owned by the subsidiaries of Partek and KCI as of the completion of

merger.
To the extent that the number of shares issued as merger considerat and/or the redeemable preferred shares shall not be a whole number relevant shareholder of Partek would not receive the full merger consideration in the form of shares and/or redeemable preferred sha KCI, such shareholder shall receive cash
compensation for the remaining part. The cash consideration shall b calculated so that the value of a Partek share is deemed to be the weighted average closing price of the share during the thirty (30) days immediately preceding the registration date of the merger. The consideration shall correspond to the value represented by the prop of the Partek share corresponding the fraction of the KCI share and redeemable preferred share not received as described above divided Conversion Ratio.

7. Proposal for the KCI New Issue for the Payment of the Merge Consideration

It is proposed that in order to pay the merger consideration, the s capital of KCI be increased (A) with a minimum of EUR one (1) and a of EUR
44,969,708 by issuing to the shareholders of Partek entitled to mer consideration a minimum of one (1) and a maximum of 77,220,712 new of KCI with a counter-
book value of fifty (50) cents per share, and a minimum of one (1) maximum of 12,718,704 new redeemable preferred shares of KCI, with counter-book value of
fifty (50) cents per share, or (B) if the extraordinary general meet shareholders of KCI has not approved the increase of the number of without increasing the share capital according to Section 6, with a of EUR 4.00 and a maximum
EUR 44.969.708 by issuing to the shareholders of Partek entitled to merger consideration a minimum of one (1) and a maximum 19.305.178 shares of KCI, with a nominal of EUR 2.00 per share a minimum of one and a maximum 3.179.676 new redeemable preferred shares of KCI, with nominal value of EUR 2.00 per share.
The final amount of the increase in the share capital will depend o how many shareholders of Partek will demand redemption of their sha in accordance with Chapter 14, Section 12 of the Companies Act, (B) whether Partek will increase its
share capital before the effective date of the merger as a result of exercise of stock options or the exchange of the convertible loans Section 17 (f) and (C) to what extent the merger consideration is r be paid in cash in accordance with Section 6.

8. Proposal for the Time of the Merger Consideration and Other

The merger consideration to the shareholders of Partek shall be paid the book-entry system so that, on the effective date of the merger, of Partek registered in the shareholders register and in the book-en

accounts of the
shareholder of Partek will be exchanged into the shares and redeema
preferred
shares of KCI according to the Conversion Ratio approved in this me
The distribution of the merger consideration will commence on the e
date of the merger or, if such date is not a banking day, on the ne
day following the effective date of the merger.
For those shareholders of Partek who have not delivered their share
certificates or any interim certificates to Partek for the registra
book-entry system by the effective date of the merger, the merger
consideration will be distributed after the registration of share c
and any interim certificates in the book-entry system. The new shar
redeemable preferred shares of KCI issued as merger
consideration will entitle their holders to dividends beginning fro
financial period January 1, 2002 - December 31, 2002.
Such proportion of the merger consideration which shall be paid in
shall be paid to the bank account related to the book-entry account
relevant shareholders approximately within a week from the date whe
distribution of the merger consideration has commenced.

9. The Convertible Loans and Stock Options of Partek

9.1. Convertible Debenture Loan

The Board of Directors of Partek has resolved on April 25,
5, 1994 to issue a debenture loan convertible to the shares of the
according to the authorization of the annual general meeting of the
shareholders on April 21, 1994.
The convertible debenture loan has been issued in deviation from the
emptive rights of the shareholders to shareholders, retail investors
institutions. The nominal value of the loan is EUR 28,211,843 and it
subordinated loan. The loan does not have a maturity date. The
convertible debenture loan is quoted on the Helsinki Exchanges.
The debentures may be converted into the shares of Partek. As of the
signing date of
this merger plan, a total of 1,002 shares of Partek have been subsc
pursuant to the debentures. On the basis of the loan, the share capi
Partek can be increased at a maximum by EUR 3,785,983.20. The conve
period is annually from January 2
through November 30.
According to the terms and conditions of the debenture loan, if Part
to
merge into another company, the holder of the debenture shall be ent
use his or her conversion right during the term fixed by the Board c
Directors of Partek.
According to this condition, the Board of Directors of Partek will,
time approved by the Board of Directors of KCI, offer to the holders
debentures the possibility to convert their debentures into shares c
before the effective date of the merger under this merger plan. The
price of such debenture is EUR

13.41 per share. The conversion right will expire at the completion merger. Those holders of the debenture loans, who have not converte debentures into shares of Partek prior to the completion of the mer have not demanded the repayment of the debenture loan, will receive convertible debentures to be issued by KCI. On the basis of such ne convertible debentures the holders of the convertible debentures sh have the right to receive such number of shares of KCI that is dete by applying the Conversion Ratio. Accordingly, KCI will issue a convertible debenture loan with a maximum nominal value of EUR 28,2 which

will be given to the holders of the 1994 Partek convertible debentu From the effective date of the merger until May 31, 2005, or, if KC prior to such

date redeemed the redeemable preferred shares issued in accordance this merger plan, until the completion of such redemption, the convertible debenture loan of KCI may be converted by using the conversion price of EUR 39.44 (A) into a unit comprising shares and redeemable preferred shares which includes four (4) shares, with a counter-book value of fifty (50) cents per share and 0.6588 redeemal preferred shares, with a counter-book value of fifty (50) cents per (B) if the extraordinary general meeting of shareholders of KCI has approved the increasing

of the number of shares without increasing the share capital accordi Section 6, into a unit comprising shares and redeemable preferred sh which includes one (1) share, with a nominal value of EUR 2.00 per s and 0.1647 redeemable preferred shares, with a nominal value of EUR per share.

From June 1, 2005, or if KCI has prior to such date redeemed the redeemable preferred shares issued in accordance with this merger pl the convertible loan of KCI can be converted (A) by using a conversi price EUR 8.47 per share, to shares of KCI, with a counter-book valu fifty (50) cents per share, or (B) if the extraordinary general meet of shareholders has not approved the increasing of the

number of shares without increasing the share capital according to S 6, by using the conversion price of EUR 33.86 per share, to shares, nominal value of EUR 2.00 per share.

The share capital of KCI can be increased by a maximum of EUR 1,666, a

result of the share subscriptions on the basis of the convertible debenture loan.

The new convertible debenture loan of KCI will be issued with terms otherwise corresponding to the current Partek debenture loan. The mo detailed terms will be confirmed at a later time by the Boards of Directors of KCI and Partek. The terms of the new convertible debent loan will be attached to this merger plan before its registration wi trade register.

9.2 Convertible capital loan

The Board of Directors of Partek has resolved on December 3 to issue a convertible capital loan according to the authorization annual general meeting of the shareholders on December 30, 1994. Ba upon such authorization, Partek issued a convertible capital loan amounting to EUR 54,156,512 in December 1999.

The convertible capital loan has been issued in deviation from the emptive rights of the shareholders to shareholders, retail investor institutions. The term of the loan is January 26, 1999 - May 3, 200 loan will be repaid as one installment on May 31, 2004, provided th conditions for repayment are fulfilled.

The convertible capital loan may be converted into shares of Partek the conversion price of EUR 11.77 per share. As of the date of the plan, a total of 4,570 shares of Partek have been subscribed for pu the debentures and the share capital of Partek has increased by EUR a result of the subscriptions. As a result of conversions, the share of Partek can still be increased by a maximum of EUR 8,250,057. The conversion period is annually from January 2 through November 30 and ends on May 31, 2004.

According to the terms and conditions of the convertible capital lo the company decides to merge into another company as a merging comp holders of the capital loan debentures shall be entitled to new capital loan debent which entitle them to subscribe for shares in the surviving company determined equally with the consideration received by shareholders. Accordingly, KCI will issue a convertible capital loan with a maxim nominal value of EUR 54,102,716 which will be granted to the holders of Partek 1999 convertible capital loan.

From the effective date of the merger until May 31, 2004 or, if KCI redeemed the redeemable preferred shares issued according to this me plan, until the completion of such redemption, the convertible capit of KCI may be converted by using the conversion price of EUR 34.62 (unit comprising shares and redeemable preferred shares, which includes four (4) shares, with a counter-boo value of fifty (50) cents per share, and 0.6588 redeemable preferred shares, with a counter-book value of fifty (50) cents per share, or if the extraordinary general meeting of shareholders of KCI has not approved the increasing of the number of shares without increasing the share capital as described in Section 6, to a unit co shares and redeemable preferred shares, which includes one (1) share nominal value of EUR 2.00 per share, and 0.1647 redeemable preferable preferred share with a nominal value of EUR 2.00 per share.

After the completion of the possible redemption of the redeemable preferred shares issued in accordance with this merger plan, the convertible debenture loans of KCI may be converted until May 31, 20 by using a conversion price of EUR 7.43 to shares, with a counter-book value of fifty (50) cents per share, or

extraordinary general meeting of KCI has not approved the increasin number of shares
without increasing the share capital as described in Section 6, by conversion price of EUR 29.72 per share to shares, with a nominal v EUR 2.00 per share. The
share capital of KCI may be increased by a maximum of EUR 3,640,306 result of share subscriptions on the basis of the convertible loan. The new convertible loan of KCI will be issued with terms correspon to the terms of the current debenture loan. The more detailed terms be confirmed at a later time by the Boards of Directors of KCI and Partek. The terms of the new convertible
loan will be attached to this merger plan before its registration w trade register. 9.3 Stock Options of the Management of Partek 1997 The Board of Directors of Partek has resolved on October 1, 1997 to options. A total of 1.260.000 stock options have been issued and th entitle their holders to subscribe to a maximum of 1.260.000 shares Partek. The stock options have been issued in deviation from the pr emptive rights of the shareholders to the management of Partek Grou its subsidiaries.

As a result of share subscriptions, the share capital of the compan be increased by a maximum of EUR 2.520.000. Both stock options mark the letter A and
stock options marked with the letter B entitle their holders to sub for 630.000 shares of Partek. The subscription period for A stock o has commenced on October 2, 2000 and will end on October 2, 2003. T subscription period for B stock options will commence on October 2, and end on October 2, 2003. The
subscription price for A stock options is EUR 17.35 per share and f stock options EUR 20.72 per share. The subscription price per share both A and B stock options has been reduced after January 1, 1998 w amount of dividends distributed per share.

According to the terms and conditions of the stock option rights, i company decides to merge into another company as the merging compan holders of the
stock options shall be entitled to new stock options which entitle t subscribe for such number of the shares in the surviving company th determined equally with
the consideration received by the shareholders. Accordingly, KCI wi maximum of 1,260,000 stock options which will be granted to the hol the
Partek 1997 stock options.

From the effective date of the merger until October 2, 2003 or, if redeemed before that date the redeemable preferred shares issued ac to this merger plan, until the completion of such redemption, the A options of KCI shall entitle the holders thereof to subscribe at a subscription price of EUR 17.35 per share (A) to a unit comprising c shares and redeemable preferred shares, which includes 1.36

The terms of the stock option rights will be attached to this merge before its registration with the trade register.

9.4 Stock options of the Management of Partek 2002

The annual general meeting of Partek has resolved on April 4, 2002 issue stock options. A maximum of 2,700,000 stock options may be is and they entitle their holders to subscribe to a maximum of 2,700,0 shares of Partek. Stock options marked with letter A, stock options marked with letter B, and stock options marked with letter C have not been issued for subscription as of the date merger plan. As a result of the stock option plan, the share capita company may be increased by a maximum of EUR 4.860.000. A maximum of 760 ,000 A st options and a maximum of 1,000,000 B and C stock options may be issued. The share subscription period for A stock options will commence on May 2004 and end on May 1, 2007, the share subscription period for B st options will commence on May 5, 2005 and end on May 1, 2008 and the share subscription period for C stock options will commence on May 2006 and end on May 1, 2009. The subscription price per share for tl stock options is EUR 11.40, for the B stock options, the volume-wei average trading price of the share of Partek between January 1 - March 31, 2003, and for the C stock options, the volume-weighted av share price of Partek between January 1 - March 31, 2004. The subscription price will be reduced on each divided record date by tl amount of any dividends paid during the period from the determinati the subscription price to the subscription of shares. Because the A options, B stock options and C stock options have not been issued as of the date of this merger plan, they do not entitle to s to shares of Partek before the completion of the merger. The Board Directors of KCI will decide without delay after the merger on arrangements replacing the option plan.

10. Description of the Capital Loans of Partek

Partek has issued two capital loans, as defined in Chapter 14, Secti Subsection 4 of the Companies Act. Capital loans and the effects of merger to them have been described above in Sections 9.1 and 9.2.

11. Description of the Share Ownership of Partek and Its Subsidi in KCI

Partek or its subsidiaries do not own any of the shares of KCI.

12. Floating charges

The merging companies do not have valid floating charges referred tc Act on Floating Charges (64/84).

13. Description of Special Benefits and Rights Granted in connec with the Merger

shares, with a counter-book value of fifty (50) cents per share, an
redeemable preferred shares, with a counter-book value of fifty (50
per share, or (B) if the extraordinary general meeting of KCI has n
approved the increasing of the number
of shares without increasing the share capital as described in Sect
6, to a unit comprising shares and redeemable preferred shares, whi
includes 0.34 shares, with a nominal value of EUR 2.00, and 0.056
redeemable preferred shares, with a nominal value of EUR 2.00 per s
From the effective date of the merger until October 2, 2003 or, if
has redeemed
before that date the redeemable preferred shares issued in accordan
this merger plan, until the completion of the redemption, the B sto
options of KCI shall entitle the holders thereof to subscribe at th
subscription price of EUR 20.72 (A) to a unit comprising shares and
redeemable preferred shares, which includes 1.36 shares, with
a counter-book value of fifty (50) cents per share, and 0.224 redee
preferred shares, with a counter-book value of fifty (50) cents per
share, or (B) if the extraordinary general meeting of KCI has not
approved the increasing of the number of shares without increasing t
share capital as described in Section 6, to a unit comprising share
redeemable preferred shares, which includes 0.34 shares, with a nom
value of EUR 2.00 per share and 0.056 redeemable preferred shares, v
nominal value of EUR 2.00 per share.

After the completion of the possible redemption of the redeemable
preferred shares issued in accordance with this merger plan, the A s
options of KCI shall entitle
the holders thereof to subscribe at a subscription price of EUR 15.3
share (A) to 1.36 shares, with a counter-book value of fifty (50) ce
share, or (B) if the extraordinary general meeting of KCI has not ap
the increasing of the number
of shares without increasing the share capital as described in Secti
0.34 shares, with a nominal value of EUR 2.00 per share.

After the completion of the possible redemption of the redeemable pr
shares
issued according to this merger plan, the B stock options of KCI sha
entitle the holders thereof to subscribe at a subscription price of
18.72 per share (A) to 1.36 shares, with a counter-book value of fif
cents per share, or (B) if the
extraordinary general meeting of KCI has not approved the increasing
number
of shares without increasing the share capital as described in Secti
0.34 shares, with a nominal value of EUR 2.00 per share.

As a result of the share subscriptions, the share capital of KCI may
increased by a maximum of EUR 997, 920. The more detailed terms of t
stock option rights to
be issued by KCI will be determined at a later time by the Board of
of KCI.

No special benefits or rights will be granted to the members of the of Directors or managing directors of the merging companies nor are granted to the auditors acting as independent experts.

The auditors who will act as independent experts will be paid a remuneration according to an accepted invoice. It is proposed to pay to the audi compensation for expenses and a fee according to their invoice.

14. Reasons and Grounds of the Merger According to Which the Consideration is Defined

The Boards of Directors of the merging companies have decided to pr the merger because, by combining the businesses, resources and know how and Partek in one listed company, significant synergy benefits will be and major additional value can be created to the shareholder of bot companies.

The basis for the determination of the merger consideration in shar been the volume-weighted average share prices of KCI and Partek in of different periods during the last twelve months. With regard to preferred shares, the basis has been the profits estimated to result sale of non-core assets by Partek. The Boards of Directors of the me companies consider the proposed ratio justified and correct.

Provided that none of the shareholders of Partek require the redempt his or her shares and that there are no subscriptions of shares on the basis o option rights, option loans or convertible loans before the effecti the merger, the completion of the merger will result in the shareholders of Partek receiving approximately 52,5 percent and the current shareholders o KCI receiving approximately 47.5 percent of the shares of KCI.

Each of the Boards of Directors of the merging companies have obtai a fairness opinion from an investment bank on the proposed Exchange Ratio.

15. Planned Registering Date of the Completion of the Merger

The merger shall take effect on the date on which it is registered i trade register. The planned date for the registration of the merger December 31, 2002.

16. Listing

The listing of the shares and redeemable preferred shares of KCI to as merger consideration will be sought on the main list of the Helsinki Exchange with trading to commence on or about January 3, 2003.

17. Other terms and conditions

(a) The completion of the merger is conditional upon the receipt necessary regulatory licenses and approvals in Finland and elsewhere.

(b) The Boards of Directors of the merging companies have recip permitted a
due diligence review by the other party's financial, technical and experts. The confidentiality agreement entered into by the parties applicable to the due diligence reviews. In connection with the due diligence reviews, the parties will agree upon the handlings of any information.

(c) Unless otherwise provided in the confidentiality agreement provisions
referred to in Section 17(b), the merging companies will grant to e other in connection with the due diligence reviews access to all su information in respect
of its financial position and business operations as the other part reasonably request. The merging companies undertake to handle the information received
from the other party as confidential information in accordance with terms of the confidentiality agreement irrespective of the terminat or expiration of this merger plan.

(d) The merging companies undertake not to distribute any divid during the
period from the signing of the merger plan through the registration the completion of the merger without the consent of the other party.

(e) The employees of Partek will transfer to KCI's employment as called old
employees.

(f) The merging companies undertake to continue their respective operations
during the merger process in accordance with the principal of going and undertake not to issue any new shares, convertible loans or stoc (including any distribution of already issued stock options which ar the possession of the company or its consolidated subsidiary), excep circumstances permitted in this merger plan, other than any increase share capital pursuant to the exercise of any existing share options conversion of convertible loans, or for the delivery of the merger consideration, if not restricted in this merger plan, and not to participate in any material restructuring or business arrangements w the consent of the other party's Board of Directors. For the avoidan of doubt, it is acknowledged that KCI and Partek have already agreed upon the possible sale of certain non-core assets of Partek.

(g) KCI prepares together with Partek a merger memorandum in accordance with
Section 5.473 of the rules of the Helsinki Exchanges, which document serves also
as listing particulars under Section 2 of the Securities Market Act (1989/495) and the decree of the Ministry of Finance on listing particulars (1998/197). For the purposes of preparing the merger memorandum, the merging companies shall

submit to each other all the information relating to such party, wh the other party may reasonably request. The merging companies shall agree upon sharing of duties and responsibilities in respect of the preparation of the merger memorandum. After the Boards of Directors the merging companies have reviewed the merger memorandum, it will be filed with the Financial Supervision for approval so that printed merger memoranda will be available to the shareholders of KCI and Partek at least one week b the extraordinary general meetings of shareholders of the companies deciding upon the merger.

After the merger memorandum has been filed with the Financi Supervision, only changes agreed by the Boards of Directors of the companies, required by the Financial Supervision or other non-material changes may be made merger memorandum.

(h) The merging companies undertake to use their best efforts t the merger and to take all actions required for the merger to be completed in with this merger plan, unless the merger plan has been terminated in accordance with Section 18.

(i) The merger and other arrangements contemplated by this merg will be publicly announced immediately in press releases and notices agreed between the parties.

The merging companies undertake to consult each other prior issuing any other press releases or other notices in respect of any relating to this merger plan, and not to issue any press releases o notices in the event that the other party reasonably objects to sucl unless the applicable regulations or the rules of the Helsinki Exch otherwise require.

(j) The Boards of Directors of KCI and Partek are hereby author mutually decide upon any technical changes to this merger plan required by re authorities or otherwise deemed appropriate by the Boards of Directo and upon other actions that the Board of Directors deem appropriate taken in order to consummate the merger.

Any changes to this merger plan must be made in writing and, effective, approved by the Boards of Directors of the merging compar In the event that any change to the merger plan is made after its registration, such c require new registration of the merger plan.

(k) Any disputes arising of this merger plan will be solved in a accordance with the arbitration rules of the Central Chamber of Commerce.

18. Termination

This merger plan may be terminated and the merger abandoned only in

events:
(a) By a mutual decision of the merging companies prior to the of the
merger which decision the Boards of Directors of the merging compan appropriately approved;
(b) By either party in the event that the merger has not been r before February
28, 2003, provided, however, that a party will not have such right . that
the failure to register before such date has been caused by such pa breach of
its obligations under this merger plan;
(c) By either party prior to the general meetings of the compan resolving upon the
merger in the event that a competent court or administrative body h resolution which prohibits or significantly affects the consummatio the merger provided that such resolution has become final and bindi in the event that any competition authority imposes a condition, wh the Boards of Directors of the parties cannot reasonably accept;
(d) Before the annual general meeting of shareholders approving merger by either
party in the event that in connection with the due diligence review respect of the other party or otherwise, undisclosed information has revealed in respect of
any matter prior to the signing of this merger plan, which informati terminating party was not aware of at the time of signing of this me plan, or in the event that the other party has breached Section 17(f this merger plan, provided that such information or breach could reasonably be expected to have a material adverse effect on the othe party's business operations, financial condition or prospects;
(e) By either party prior to the general meeting of shareholders resolving upon the
merger, in the event that there has occurred any event in respect of other party after the signing of this merger plan of which the other was not aware of at
the time of signing of this merger plan and which could be reasonabl to
have a material adverse effect on the other party's business operati financial condition or prospects; and
(f) By either party at least one (1) week before the date referr the Companies
Act, Chapter 6, Section 6:1, in the event that, at the general meeti shareholders of Partek resolving upon the merger, shareholders representing more than 4,000,000 shares and votes present at the mee object to the merger.

Upon the termination of this merger plan in accordance with this Sec this merger plan shall immediately become void and all rights and ob

of the merging
companies relating to the merger plan will cease, except for the confidentiality agreement referred to in Section 17(b), provided, h a merging company will not as a result of such termination be relea liability for damages caused to the other merging company as a resu breach of contract.

19. Expiration of merger plan

In the event that either party's general meeting of shareholders ap merger plan rejects the merger plan, this merger plan will automati expire. The Boards of Directors of both parties recommend to the ge meetings of shareholders that they approve the merger plan.

20. Approval of the merger plan by general meetings of sharehol

This merger plan with its schedules will be presented for approval general meetings of shareholders of KCI and Partek. KCI and Partek to convene the first extraordinary general meeting of Partek by Jul 2002 and its second extraordinary general meeting of shareholders a KCI's extraordinary general meeting of shareholders by August 15, 2 The aim is to have both the second extraordinary general meeting of shareholders of Partek and KCI's extraordinary general meeting of shareholders on the same day and at the same time.

This merger plan has been executed in three identical copies, one f for Partek and one for the authorities.

In Helsinki, May 21, 2002

KCI KONECRANES INTERNATIONAL PLC	PARTEK CORPORATION
By authorization of the Board of Directors.	By authorization of
of Directors.	
Stig Gustavson	Björn Mattsson
Chief Executive Officer	Chairman of the Boa
Directors	

SCHEDULES TO THE MERGER PLAN

1. Articles of Association of KCI.

The following schedules will be attached to the merger plan before i registration with the Trade Register:

2. Terms and conditions of KCI's new convertible loan

3. Terms and conditions of KCI's new convertible capital loan

4. Terms and conditions of KCI's new option program

The schedules referred to on the Companies Act, Chapter 14, Section will be attached to the merger plan after its registration

KCI KONECRANES AND PARTEK NEGOTIATE TOWARDS A MERGER

KCI Konecranes International Plc and Partek Corporation are engaged in negotiations towards the goal of margin the two companies.

KCI Konecranes confirms that it is engaged in negotiations with Partek towards the goal of merging the two companies. The negotiations have been ongoing for an extended period and are based upon the common view of the two companies concerning the future of the industry as well as the considerable industrial merits and synergies which can be realised as a result of the merger.

Stig Gustavson, President and CEO comments: "The merger of KCI Konecranes and Partek would strengthen the global operations of the combined group, would create opportunities for growth particularly in the area of maintenance services operations and result in considerable improvement of the result per share."

KCI Konecranes is a world leading engineering group specialising in advanced overhead lifting solutions and maintenance services. Group activity is organised along three business areas: Maintenance Services (44% of Group sales) Standard Lifting Equipment (29%) and Special Cranes (27%). In 2001, Group sales totalled EUR 756 million with 4400 employees in 34 countries all over the world. KCI Konecranes is a broadly held company with listing on Helsinki stock exchange.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr Stig Gustavson, President & CEO,
KCI Konecranes International Plc, tel. +358-400 411 119

DISTRIBUTION
Helsinki Exchanges
Media

FRANKLIN RESOURCES, INC'S HOLDING IN KCI KONECRANES INTERNATIONAL PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

Franklin Resources Inc. (trade reg. 13-2670991) notified on May 10, 2002 KCI Konecranes International Plc and the Financial Supervision Authority of Finland that the holding of shares and pertaining voting rights by the mutual funds and separate accounts managed by the affiliated investment advisers of Franklin Resources, Inc. in KCI Konecranes International Plc on May 8, 2002 exceeded a proportion of one twentieth of the paid share capital and the total voting rights in the company.

The exact proportion of the holdings on May 8, 2002 amounted to 16.16 % of the share capital and the voting rights of the Company.

The holding is divided between the funds and accounts on the as follows.

Fund	Number	Proportion of shares and voting rights (%)
Franklin Advisers, Inc	39,700	0.26
Franklin Templeton Investment Mgmt, Ltd.	349,175	2.33
Templeton Investment Counsel, LLC	24,800	0.17
Franklin Templeton Investments Australia Ltd	35,000	0.23
Fiduciary Trust Company, Intl.	8,020	0.05
TOTAL	456,695	3.04

Adviser	Number	Proportion of shares and voting rights (%)
Fiduciary Trust Company, Intl.	227,600	1.52
Franklin Templeton Investment Mgmt, Ltd.	31,748	0.21
Templeton Global Advisers, Ltd.	117,090	0.78
Templeton Investment Counsel, LLC	1,590,780	10.61
TOTAL	1,967,218	13.11

KCI Konecranes has only one class of shares. The share capital is EUR 30,000,000 and the total number of shares is 15,000,000. Each share is entitled to one vote.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc
Ms. Franciska Janzon, IR-Manager,
Group Communications and Investor Relations
Tel. +358-40 746 8381

DISTRIBUTION
Helsinki Exchanges
Media

KCI Konecranes Group
Interim Report January - March 2002

STRONG CASH FLOW, STABLE PROFITABILITY, IN DOWN MARKET

But sales down 3%, net income down 11% from record Q1/01
Profit level supported by new products and ongoing cost cutting.
Maintenance Services shines with orders growth +27.4 % from Q4/2001, +4.2 % y-o-y.
Standard Lifting Equipment sales low after slow ending of 2001. Orders up 2.6 % from Q4/2001, good EBIT margin.
Special Cranes: no big multi-unit Harbour Crane orders in quarter, Process Cranes at good level. Order book still good.

	First quarter			LTM			LY
MEUR	1-3/	1-3/	Change	4/01-	4/00-	Change	1-12/
SALES	02	01	%	3/02	3/01	%	01
Maintenance Services	81.4	80.1	1.6	366.5	359.7	1.9	365.2
Standard Lifting Equipment	48.0	59.6	-19.5	233.3	260.5	-10.4	244.9
Special Cranes	47.2	42.2	11.8	232.3	205.1	13.3	227.3
Internal Sales	-17.7	-18.0	-1.7	-80.8	-85.0	-4.9	-81.1
Sales total	158.9	163.9	-3.0	751.3	740.3	1.5	756.3
Income from operations (EBITA)	7.6	8.7	-12.9	58.3	51.1	14.1	59.4
Goodwill amortisation	-1.0	-1.1	-9.6	-4.0	-4.4	-7.1	-4.1
Operating income (EBIT)	6.6	7.6	-13.4	54.3	46.7	16.1	55.3
Financial income and expenses	-0.4	-0.8	-44.8	-2.5	-5.9	-58.0	-2.8
Income before taxes and minority interest	6.2	6.8	-9.7	51.8	40.8	26.9	52.4
Net income	4.2	4.7	-11.0	34.8	28.0	24.3	35.3
Earnings per share (EUR)	0.28	0.32	-11.0	2.37	1.90	24.3	2.40

ORDERS RECEIVED							
Maintenance Services	84.1	80.7	4.2	310.6	308.5	0.7	307.2
Standard Lifting Equipment	51.5	62.7	-17.9	218.0	253.3	-13.9	229.2
Special Cranes	34.8	85.1	-59.1	159.3	320.5	-50.3	209.6
Internal Orders	-17.3	-15.7	10.2	-68.5	-74.8	-8.4	-66.9
Orders received total	153.1	212.8	-28.1	619.4	807.5	-23.3	679.1
Order book at end of period	266.5	371.1	-28.2	-	-	-	279.7

Comment on quarterly results:

In spite of subdued markets the Group suffered only a limited reduction in profits.

Maintenance Services operations are now back at "normal" trading levels with good growth.

Standard Lifting Equipment benefits from its good margin new product line. Business is slowly recovering from a low 2001.

In Special Cranes harbour and shipyard cranes did not receive big orders, whereas Process Cranes had a good development. Sales was good based on good order book.

Comment on year-end result:

Challenge for our European operations increase, whilst America is rising.

Maintenance Services (46 % of Quarter Sales), after a year of digesting acquisitions, develops favourably, also in terms of new maintenance contracts.

Standard Lifting Equipment markets are still low. Growth will come only through increased market shares. Here the Group is well positioned.

In Special Cranes the good order book supports good level of activity into 2003.

With one already closed in Q1/2002, acquisitions are likely to continue.

Stig Gustavson, President and CEO

In this report the 2002 first quarter numbers are projected against and overshadowed by the all-time-high numbers of the first quarter of 2001. At a closer look, however, the good performance this year should be clearly noticed.

As we know, last year after a good start, progressed into a very difficult ending of the year. It is therefore my pleasure to report a strong first quarter, the second best in the Group's history, marking a good progress after the low end of the previous year.

The investment climate is slowly improving. Our American business, as described by orders received, is back on its early 2001 level. In Europe, the picture is scattered, with the important industrial motor, Germany coughing. In the Far East, growth is slowly materialising, now with China as the growth generator.

Thanks to our agility, KCI Konecranes has been able to adapt and adjust to changing markets without profound profits impact. Our Maintenance Services activities provides us with a steady income. It also helps us to identify all market opportunities for equipment sales at an early stage.

Maintenance Services has been quick to regain its business momentum: Orders in Q1/2002 jumped 27 % compared to Q4/2001. Now, also maintenance contract sales are increasing, +3.8 % in number of equipment during the quarter. Compared to the then-all-time-high Q1 in 2001, orders for Maintenance Services were up 4.2 %.

In Special Cranes in contrast to last year, new orders did not include any multi-unit harbour and shipyard cranes for the quarter. This is not an unusual situation, and does not indicate a decline in the market, nor a lesser interest on our part in that market. Inquiry levels are good, and no important orders were lost.

Our ability to respond to change is kept at a high level. Standard Lifting Equipment has not yet seen the full margins impact of its new product line, and Special Cranes new products have a good potential.

First quarter 2002
General Review

Group total sales was EUR 158.9 million during the first quarter 2002. This is 3.0 % less than during the corresponding period last year. The low order intake in Standard Lifting Equipment during the last quarter of 2001 led to a 19.5 % decrease in sales for that business area compared to the corresponding period last year. Special Cranes sales grew clearly and Maintenance Services sales moderately.

Group operating income (EBIT) was EUR 1.0 million less than during the first quarter 2001. The lower EBIT is mainly a consequence of lower Standard Lifting Equipment sales and sales margin. Profits were, on the other hand supported by continuing cost cutting. EBIT margin on sales during the first quarter was 4.1 % compared to 4.6 % one year ago.

The net of financing costs and income was EUR -0.4 million during the quarter. This is EUR 0.4 million less than during the corresponding period in 2001. Income after financing items was EUR 6.2 million or 3.9 % on sales. The corresponding figures last year were EUR 6.8 million and 4.2 %.

Net income for the period was EUR 4.2 million (Q1/2001: EUR 4.7 million). This is 2.6 % on Sales (2.8 % year ago). Earnings per share were EUR 0.28 (Q1/2001: EUR 0.32).

Cash flow from operations was EUR 31.0 million during the quarter (Q1/2001: EUR 30.4 million). The cash was used to cover capital expenditures (EUR 4.0 million), to dividend payments (EUR 13.23 million) and to reduce interest bearing debt. Cash flow after capital expenditures and fixed asset disposals was EUR 26.9 million or 1.83 euro per share (Q1/2001: EUR 27.8 million or 1.89 euro per share). Group net debt continued to decline and stood at EUR 40.1 million at the end of the first quarter (Q1/2001: EUR 67.8 million). The gearing decreased to 24.5 % from 28.9 % at the end of 2001.

Return on total capital employed (ROCE) was 12.8 % (Q1/2001: 15.2 %).

The Group has started its implementation process to fully comply with International Accounting Standards (=IAS). Implementation started with those accounting principles that already according to Finnish Gaap are allowed. In the beginning of this year the Group implemented the "percentage of completion" method ("POC accounting") in sales revenue recognition on all long term crane and modernisation projects. POC accounting had earlier been applied in harbour and shipyard crane contract accounting (= Konecranes VLC Corp.), which still represents the main part of this counting method. This change in accounting

caused a one time positive pre tax profit gain of approx. EUR 0.4 million corresponding to approx. EUR 0.3 million after tax.

Also from the beginning of the year the Group started to account for finance leasing contracts as if the assets had been acquired. This lead to certain changes in accounting of leasing expenses and leased assets. These accounting changes, however, had only marginal effect on the balance sheet and the statement of income.

Group orders received was EUR 153.1 million, up by 8.1 % from the last quarter of 2001, but down by 28.1 % from the level of first quarter orders in 2001. No multiunit large harbour or shipyard crane project matured into firm orders during the first quarter. The corresponding period last year included several multiunit Special Crane orders, including one single order for eight shipboard gantry cranes worth of EUR 32 million.

The total order book at the end of March 2002 stood at EUR 266.5 million. This is 28.2 % below the level of March 2001, but only 4.7 % less than at the end of year 2001. From the operational point of view the order book is now at a good, and not too high, level. Approx. two thirds of the total order book relates to the Special Cranes business area.

Review by Business Areas

Maintenance Services

Orders received was EUR 84.1 million, which is 4.2 % more compared to last year's number . Compared to the order intake during the last quarter of 2001 this marks as much as 27 % growth clearly indicating a return to a growth regime.

Sales increased to EUR 81.4 million from EUR 80.1 million during the corresponding period last year. EBIT was EUR 3.6 million or EUR 0.2 million less y-o-y. EBIT margin was 4.4 % compared to 4.7 % a year ago. Profitability was slightly burdened by personnel related expansion costs. The number of employees increased by 74 from the end of last year.

The maintenance service contract base developed favourably both in terms of number of units and value. The number of cranes in the contract base increased to 192.963. This is an 3.8 % or 7131 units increase from the end of last year.

Standard Lifting Equipment

Orders received were EUR 51.5 million. This is 17.9 % down from the reasonable order intake during the first quarter of 2001. However, orders received were 2.6 % higher than orders during Q4/2001. The upturn in orders was particularly strong in North America, while orders in Europe remained low.

Sales was low as a consequence of low order intake during Q4/2001 and was only EUR 48.0 million or 19.5 % less than during the corresponding period last year. EBIT was EUR 5.1 million, which is EUR 2.3 million less than a year ago. The negative profit impact of decreased sales was offset by the new wire rope hoist line and continued actions to increase productivity. Therefore EBIT margin stayed at the good level of 10.6 %, only marginally down from the level of the previous quarter (10.7 %).

The launch of the new hoist line continued successfully. Now over 87 % of the new hoist orders are for the new hoist. In money terms over 60 % of hoist sales was for the new line.

Special Cranes

Orders were EUR 34.8 million, which was clearly less than during the corresponding period last year and also down from Q4/2001 order level. The first quarter orders did not include any multiunit ship-to-shore crane orders or shipyard crane orders. Of the orders 80% came from heavy process industries or power generators amongst which market activity picked up after a low fourth quarter last year.

The absence of large orders does not indicate a downward trend in the harbour and shipyard industry. The inquiry level is good and potential projects are forthcoming. No significant orders were lost during the period.

Sales was EUR 47.2 million, up by EUR 5.0 million or 11.8 % from the corresponding period last year. EBIT reached EUR 3.0 million or 6,4 % on sales compared to Q1/2001 EUR 2.2 million and 5.2 % correspondingly.

Actions to boost productivity continued according to plans.

After a marginal decline from the year end, the order book now together with production de-bottle-necking warrants normal delivery times to be offered. This contrasts to the previous 18 months period, during which the large order book prevented the Group from bidding competitive delivery times.

Group Costs and Consolidation Items

Group overheads and consolidation items (= elimination of internal profits, share of associated companies' results and Group goodwill amortisation) amounted to EUR 5.1 million or EUR 0.7 million less than during the same period last year. The positive one-off result effect on the change in long term contract accounting was booked against Group overheads for better year on year comparability in business area figures. The Group increased its expenditures relating to business development, IT and R&D.

Sales by Market

Sales by markets developed as follows:

	Q1/02	%	Q1/01	%	Change %
Europe	87.2	54.9	80.0	48.8	+9.0
Americas	57.9	36.4	69.3	42.3	-16.5
Asia-Pacific	13.8	8.7	14.6	8.9	-5.5
Total	158.9		163.9		-3.0

Important Orders

Here are some examples on orders during January- March 2002. The list illustrates our reach, both in terms of customer base and geographical coverage. Service and industrial crane orders have been largely omitted.

The momentum persists in the Chinese paper industry. Chandong Huatai Paper Co. ordered a typical Wet End, Dry End, Winder crane package with SM 712 and SM 812 hoisting machinery. Taishan Paper Co. and Shandong Bohui Paper are speeding up production on new lines, reinforced by installation of five new KCI Konecranes paper machine cranes with SM 612 and SM712 winches.

In Great Britain, KCI Konecranes won an order for a total package of 8 tailor-made cranes to a shipyard whose name is to be withheld by customer's request. All cranes feature radio controls and KCI Konecranes' inverters.

VA Tech Hydro Gmbh of Austria ordered 4 cranes of various lifting capacities for the hydro power plant located in Ankara, Turkey.

Daimler Chrysler Corporation (USA) ordered 3 special 80/40 ton overhead cranes for the continuing expansion of the Kokomo, Indiana engine/transmission casting facility. This order compliments the four existing industrial cranes supplied by Konecranes on a previous project.

Volkswagen Sachsen GmbH ordered a double girder bridge crane for the press line at its stamping plant in Mosel, Germany.

Elsner Stahlbau Maschinenbau GmbH ordered a special crane and 3 industrial cranes for its new steel structure manufacturing facilities in Schrobenhausen, Germany. The cranes will be equipped with KCI Konecranes' heavy duty end carriages, compact hoisting machineries and state of the art frequency controls.

APM, S.A. de C.V. ordered totally 11 overhead travelling process cranes for its steel Mill in Monterrey, Mexico.

KCI Koneports, the harbour maintenance services operation received several new orders, including a modernisation project at Jacksonville Port Authority; a refurbishment job for Virginia International Terminals.

Acquisitions

At the end of March 2002 the Group finalised the acquisition of the hoist and cranes business of Shepard Niles, Inc. of Montour Falls, New York, USA. The acquired operations will add to the Group's Maintenance Services sales approx. USD 5.5 million during the first year of operation. Shepard Niles will be consolidated into KCI Group figures starting from 1 April, 2002.

Important Events

The Ordinary Annual General Meeting (AGM) on March 7, 2002 confirmed a dividend of EUR 0.90 (EUR 0.71 for 2000) to be paid on each of the 14,700,000 shares.

The AGM renewed the Board's authorisation to repurchase and transfer company's own shares up to a maximum of 5 % of outstanding shares.

The AGM re-elected board members Mr Björn Savén, Mr Juha Rantanen and Mr Stig Stendahl. The other board members are Mr Timo Poranen, Mr Matti Kavetvuo and the President and CEO of the Company, Mr Stig Gustavson.

In its first meeting the Board of Directors re-elected Mr Björn Savén as its Chairman.

Following an exhaustive tender process, the AGM reconfirmed Deloitte &Touche Oy as the external auditors.

Shares and Shareholders

KCI Konecranes' share price increased with 24.6 % since year end 2001. During the same period HEX All-Share Index decreased by 7.4 %, HEX Portfolio Index increased by 5.8 % and HEX Metal & Engineering Index increased by 13.8 %.

At the end of March 2002 the share price closed at EUR 35.50, which was the highest share price since year end 2001. The lowest share price was EUR 28.20. Total market capitalisation at the end of March was EUR 532.5 million, the 30th highest market value of companies listed on Helsinki Exchanges.

During January-March 2002, the trading volume totalled 2,987,891 shares of KCI Konecranes, which represents 20.3 % of the outstanding shares. In monetary terms trading was EUR 97.4 million, which was the 22nd largest trading of companies listed on Helsinki Exchanges.

The non-Finland-based shareholding at the end of March 2002 was 66.10 %.

Comment on quarterly results:

In spite of subdued markets the Group suffered only a limited reduction in profitability.

Maintenance Services operations are now back at "normal" trading levels with good growth.

Standard Lifting Equipment benefits from its good margin new product line. Business is slowly recovering from a low 2001.

In Special Cranes harbour and shipyard cranes did not receive big orders, whereas Process Cranes had a good development. Sales was good based on good order book.

Comment on year-end result:

Challenge for our European operations increase, whilst America is rising.

Maintenance Services (46 % of Quarter Sales), after a year of digesting acquisitions, develops favourably, also in terms of new maintenance contracts.

Standard Lifting Equipment markets are still low. Growth will come only through increased market shares. Here the Group is well positioned.

In Special Cranes the good order book supports good level of activity into 2003.
With one already closed in Q1/2002, acquisitions are likely to continue.

Formal statement

Certain statements in this report are forward looking and are based on management's expectation at the time they are made. Therefore they involve risks and uncertainties and are subject to change due to changes in general economic conditions or industry conditions.

Hyvinkää, 7 May, 2002

The Board of Directors

Statement of Income (MEUR)

	1-3/2002	1-3/2001	1-12/2001
Sales	158,9	163.9	756.3
Share of result of participating interest undertakings	-0.1	-0.1	-0.3
Depreciation	-4.0	-4.1	-16.0
Other operating expenses	-148.2	-152.1	-684.8
Operating income	6.6	7.6	55.3
Interests, net	-0.6	-1.0	-3.4
Other financial income and expenses	0.2	0.2	0.6
Income before taxes	6.2	6.8	52.4
Taxes	-2.0 (1	-2.1 (1	-17.1
Net Income for the period	4.2	4.7	35.3
Profit /share (EUR)	0.28	0.32	2.40

1) According to estimated tax rate

Consolidated Balance Sheet (MEUR)

	3/2002		3/2001		12/2001
Fixed Assets	100.4		105.0		99.0
Inventories	83.2		110.1		90.8
Receivables and other current assets	213.6		209.9		249.3
Cash in hand and at banks	13.8		9.1		16.8
Total assets	411.0		434.1		455.9
Equity	171.3		149.4		180.2
Minority Interest	0.1		0.1		0.1
Provisions	12.4		15.0		12.9
Long-term debt	42.2		40.2		56.0
Current liabilities	185.0		229.4		206.7
Total shareholders' equity and liabilities	411.0		434.1		455.9
Gearing (net of interest bearing debts and cash divided by equity)	24.5%		47.8%		28.9%
Solidity	44.0%		37.9%		41.4%
Return on capital		LTM 02		LTM 01	
employed (2	12.8%	26.3%	15.2%	22.8%	24.3%
Equity/share(EUR)	11.15		9.65		11.75

2) Calculated on annual basis

In accordance with the decision of the Annual General Meeting, the company bought back between 14 October and 25 November,1999 300,000 of its own shares at an average price of EUR 24.96 per share. At 31 March 2002, the company held 300,000 shares with a total nominal value of EUR 600.000 and a total purchase price of MEUR 7,5 which is 2 % of total amount of shares and votes.

Contingent Liabilities and Pledged Assets (MEUR)

	3/2002	3/2001	12/2001
Mortgages and pledged assets			
For own debts	5.9	5.9	5.9
For commercial guarantees	0.7	0.6	0.8
Own commercial guarantees	138.8	139.6	143.7

Guarantees			
For associated company's debt	0.8	0.8	0.7
For others	0.2	0.1	0.2
Leasing liabilities	20.1	17.8	18.0
Other liabilities	0.8	0.5	2.2
Total	167.3	165.3	171.6

Notional Amounts of Derivative Financial Instruments (MEUR)

	3/2002	3/2001	12/2001
Foreign exchange forward contracts	569.8	629.5	582.7
Interest rate swap	25.0	25.0	25.0
Currency options	87.4	126.3	0.0
Total	682.2	780.8	607.7

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. A clear majority of the transactions relate to closed positions, and these contracts set off each other. The hedged orderbook and equity represent approximately one half of the total notional amounts.

Investments

	1-3/2002	1-3/2001	1-12/2001
Total (excl.acquisitions of subsidiaries) (MEUR)	4.7	3.6	11.3

DEVELOPMENT BY BUSINESS AND MARKET AREA

Sales by Business Area (MEUR)

	1-3/ 2002	1-3/ 2001	LTM*	LTM Year ago	1-12/ 2001
Maintenance Services	81.4	80.1	366.5	359.7	365.2
Standard Lifting Equipment	48.0	59.6	233.3	260.5	244.9
Special Cranes	47.2	42.2	232.3	205.1	227.3
./. Internal	-17.7	-18.0	-80.8	-85.0	-81.1
Total	158.9	163.9	751.3	740.3	756.3

* LTM = last 12 months (full year 2001 ./. three months 2001 + three months 2002)

Operating Income by Business Area (MEUR)

	1-3/2002		1-3/2001		1-12/2001		LTM*	LTM* Year ago
	MEUR	%	MEUR	%	MEUR	%	MEUR	MEUR
Maintenance Services	3.6	4.4	3.8	4.7	24.1	6.6	23.9	23.1
Standard Lifting Equipment	5.1	10.6	7.4	12.4	29.2	11.9	26.9	26.4
Special Cranes	3.0	6.4	2.2	5.2	17.1	7.5	17.9	16.4
Group costs	-4.8		-4.2		-11.9		-12.5	-14.8
Consolidation items	-0.3		-1.6		-3.2		-1.9	-4.4
Total	6.6		7.6		55.3		54.3	46.7

Personnel by Business Area (at the End of the Period)

	3/2002	3/2001	12/2001
Maintenance Services	2,555	2,489	2,481
Standard Lifting Equipment	1,010	1,150	1,109
Special Cranes	676	682	705
Group staff	104	100	106
Total	4,345	4,421	4,401
Average number of personnel during period	4,373	4,442	4,434

Order Intake by Business Area (Excl. Service Contract Base)(MEUR)

	1-3/ 2002	1-3/ 2001	LTM*	LTM Year ago	1-12/ 2001
Maintenance Services	84.1	80.7	310.6	308.5	307.2
Standard Lifting Equipment	51.5	62.7	218.0	253.3	229.2
Special Cranes	34.8	85.1	159.3	320.5	209.6
./. Internal	-17.3	-15.7	-68.5	-74.8	-66.9
Total	153.1	212.8	619.4	807.5	679.1

* LTM = last 12 months (full year 2001 ./. three months 2001 + three months 2002)

Order Book (Excl. Service Contract Base)

	3/2002	3/2001	12/2001
Total (MEUR)	266.5	371.1	279.7

Sales by Market (MEUR)

	1-3/ 2002	1-3/ 2001	LTM*	LTM Year ago	1-12/ 2001
Nordic and Eastern Europe	38.9	34.6	187.7	165.6	183.4
EU (excl. Nordic)	48.3	45.4	216.5	210.5	213.6
Americas	57.9	69.3	266.0	298.8	277.4
Asia-Pacific	13.8	14.6	81.2	65.4	81.9
Total	158.9	163.9	751.4	740.3	756.3

* LTM = last 12 months (full year 2001 ./. three months 2001 + three months 2002)

Teleconference

An international teleconference will be arranged today on 7 May, 2002 at 4.00 p.m. Finnish time (2.00 p.m. London time). The dial-in number is +44-(0)20 8401 1043. (Please call in at 3.50 p.m.) The graphics of the presentation are attached to the report on the Internet at www.kcigroup.com. A replay of the teleconference will be available for the next 48 hours at +44-(0)20 8288 4459, code 637512.

Internet

This report is also available on the Internet at www.kcigroup.com. An audio recording of Mr Gustavson's presentation at the teleconference will be available on the Internet (under "Financial Reports") later on 7 May. To listen to the recording you will need a Java-enabled browser, Netscape Navigator 3.0+ or Microsoft Internet Explorer 3.0+ recommended. Optimal sound quality can be achieved by using version 4 of either Netscape or IE.

Capital Markets Day 2002

KCI Konecranes will arrange a Capital Markets Day 2002 on Tuesday, 25 June, 2002 at the corporate headquarters in Hyvinkää, Finland.

Next report

Interim Report, 2nd quarter, will be published on 13 August, 2002 at 10.00 a.m. Finnish time (8.00 a.m. London time).

Graphics

A graphical presentation of this report is available on the Internet at www.kcigroup.com.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr Stig Gustavson, President & CEO, tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040
Ms Franciska Janzon, IR Manager, tel. +358-20 427 2043

DISTRIBUTION
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Group Communications and Investor Relations
Franciska Janzon

11 April, 2002
10.00 a.m.

KCI KONECRANES: SHEPARD NILES ACQUISITION COMPLETED

At the end of March, 2002 KCI Konecranes finalised the acquisition of the hoist and crane business of Shepard Niles, Inc. of Montour Falls, New York, USA.

The agreement to purchase the business was made on March 5, 2002 as a part of a bankruptcy proceeding conducted at an auction in the United States Bankruptcy Court in Rochester, New York. A press release on the agreement was published on March 7, 2002.

For further information, please contact:

Mr Teuvo Rintamäki, Chief Financial Officer,
KCI Konecranes International Plc, tel. +358-20 427 2040

CORRECTION TO KCI KONECRANES RELEASE ON AGM 2002 RESOLUTIONS OF MARCH 7, 2002 AT 3.00 P.M.

KCI Konecranes corrects a mistake in the President and CEO's speech on the first page of the release.

Total order intake in January-February for Maintenance Services, Standard Lifting Equipment and Process Cranes was up 12.6% y-o-y.

(In the release Process Cranes was accidentally left out.)

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Teuvo Rintamäki, Chief Financial Officer,
Tel. +358-20 427 2040
Franciska Janzon, Group Communications and Investor Relations
Tel. +358-20 427 2043

DISTRIBUTION
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Media

Group Communications and Investor Relations
Franciska Janzon

7 March, 2002
3.30 p.m.

KCI KONECRANES ACQUIRES CRANE COMPANY IN NORTH AMERICA

On Tuesday 5 March 2002 KCI Konecranes acquired the assets of the hoist and crane business of Shepard Niles, Inc. of Montour Falls, New York, USA.

The purchase was made as a part of the bankruptcy proceedings to secure the best price for the benefit of the secured creditors. KCI Konecranes was the successful bidder for the business conducted at an auction in the United States Bankruptcy Court in Rochester, New York.

KCI Konecranes main interest in this business is the after market services and parts. Shepard Niles has a large installed base of overhead travelling cranes as the company has a 100-year history of crane production.

Depending on the results of an environmental study of the facilities, Konecranes will operate out of the existing Shepard Niles office and retain those employees associated with that part of the business.

The total consideration payable consists mainly of $975,000 in accounts receivable and $2,170,000 in inventory and intangible assets including the trade name and trade marks, engineering drawings, customer records etc.

Annual sales of replacement parts are currently $5,000,000. An additional $500,000 of sales comes from other aftermarket endeavours including service, in house repair and field modernizations. KCI Konecranes will continue selling hoists through the Shepard Niles distributors using the Shepard Niles brand name. It is estimated that an incremental $2,000,000 in sales will result from these products by the second year of operation.

The closing will take place no later than March 28, 2002.

KCI Konecranes is a world leading engineering group specialising in advanced overhead lifting solutions and maintenance services. Group activity is organised along three business areas: Maintenance Services (44% of Group sales) Standard Lifting Equipment (29%) and Special Cranes (27%). In 2001, Group sales totalled EUR 756 million with 4400 employees in 34 countries all over the world. KCI

Group Communications and Investor Relations
Franciska Janzon

7 March, 2002
3.30 p.m.

Konecranes is a broadly held company with listing on Helsinki stock exchange.

For further information, please contact:

Mr Charles E. Vanarsdall, Group Vice President, Region America, President, Konecranes, Inc., tel. +1-937-325 5420

Mr Stig Gustavson, President & CEO, KCI Konecranes International Plc, tel. +358-20 427 2000

KCI KONECRANES INTERNATIONAL PLC'S ANNUAL GENERAL MEETING RESOLUTIONS

KCI Konecranes International Plc's Annual General Meeting of Shareholders was held on Thursday, 7 March, 2002 at 11.00 a.m. at Group headquarters in Hyvinkää, Finland.

Dividend EUR 0.90

KCI Konecranes International Plc's Annual General Meeting approved the company's income statement and the balance sheet for the fiscal year 2001. The meeting discharged the Board Members and the Managing Director from liability. The meeting adopted the Board's proposal that a dividend of EUR 0.90 be paid on each of the 14,700,000 shares for a total of EUR 13,230,000 and that the rest EUR 70,715,268.17 be retained and carried forward. The Company holds 300,000 of its own shares to which no dividend is paid. The record day of the dividend payment is March 12, 2001. The dividend will be paid on March 19, 2001.

The President and CEO's Speech

Mr. Gustavson initiated his speech with a summary of the year 2001, which was a record year for the Group in a not-so-good market. He made a review of the Business Areas and the Group's financial development as presented in the Annual Report 2001. He than moved on to a review by Regions: slight decline in America, steady development in EU and growth in Asia-Pacific sales, which now account for 11% of Group sales compared to 9% in 2000.

Mr Gustavson then commented on what the future looks like for the Group. Although the market picture is not good, there is reasons for optimism for KCI Konecranes: Maintenance Services is showing steady non-cyclical development, new profitable product ranges in Standard Lifting and Special Cranes, market shares increase, Special Cranes order book is at good level and efficiency gains continue. Mr. Gustavson noted that the year 2002 started well with a good order book of Special Cranes and the order intake in Maintenance Services and Standard Lifting for January-February was up 12.6% y-o-y. He then pointed out the strong financial position of the Group setting a good base for new acquisition and announced that on March 5, 2002 an agrement had been made on the acquisition of the assets of the hoist and crane business of Shepard Niles, Inc of New York, USA.

Mr Gustavson concluded with a thank you to all customers and all personnel and a congratulation to shareholders for a succesful 2001. He further said that he hoped that he had in a credible way been able to convey our optimism to carry on- in spite of a not so good market- with the good development in 2002 and beyond.

Main points from Mr. Gustavson's speech at the AGM are found recorded on the Internet at: www.kcigroup.com/agm2002 (Requires Java-enabled browser; Netscape 3.0+ or Microsoft Internet Explorer 3.0+).

Composition of the Board of Directors

The number of Board Members was confirmed to be six (6).

The Board Members, Messrs. Björn Savén, Chief Executive, Industri Kapital, Juha Rantanen, President and CEO, Ahlstrom Corporation and Stig Stendahl, Board member of Fiskars Corporation were re-elected.

The other Board members are Mr. Timo Poranen, President, Finnish Forest Industries Federation, Mr. Matti Kavetvuo and Mr. Stig Gustavson, President and CEO of the Company.

In its first meeting the Board of Directors re-elected Mr. Björn Savén as its Chairman.

Company auditors

External auditors Deloitte & Touche Oy were reconfirmed.

Authorisation of the Board of Directors to repurchase the Company's own shares

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to repurchase the Company's own shares using funds available for distribution of profit as follows:

The Company's own shares may be repurchased to be used by the Company to implement incentive programs for the Company's key personnel, to be used as consideration in possible acquisitions and other arrangements, to develop the capital structure of the Company, to be otherwise disposed of or to be cancelled.

Altogether no more than 750,000 shares may be repurchased, taking into consideration, however, the provisions of the Companies Act regarding the maximum number of own shares that the Company is allowed to hold.

The repurchase of shares will be executed by purchasing shares through public trading on the Helsinki Exchanges. The repurchase price must be based on the market price of the Company's share in public trading. The Company may enter into customary derivative, share lending or other arrangements within the limits set by law and other regulations. The repurchase price will be paid to the sellers of shares within the

time period specified in the Rules of Helsinki Exchanges and the Rules of Finnish Central Securities Depository Ltd.

The shares will not be repurchased in proportion to the holdings of the shareholders as the repurchases of shares are executed by purchasing shares through public trading.

Repurchases will reduce the Company's distributable retained earnings.

As the maximum number of the shares to be repurchased does not exceed 5 per cent of the share capital of the Company and does not exceed 5 per cent of the voting rights attached to the shares, the repurchase will have no significant effect on the relative holdings of the shareholders of the Company or the voting powers among them.

The authorisation shall be effective for a period of one (1) year as of the date of resolution of the Annual General Meeting of Shareholders, i.e. as of March 7, 2002 until March 6, 2003.

Authorisation of the Board of Directors to dispose of own shares held by the Company

The meeting adopted the Board's proposal that the Board be authorised to resolve to dispose of shares held by the Company as follows:

The authorisation is limited to a maximum of 750,000 shares. The maximum number of shares covered by the authorisation does not exceed 5 per cent of the share capital of the Company and does not exceed 5 per cent of the voting rights attached to the shares. The shares may be disposed of in one or several occasions.

The Board of Directors is authorised to resolve to whom, in which order, under which terms and conditions, how many, and in which manner the repurchased shares will be disposed of. The shares may be disposed of as consideration in possible acquisitions and other arrangements or for granting incentives to key personnel. The Company may enter into customary derivative, share lending or other arrangements within the limits set by law and other regulations. The shares may also be disposed of by selling them through public trading.

The Board of Directors is authorised to resolve to dispose of the shares in another proportion than that of the shareholders´ pre-emptive rights to acquire the Company's shares, provided that weighty financial grounds exist from the Company's perspective. Financing or implementation of acquisitions or other arrangements or granting incentives to key personnel may be regarded as weighty financial grounds from the Company's perspective.

The Board of Directors is authorised to resolve on the transfer price, on the grounds for determining the transfer price and on the disposal of shares against other than pecuniary consideration.

The authorization is not proposed to include disposal of shares to the benefit of persons belonging to the category referred to in the Companies Act, Chapter 1, Section 4, Paragraph 1.

The authorisation shall be effective for a period of one (1) year as of the date of resolution of the Annual General Meeting of Shareholders, i.e. as of March 7, 2002 until March 6, 2003.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Ms. Sirpa Poitsalo, Director, General Counsel,
KCI Konecranes International Plc, tel. +358-20 427 2011

Ms. Franciska Janzon, IR-Manager,
Group Communications and Investor Relations,
KCI Konecranes International Plc, tel. +358-20 427 2043

DISTRIBUTION
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This document is an unofficial English translation of the original Swedish version.

KCI KONECRANES: NOTICE TO CONVENE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The shareholders of KCI Konecranes International Plc are invited to the Annual General Meeting of Shareholders to be held on Thursday, March 7, 2002 at 11.00 a.m., at the Company's headquarters, Koneenkatu 8, 05830 Hyvinkää.

THE MEETING SHALL DECIDE ON THE FOLLOWING MATTERS:

1. Matters to be decided upon under Article 12 of the Articles of Association

2. Authorisation of the Board of Directors to repurchase the Company's own shares

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to repurchase the Company's own shares using funds available for distribution of profit as follows:

The Company's own shares may be repurchased to be used by the Company to implement incentive programs for the Company's key personnel, to be used as consideration in possible acquisitions and other arrangements, to develop the capital structure of the Company, to be otherwise disposed of or to be cancelled.

Altogether no more than 750,000 shares may be repurchased, taking into consideration, however, the provisions of the Companies Act regarding the maximum number of own shares that the Company is allowed to hold.

The repurchase of shares will be executed by purchasing shares through public trading on the Helsinki Exchanges. The repurchase price must be based on the market price of the Company's share in public trading. The Company may enter into customary derivative, share lending or other arrangements within the limits set by law and other regulations. The repurchase price will be paid to the sellers of shares within the time period specified in the Rules of Helsinki Exchanges and the Rules of Finnish Central Securities Depository Ltd.

The shares will not be repurchased in proportion to the holdings of the shareholders as the repurchases of shares are executed by purchasing shares through public trading.

Repurchases will reduce the Company's distributable retained earnings.

As the maximum number of the shares to be repurchased does not exceed 5 per cent of the share capital of the Company and does not exceed 5 per cent of the voting rights attached to the shares, the repurchase will have no significant effect on the relative holdings of the shareholders of the Company or the voting powers among them.

The authorisation shall be effective for a period of one (1) year as of the date of resolution of the Annual General Meeting of Shareholders, i.e. as of March 7, 2002 until March 6, 2003.

3. Authorisation of the Board of Directors to dispose of own shares held by the Company

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to dispose of shares held by the Company as follows:

The authorisation is limited to a maximum of 750,000 shares. The maximum number of shares covered by the authorisation does not exceed 5 per cent of the share capital of the Company and does not exceed 5 per cent of the voting rights attached to the shares. The shares may be disposed of in one or several occasions.

The Board of Directors is authorised to resolve to whom, in which order, under which terms and conditions, how many, and in which manner the repurchased shares will be disposed of. The shares may be disposed of as consideration in possible acquisitions and other arrangements or for granting incentives to key personnel. The Company may enter into customary derivative, share lending or other arrangements within the limits set by law and other regulations. The shares may also be disposed of by selling them through public trading.

The Board of Directors is authorised to resolve to dispose of the shares in another proportion than that of the shareholders' pre-emptive rights to acquire the Company's shares, provided that weighty financial grounds exist from the Company's perspective. Financing or implementation of acquisitions or other arrangements or granting incentives to key personnel may be regarded as weighty financial grounds from the Company's perspective.

The Board of Directors is authorised to resolve on the transfer price, on the grounds for determining the transfer price and on the disposal of shares against other than pecuniary consideration.

The authorization is not proposed to include disposal of shares to the benefit of persons belonging to the category referred to in the Companies Act, Chapter 1, Section 4, Paragraph 1.

The authorisation shall be effective for a period of one (1) year as of the date of resolution of the Annual General Meeting of Shareholders, i.e. as of March 7, 2002 until March 6, 2003.

DOCUMENTS ON DISPLAY FOR PUBLIC INSPECTION AND ANNUAL REPORT

The documents relating to the Closing of Accounts and the above-mentioned proposals of the Board of Directors may be inspected in their entirety at the Company's headquarters during a period of one week prior to the Annual General Meeting of Shareholders. The proposals of the Board of Directors are also available in their entirety on the internet at www.kcigroup.com/agm2002. The Annual Report for 2001 is available in English on the Internet at http://www.kcigroup.com as of February 22, 2002 at 10.00 a.m. The Annual Report will immediately be sent to the shareholders after February 28, 2002.

PAYMENT OF DIVIDEND

The Board of Directors proposes to the Annual General Meeting of Shareholders that a dividend of EUR 0.90 be paid on each of the shares to a shareholder who is registered as a shareholder on the record day in the Company's shareholders' register maintained by the Finnish Central Securities Depository Ltd. The record day for the dividend payment is March 12, 2002. The dividend will be paid on March 19, 2002.

COMPOSITION OF THE BOARD OF DIRECTORS

The term for the Board members Björn Savén, Juha Rantanen and Stig Stendahl expires at this Annual General Meeting of Shareholders. Mr Savén, Mr Rantanen and Mr Stendahl have confirmed that they are available for re-election.

RIGHT TO PARTICIPATE AND NOTIFYING OF PARTICIPATION

Only a shareholder who on February 25, 2002 has been registered as a shareholder in the shareholders' register of the Company maintained by Finnish Central Securities Depository Ltd has the right to participate in the Annual General Meeting of Shareholders. Holders of nominee registered shares intending to participate in the Annual General Meeting of Shareholders should notify their custodian well in advance of their intention and comply with the instructions provided by the custodian. The registration must be in place on February 25, 2002.

A shareholder who wishes to participate in the Annual General Meeting of Shareholders must notify the headquarters of the Company of the intention to participate not later than on March 4, 2002 before 4.45 p.m. to Ms. Maija Jokinen by e-mail: maija.jokinen@kcigroup.com, by telefax: +358 20 427 2099, by mail: P.O. Box 661, FIN-05801 HYVINKÄÄ, or by phone: + 358 20 427 2001, or through the Internet; http://www.kcigroup.com/agm2002/. Shareholders are requested to inform the Company of any proxies for the Annual General Meeting of Shareholders in connection with the registration. A model for a proxy is available on the Internet address mentioned above.

In Hyvinkää, on February 15, 2002
KCI Konecranes International Plc
The Board of Directors

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc,
Sirpa Poitsalo, Director, General Counsel
Tel. +358-20 427 2011

DISTRIBUTION
Helsinki Exchanges
Media

KCI KONECRANES: THE PROPOSALS OF THE BOARD OF DIRECTORS TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS 2002

Proposal to distribute a dividend of EUR 0.90 per share
Proposal for the authorisation of the Board to repurchase the Company's own shares
Proposal for the authorisation of the Board to dispose of own shares held by the Company

The Annual General Meeting of Shareholders will be held on 7 March, 2002. The notice to convene the AGM will be published as a separate release on 15 February, 2002.

Proposal of the Board to distribute dividend

The Board of Directors proposes that a dividend of EUR 0.90 be paid on each of the 14,700,000 shares for a total of EUR 13,230,000 and that the rest EUR 70,715,268.17 be retained and carried forward. The Company holds 300,000 of its own shares to which no dividend is paid.

Authorisation of the Board of Directors to repurchase the Company's own shares

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to repurchase the Company's own shares using funds available for distribution of profit as follows:

The Company's own shares may be repurchased to be used by the Company to implement incentive programs for the Company's key personnel, to be used as consideration in possible acquisitions and other arrangements, to develop the capital structure of the Company, to be otherwise disposed of or to be cancelled.

Altogether no more than 750,000 shares may be repurchased, taking into consideration, however, the provisions of the Companies Act regarding the maximum number of own shares that the Company is allowed to hold.

The repurchase of shares will be executed by purchasing shares through public trading on the Helsinki Exchanges. The repurchase price must be based on the market price of the Company's share in public trading. The Company may enter into customary derivative, share lending or other arrangements within the limits set by law and other regulations. The repurchase price will be paid to the sellers of shares within the

time period specified in the Rules of Helsinki Exchanges and the Rules of Finnish Central Securities Depository Ltd.

The shares will not be repurchased in proportion to the holdings of the shareholders as the repurchases of shares are executed by purchasing shares through public trading.

Repurchases will reduce the Company's distributable retained earnings.

As the maximum number of the shares to be repurchased does not exceed 5 per cent of the share capital of the Company and does not exceed 5 per cent of the voting rights attached to the shares, the repurchase will have no significant effect on the relative holdings of the shareholders of the Company or the voting powers among them.

The authorisation shall be effective for a period of one (1) year as of the date of resolution of the Annual General Meeting of Shareholders, i.e. as of March 7, 2002 until March 6, 2003.

Authorisation of the Board of Directors to dispose of own shares held by the Company

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to dispose of shares held by the Company as follows:

The authorisation is limited to a maximum of 750,000 shares. The maximum number of shares covered by the authorisation does not exceed 5 per cent of the share capital of the Company and does not exceed 5 per cent of the voting rights attached to the shares. The shares may be disposed of in one or several occasions.

The Board of Directors is authorised to resolve to whom, in which order, under which terms and conditions, how many, and in which manner the repurchased shares will be disposed of. The shares may be disposed of as consideration in possible acquisitions and other arrangements or for granting incentives to key personnel. The Company may enter into customary derivative, share lending or other arrangements within the limits set by law and other regulations. The shares may also be disposed of by selling them through public trading.

The Board of Directors is authorised to resolve to dispose of the shares in another proportion than that of the shareholders´ pre-emptive rights to acquire the Company's shares, provided that weighty financial grounds exist from the Company's perspective. Financing or implementation of acquisitions or other arrangements or granting incentives to key personnel may be regarded as weighty financial grounds from the Company's perspective.

The Board of Directors is authorised to resolve on the transfer price, on the grounds for determining the transfer price and on the disposal of shares against other than pecuniary consideration.

The authorization is not proposed to include disposal of shares to the benefit of persons belonging to the category referred to in the Companies Act, Chapter 1, Section 4, Paragraph 1.

The authorisation shall be effective for a period of one (1) year as of the date of resolution of the Annual General Meeting of Shareholders, i.e. as of March 7, 2002 until March 6, 2003.

The proposals by the Board of Directors are available on the internet at www.kcigroup.com/agm2002 as of 15 February, 2002.

KCI Konecranes is one of the leading crane companies in the world. The KCI Konecranes' activity is organised along three Business Areas: Maintenance Services, Standard Lifting Equipment and Special Cranes. In 2000, Group sales were EUR 703 million with almost 4500 employees in 34 countries all over the world.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc,
Sirpa Poitsalo, Director, General Counsel
Tel. +358-20 427 2011

DISTRIBUTION
Helsinki Exchanges
Media

KCI KONECRANES GROUP 2001 FINANCIAL RESULTS

STRONG PROFIT GROWTH

Good profits based on ongoing efficiency gains
Operating Income and Net Income up 39.5 % and 51.2% respectively
Sales up 7.6% to EUR 756.3 million
Orders down 11.2% from record year 2000
Order book at EUR 279.7 million, a very good level

Million EUR	1-12/01	%	Full year 1-12/00	%	Change %
SALES					
Maintenance Services	365.2		342.0		6.8
Standard Lifting Equipment	244.9		253.4		-3.4
Special Cranes	227.3		189.6		19.9
Internal Sales	-81.1		-82.0		-1.1
Sales total	756.3	100	703.0	100	7.6
Income from operations (EBITA)	59.4	7.9	43.7	6.2	36.1
Goodwill amortisation	-4.1		-4.1		2.4
Operating income (EBIT)	55.3	7.3	39.6	5.6	39.5
Financial income and expenses	-2.8		-5.6		-49.2
Income before taxes and minority interest	52.4	6.9	34.0	4.8	54.1
Net income	35.3	4.7	23.4	3.3	51.2
Earnings per share (EUR)	2.40		1.59		51.2
Cash flow per share (EUR)	2.93		-0.29		
Dividend per share (EUR)	0.90 (1		0.71		26.8
ORDERS RECEIVED					
Maintenance Services	307.2		300.9		2.1
Standard Lifting Equipment	229.2		256.9		-10.8 (2
Special Cranes	209.6		284.4		-26.3
Internal Orders	-66.9		-77.8		-14.0
Orders Received total	679.1		764.4		-11.2
Order book at end of period	279.7		308.8		-9.4

1) Board's proposal
2) for continuing operations -5.5%

Future Prospects:

In spite of a good start, 2001 markets soon turned into a recessive mode. It now appears that although the total market picture for 2002 still remains clouded, there is optimism for KCI Konecranes.

A number of positive developments compensate for the effects of a depressed market: The Group is gaining market share, the Group has constantly trimmed its cost base for increased efficiency, and the Group has a thoroughly modern and competitive product range.

In particular: Maintenance Services stable growth continues in spite of low markets. In Standard Lifting Equipment the new product range captures market share. In Special Cranes, new orders flow returned during the second half of the year 2001 and its order backlog now supports a full load for the whole year. New Special Cranes' products are set to boost orders further.

The Group expects operational efficiency improvements to continue in all business areas. On the total, the Group expects further improvements in profitability.

STIG GUSTAVSON, PRESIDENT & CEO

Profit and margins

During 2001 many of our improvement endeavours started to pay dividends. Group profit level, on all meters, increased considerably.

There is, however, more to come.

The best improver, Standard Lifting Equipment, is still burdened with introductory costs for the new product line. The bigger units of the range will start selling only in 2002. In 2001, against a drop in Sales (which was clearly smaller than market decline) margins already strengthened considerably.

In Special Cranes, a similar development as in Standard Lifting Equipment is under way. Because of much longer book-to-bill times (one year or more) most of the benefits of the new product range are still to come.

In Maintenance Services, the effects of the ill-fated Baan project are slowly fading. Margins improved, in spite of an unfavourable market. The improvement process will continue.

Orders

For the first time in many years, the Group shows a clear decrease in total new orders compared to the previous year.

The important question is then: Will the Group be able to continue on its sales growth track also in 2002?

I believe it will, and here's why:

Maintenance Services did grow, also in orders during 2001, and in spite of a total standstill after September 11. At the end of 2001 and beginning of 2002, activity levels were back to normal.

In Special Cranes, only Q2/01 orders were low, whereas the second half of 2001 posted a return to a level of EUR 200 million per year. September 11 events did not have immediate effect on Special Cranes, as the nature of this business calls for long planning horizons. The order book in itself already speaks for a good development in 2002, and going into 2003. Our new product range will also support growth.

In Standard Lifting Equipment, market swings are much more pronounced compared to the other Business Areas. After September, the markets partly came to a standstill. Yet, the overriding picture is valid: due to its superior performance our product range is winning market share.

In Standard Lifting Equipment we now see a certain pent up demand, and the year 2002 has started on a positive keynote.

BUSINESS DEVELOPMENT

Group sales and operating income developed favourably in 2001. The increase in sales was 7.6 % and in net income 51.2%. Growth was recorded in all geographical areas with the exception of the Americas. The Operating Income grew by 39.5%. The Operating Income developed positively in all Business Areas both in absolute terms and in margin to sales. Financing costs halved. Group earnings per share improved by 51.2 % to EUR 2.40 per share. Cash flow from operations was EUR 43 million or EUR 2.93 per share.

Sales

Group sales were EUR 756.3 million, which is EUR 53.3 million higher than 2000 sales. The growth was 7.6 %. Sales growth was strongest in Asia-Pacific and Nordic and Eastern Europe while sales in the Americas decreased slightly. Most of the growth was organic as there were only minor acquisitions in 2001.

Order Intake and Order Backlog

Order intake was EUR 679.1 million, with a decline of 11.2 % compared to EUR 764.4 million for the previous year. Excluding discontinued products the decrease was approx. 9.5 %.

The value of the order backlog (excluding the value of the maintenance agreement base) at the end of 2001 stood at EUR 279.7 million which is 9.4 % less than it was at the end of 2000.

Special Cranes new orders decreased with 26.3%. During the previous year, in Q3/00 the Group received one big Special Crane order worth EUR 75 million. Save for this one time big order, the orders flow in 2001 matched that of 2000. The backlog for Special Cranes decreased by approx. 10 % but now represents a more comfortable level when considering the customers' need for reasonable delivery times.

Orders for Standard Lifting Equipment decreased with 5.5% for continuing operations. Orders dropped significantly in Q4/01, as September 11 caused a total orders standstill, particularly in the Americas but also elsewhere for several weeks. At the end of the year, and especially in January 2002, the orders flow recovered. For Standard Lifting Equipment the order backlog decreased by approx. one third from the level of the previous year mainly due to the North American market.

In Maintenance Services the Group saw an increase in the order backlog in spite of a total standstill after September 11. The average monetary value per unit in the maintenance agreement base increased considerably.

Profitability

The Operating Income was EUR 55.3 million or 39.5 % more than in 2000 (EUR 39.6 million). The Operating Income margin was 7.3 %, which is up from the margin of 5.6 % in 2000. Operating Income before goodwill amortisations (EBITA) was EUR 59.4 million or 7.9 % on sales (2000: 6.2 %) and the Operating Income before all depreciations and amortisations (EBITDA) was EUR 71.3 million or 9.4 % on sales (2000: 7.9 %).

The Operating Income includes under "Other Operating Income" capital gains from the sale of Vacon Oyj shares (approx. EUR 9.9 million). The level of other operating income decreased to EUR 12.2 million from EUR 14.0 million in 2000.

The Group also recorded one-off costs of restructuring measures aiming at further efficiency improvements. Certain actions were completed during the fiscal year and decisions were taken on some further improvements in all Business Areas. The

most significant actions relate to Group's new equipment activities in Europe and North America.

The profit from the sale of the above mentioned shares is reported in "Other operating income" and most of the costs and charges for restructuring are included in "Other operating expenses" in the Consolidated Statement of Income. In the Business Area review the net effect of these two impacts is reported under "Group costs".

The development of Sales and Operating Income by business area is presented under "Business Review by Business Area".

The Income before taxes was EUR 52.4 million, which is 54.1 % better than previous year's pre-tax profits of EUR 34.0 million. The corresponding profit margin was 6.9 % compared to 4.8 % in 2000.

Income taxes were EUR 17.1 million corresponding to a 32.7 % effective tax rate (2000: 31.4 %). The increase in the tax rate is a consequence of higher taxable income and the tax treatment of certain one-off charges.

Net income or after tax profit was EUR 35.3 million and 4.7 % on sales. Net Income growth was EUR 11.9 million from the previous year equalling a 51.2 % improvement. Earnings per share increased accordingly from 1.59 euro to 2.40 euro.

Return on capital employed reached 24.3 % in 2001, up from 19.4 % in 2000. Return on equity was 22.0 % (2000: 16.4 %). Improving returns on capital are a direct consequence of improved profitability and more efficient use of capital.

Balance Sheet and Financing

Cash flow from operations was EUR 43.0 million (2000: EUR -4.2 million). Free cash flow amounted to EUR 40.0 million (2000: 23.2 million) and EUR 3.0 million was released from the net working capital (2000: increase by EUR 27.4 million).

Disposals of fixed assets exceeded capital expenditures by EUR 1.1 million, thereby cash flow before financial items reached EUR 44.1 million (2000: EUR 27.3 million negative). EUR 10.4 million was used for dividends, and interest-bearing debts were reduced by EUR 28.4 million.

Group's net interest bearing borrowing decreased to EUR 50.1 million, from EUR 85.3 million in 2000. This meant a reduction of EUR 35.2 million in net interest bearing debts. The gearing decreased from 57.7 % in 2000 to 28.9 % in 2001.

The Group renewed its USD 100 million revolving credit facility for back-up purposes by a new similar type of facility of EUR 100 million. At the end of 2001 approx. EUR 15.0 million was in use. In 2000 the Group launched a serial bond with a maximum compound value of EUR 100 million. EUR 25.0 million worth of bonds were issued and sold in 2000. During 2001 there were no new issues or other changes relating to this bond instrument.

CURRENCIES

Currency exchange rates had only a very small effect on Group sales, net income and orders received development. The average consolidation rates of some of the most important currencies developed as follows (euro/currency):

	2001	2000	Change %
USD	0.89599	0.92321	3.04
CAD	1.3867	1.3699	-1.21
GBP	0.62193	0.60926	-2.04
SEK	9.2558	8.4443	-8.77
SGD	1.604	1.5916	-0.77
AUD	1.7324	1.5886	-8.30

The Group continued its currency policy of hedging. All transactions in foreign currencies are subject to approximately one year of hedging ahead or, alternatively, risks are covered by other instruments.

INVESTMENTS

Group investments into tangible assets were EUR 10.0 million (2000: EUR 10.1 million). Most of the investments were targeted on machinery and information technology and were mainly replacement investments aiming at improved efficiency.

Investments into intangible assets were EUR 1.3 million and were mainly related to improving the management of product information.

The investment level corresponded approximately to the level of depreciations of related assets.

R&D

Total direct R&D costs were EUR 7.7 million (2000: EUR 6.9 million). This represents one per cent of sales, but in relation to the sales of corresponding components and other key technologies this equals to

approximately 5%. R&D costs are mainly related to the development of hoists, electrical and electronical components and container handling technology. The launching of the high tech BoxHunter container crane was started during the summer and already lead to three major orders.

HUMAN RESOURCES DEVELOPMENT

The Group continued its training and development efforts. The KCI Konecranes Academy, with its focus on middle management and experts continued as planned. The year 2001 was the fifth year of operation for the Academy. The educational and developmental executive level program, together with IMD of Lausanne, Switzerland, was also continued as planned. The biggest training effort, however, focused increasing expertise and versatility of the personnel in sales, maintenance and manufacturing. An important part of these efforts concerned training on new products and technologies as part of the market introduction in Standard Lifting Equipment.

PERSONNEL

At the end of 2001 the KCI Konecranes Group had 4401 employees. The net reduction in personnel was 62 from the end of previous year.

RISK POLICIES AND LITIGATION

The Group continuously reviews its insurance policies as part of its total risk management. Insurances are used to provide sufficient cover to all risks that are financially or otherwise insurable.

The Group discontinued the Omniman, the computer based enterprise resource planning systems development project in 2000 because of the severe problems and uncertainties relating to the project. As the negotiations with the vendor, Baan Company N.V. (now owned by Invensys Plc) did not lead to an acceptable conclusion, the dispute was taken to arbitration proceedings. The arbitration process will take place in Stockholm.

The Consolidated Balance Sheet includes a receivable (approx. EUR 14.5 million) relating to licence, development and implementation fees and costs for the project. The Group expects the arbitration award to be given during year 2002.

At year-end the Group did not have any other pending legal processes or business claims with material effect.

GROUP STRUCTURE

The two units acquired just before the end of 2000: Caillard in France, specialising in harbour crane maintenance and TEPA-Mestarit Oy (remaining 50% of total shares), the plant maintenance services company in Finland, were taken over at the beginning of the year. Caillard is now fully operative and both companies' positive results exceeded expectations. No other new business or company acquisitions of significance were completed during the fiscal year.

In USA, a business specialising in crane electric drives and their modernisations with annual sales of approx. EUR 3 million was acquired in November.

The Group will continue its active acquisition policy.

SHARES AND SHAREHOLDERS

KCI Konecranes' share price increased with 5.6 % during year 2001. During the same period HEX general index decreased by 32.4 % and HEX portfolio index by 22.3 %. The HEX Metal & Engineering index increased with 9.9 %.

The 2001 closing share price was EUR 28.50 (2000: EUR 27.00). The highest share price was EUR 38.46 (2000: EUR 39.90), the average price was EUR 31.72 (2000: EUR 32.67) and the lowest share price was EUR 25.00 (2000: EUR 25.10). Total market capitalisation at year-end was EUR 427.5 million (2000: EUR 405 million), the 34th highest market value of companies listed on Helsinki Exchanges.

The trading volume totalled 8,581,051 shares of KCI Konecranes, which represents 57.2 % of the outstanding shares. In monetary terms trading was EUR 272 million, which was the 27th largest trading of companies listed on Helsinki Exchanges.

The Company's own shares

At year-end 2001, KCI Konecranes International Plc held 300,000 of its own shares with a total acquisition cost of EUR 7.5 million. This represents 2.00 % of the total amount of shares and voting rights. The Parent Company's ownership of its own shares did not change during the fiscal year.

Dividend Proposal

The Board of Directors proposes to the AGM that a dividend of EUR 0.90 per share will be paid for the fiscal year 2001. The dividend will be paid to persons, who are entered as shareholders in the share register on the record date March 12, 2002. Dividend payment day is March 19, 2002.

BUSINESS REVIEW BY BUSINESS AREA

Maintenance Services

Maintenance Services sales was EUR 365.2 million (2000: EUR 342.0 million), up 6.8 % year-on-year. Operating Income amounted to EUR 24.1 million (2000: EUR 21.3 million), up 13.1 % from the previous year. The margin improved from the 6.2 % of sales in 2000 to 6.6 %. Order intake was EUR 307.2 million (2000: EUR 300.9 million), up 2.1 % from the previous year.

The growth was clearly slower than in the year before. This was a consequence of our actions to focus service and maintenance activities on more demanding cranes and crane applications and by the increased hesitance among customers immediately after September 11. Also no acquisitions were made during the fiscal year.

The new harbour crane maintenance business unit, KCI Koneports that was formed in 2000 by combining the existing harbour crane maintenance activities with the acquired Noell Konecranes and Caillard port activities, developed very positively both in terms of sales and operating income. The harbour and shipyard crane maintenance sales amounted to approx. EUR 60 million.

The value of the maintenance agreement base grew with approx. 6 % and the value of the maintenance agreements base per unit grew with approx. 7 %.

Future prospects

It appears that the market will be somewhat dampened in 2002, particularly in view of the events of September 11. The recession of 2002 will probably be less of a gift to the maintenance services business than the previous deeper recession. However, the same recessionary environment encourages repair and refurbishment of existing equipment rather than replacement, so we can look forward to improved repair opportunities and strong sales for spare parts.

The stable growth rate illustrated by 2001 performance is expected to continue into the beginning of 2002. The prospects for continued select acquisitions are increasing.

Standard Lifting Equipment

Sales in 2001 amounted to EUR 244.9 million (2000: EUR 253.4 million), a 3.4 % decrease from the previous year. The Operating Income in 2001 increased to EUR 29.2 million (2000: EUR 22.5 million), up by 29.8 % from the previous year. The Operating income margin increased from 8.9 % in 2000 to 11.9 %.

Sales stayed at the level of the year 2000 when corrected for the discontinued out-of-date products at the hoist factory in USA.

The considerable improvement in profitability is mainly due to the new hoist platform and other efficiency improvements. The net decrease in personnel in the Standard Lifting Equipment Business Area was 69 persons or 5.9 %. The Business Area also profited from a favourable dollar-euro exchange rate.

Orders received were EUR 229.2 million (2000: EUR 256.9 million), down 10.8 % from the previous year. Corrected for discontinued products the decline was approximately 5.5 %.

The launch of the new wire rope hoist line progressed according to plan. Today, two thirds of the orders are for the new product line and also in monetary terms the new products account for approximately half of the total value of hoist orders. The Operating Income was burdened by extra development, production and market launching costs. The costs amounted to EUR 1.4 million (2000 EUR 1.7 million).

Future prospects

The market outlook for 2002 remains recessionary. Some analysts forecast investment spending bottoming in mid year and a return to growth to occur in the second half of the year.

For KCI Konecranes, there are a number of elements supporting a better development. The new product range attracts widespread attention, also among competitor's dealers. We believe that we can increase our market shares further.

In 2002, the remaining models of the new hoist line will be introduced. This supports an ongoing positive momentum for our line. It will also support production efficiencies when the production structure for the old line is dismantled.

Our activities in China are very encouraging. We have already obtained full operational licenses in China, and our production plant in Shanghai is nearing completion.

During recent years, our name has gained considerably increased attention amongst our customer industries. More than before, we are invited to forming "most preferred supplier" relationships with large clients.

Special Cranes

Special Cranes sales increased to EUR 227.3 million (2000: EUR 189.6 million), up 19.9 % from the previous year. Operating income was EUR 17.1 million (2000: EUR 13.8 million), up 23.9 % from the previous year. The operating margin grew to 7.5 % from 7.3 % in the previous year.

Orders received were EUR 209.6 million (2000: EUR 284.4 million), down 26.3 % from the previous year. Orders received in 2000 included one large order with total value of approx. EUR 75 million. That order apart, our "normal" order flow in 2001 was at the same good level as in 2000.

The growth in sales and profit is mainly attributable to new products with higher performance and reliability as well as better margins.

In the summer of 2001 the Group launched a new high performance ship-to-shore container crane, the BoxHunter®. Soon after market introduction three significant orders for six cranes were recorded.

Future prospects

New products and totally new control technology, the latest being the "BoxHunter" design for ship-to-shore container handling, together with a good level of orders in the backlog allow a favourable development for the year 2002.

In 2001 the Group saw rapid growth in Special Cranes sales. In 2002 the growth will continue, but at a more moderate level.

IMPORTANT ORDERS

Here are some examples on new equipment orders during the year. The list illustrates our reach, both in terms of customer base and geographical coverage.

Several orders were received in China, including 13 industrial overhead cranes for Hi Standard, four industrial cranes for Ningbo QIYI Metal Co. and two overhead cranes for Bohai Shipyard.

Heavy engineering and equipment maker Komatsu Ltd in USA ordered 20 modular crane packages via the Group's distribution network in North Carolina, USA.

Volkswagen Nutzfahrzeuge ordered an industrial crane complete with KCI Konecranes own control technology for its plant in Hanover, Germany.

StoraEnso chose Konecranes to supply the cranes for its new production line at Langenbrugge in Belgium. Altogether the delivery contains 10 paper mill cranes and constitutes one of the biggest paper mill crane orders ever.

Papierfabrik Palm PM GmbH & Co in Wörth, Germany ordered several paper hall cranes including five automatic paper roll storage cranes.

Sydkraft Öst Värme AB, Sweden, ordered two Bio Fuel Plant cranes with Grab Unloaders.

Esbjerg incineration plant in Denmark ordered two Waste-to-Energy process cranes.

Wei Sheng Steel Co Ltd, Vietnam ordered a 180 ton special crane to its Can Don Hydro Power Plant.

Kvaerner Songer ordered two power house cranes for its power station in Pennsylvania, USA.

Automated Waste-to-Energy cranes were ordered for two projects in Sweden, for Sysav WTE and for Steinmüller, BBP Halmstad Renhållnings AB. Two Refuse handling cranes were also ordered for a project by CNIM in France

Siemens ordered several heavy duty special cranes for its Hydro Power Plant in Caruachi, Venezuela.

AvestaPolarit Stainless Oy in Tornio, Finland, ordered 14 industrial maintenance cranes for its new cold rolling mill.

Nassco (National Steel and Shipbuilding Company), USA, ordered a magnet crane for plate handling.

Two Port terminals in Spain, Terminal de Contenedores de Barcelona (TCB) and Terminal de Contenedores de Algeciras, S.A. (TCA) ordered altogether four Post Panamax Ship-to-Shore (STS) Container Cranes of the new BoxHunter design.

Georgia Port Authority Savannah, USA, ordered two Super Post Panamax Ship-to-Shore container cranes.

Maryland Port Administration, Baltimore, USA, ordered six Konecranes Rubber Tyred Gantry Cranes (RTG) and reserved an option to buy up to 12 additional identical cranes during the next two years.

The Port of Copenhagen, Denmark ordered one ship-to-shore container crane.

Japanese Oshima Shipbuilding Co. Ltd. ordered eight Konecranes-Munckloader cranes (Shipboard Gantry Cranes) to be installed onboard vessels ordered by Singaporean shipowner Masterbulk Ptd. Ltd.

The harbours in Le Havre in France and Koper in Slovenia both ordered one high capacity grab type unloader.

The Port of Aarhus, Denmark and the Port of Kotka in Finland both exercised their options for an additional new ship-to-shore container crane.

FUTURE PROSPECTS

In spite of a good start, 2001 markets soon turned into a recessive mode.

It now appears that although the total market picture for 2002 still remains clouded, there is optimism for KCI Konecranes.

A number of positive developments compensate for the effects of a depressed market: The Group is gaining market share, the Group has constantly trimmed its cost base for increased efficiency, and the Group has a thoroughly modern and competitive product range.

In particular: Maintenance Services stable growth continues in spite of low markets. In Standard Lifting Equipment the new product range captures market share. In Special Cranes, new orders flow returned during the second half of the year 2001 and its order backlog now supports a full load for the whole year. New Special Cranes' products are set to boost orders further.

The Group expects operational efficiency improvements to continue in all business areas.

On the total, the group expects further improvements in profitability.

Helsinki, 13 February, 2002
Board of Directors

FORMAL STATEMENT

Certain statements in this report are forward looking and are based on management's expectation at the time they are made. Therefore they involve risks and uncertainties and are subject to change due to changes in general economic or industry conditions.

DEVELOPMENT BY BUSINESS AND MARKET AREAS

Order Intake by Business Area

	2001 MEUR	% of 2001 total	2000 MEUR	% of 2000 total
Maintenance Services	307.2(1	41	300.9(1	36
Standard Lifting Equipment	229.2	31	256.9	30
Special Cranes	209.6	28	284.4	34
./. Internal	-66.9		-77.8	
Total	679.1(1	100	764.4(1	100

1) Excl. Service Contract Base

Order Book2)

	2001 MEUR	2000 MEUR
Total	279.7	308.8

2) Percentage of completion deducted

Sales by Business Area

	2001 MEUR	% of 2001 total	2000 MEUR	% of 2000 total
Maintenance Services	365.2	44	342.0	44
Standard Lifting Equipment	244.9	29	253.4	32
Special Cranes	227.3	27	189.6	24
./. Internal	-81.1		-82.0	
Total	756.3	100	703.0	100

Operating Income by Business Area (MEUR)

	2001 Operating Income	% of 2001 total sales	2000 Operating Income	% of 2000 total sales
Maintenance Services	24.1	6.6	21.3	6.2
Standard Lifting Equipment	29.2	11.9	22.5	8.9
Special Cranes	17.1	7.5	13.8	7.3
Group costs	-11.9		-14.4	
Consolidation items	-3.2		-3.6	
Total	55.3		39.6	

Sales by Market

	2001 MEUR	% of 2001 total	2000 MEUR	% of 2000 total
Nordic and Central Europe	183.4	24	156.6	22
EU (excl. Nordic)	213.6	28	200.9	29
Americas	277.4	37	284.4	40
Asia-Pacific	81.9	11	61.1	9
Total	756.3	100	703.0	100

Personnel by Business Area (at the End of the Period)

	2001	% of 2001 total	2000	% of 2000 total
Maintenance Services	2,481	56	2,501	56
Standard Lifting Equipment	1,109	25	1,178	26
Special Cranes	705	16	673	15
Group Staff	106	3	111	3
Total Company	4,401	100	4,463	100

CONSOLIDATED STATEMENT OF INCOME

	2001 MEUR	2000 MEUR
Sales	756.3	703.0
Other operating income (1	12.2	14.0
Share of result of participating interest undertakings	-0.3	-0.1
Depreciation and reduction in value	-16.0	-16.0
Other operating expenses (2	-697.0	-661.3
Operating profit	55.3	39.6
Financial income and expenses (3	-2.8	-5.6
Income before taxes	52.4	34.0
Taxes	-17.1	-10.6
Net income	35.3	23.4

1) Includes 9.9 MEUR (10.8 MEUR in 2000) profit from the sale of shares in Vacon Oyj.
2) Includes 6.9 MEUR (8.8 MEUR in 2000) one-time restructuring costs and charges.
3) Financial income and expenses

	2001 MEUR	2000 MEUR
Dividend income	0.3	0.2
Interest income from current assets	2.7	2.2
Other financial income	0.7	0.7
Interest expenses	-6.1	-8.3
Other financial expenses	-0.5	-0.4
Total	-2.8	-5.6

Investments

	2001 MEUR	2000 MEUR
Total (excl. Acquisitions)	11.3	14.7

CONSOLIDATED BALANCE SHEET

ASSETS	31.12.2001	31.12.2000
Non-current assets	MEUR	MEUR
INTANGIBLE ASSETS		
Intangible rights	3.7	3.4
Goodwill	18.9	20.4
Group goodwill	6.6	8.7
Advance payments	3.7	0.5
	32.9	33.1
TANGIBLE ASSETS		
Land	4.1	4.0
Buildings	21.7	23.6
Machinery and equipment	29.1	28.6
Advance payments and construction in progress	1.8	2.3
	56.7	58.5
INVESTMENTS		
Participating interests	1.2	1.5
Other shares and similar rights of ownership	0.7	5.0
Own shares	7.5	7.5
	9.4	14.0
Current assets		
INVENTORIES		
Raw materials and semi-manufactured goods	39.7	42.0
Work in progress	48.1	47.2
Advance payments	3.0	3.8
	90.8	93.0
LONG-TERM RECEIVABLES		
Loans receivable	0.6	0.0
Other receivables	0.3	0.6
Deferred assets	0.1	0.2
	1.1	0.8
SHORT-TERM RECEIVABLES		
Accounts receivable	138.5	152.2
Amounts owed by participating interest undertakings	2.6	2.5
Loans receivable	0.1	0.1
Other receivables	21.6	21.2
Deferred tax assets	4.9	4.3
Deferred assets	80.6	59.2
	248.3	239.5
CASH IN HAND AND AT BANKS	16.8	11.2
Total current assets	356.9	344.4
TOTAL ASSETS	455.9	450.0

SHAREHOLDERS' EQUITY AND LIABILITIES	31.12.2001 MEUR	31.12.2000 MEUR
Equity		
Share capital	30.0	30.0
Share premium account	20.5	20.5
Reserve for own shares	7.5	7.5
Equity share of untaxed reserves	3.3	3.9
Translation difference	-3.6	-3.8
Retained earnings	87.2	73.9
Net income for the period	35.3	23.4
	180.2	155.3
Minority share	0.1	0.1
Provisions	12.9	15.5
Liabilities		
LONG-TERM DEBT		
Bonds	25.0	25.0
Loans from credit institutions	25.0	10.4
Pension loans	2.5	3.0
Bond with warrants	0.1	0.1
Other loans	0.6	2.7
Deferred tax liability	2.8	2.3
	56.0	43.4
CURRENT LIABILITIES		
Loans from credit institutions	0.4	43.0
Pension loans	0.5	0.5
Advance payments received	31.4	29.7
Accounts payable	58.4	55.3
Amounts owed to participating interest undertakings	0.1	0.1
Other short-term liabilities	29.9	27.6
Accruals	85.9	79.6
	206.7	235.7
Total liabilities	262.7	279.1
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	455.9	450.0
Interest-bearing debts	67.5	96.5

Contingent Liabilities and Pledged Assets (MEUR)

CONTINGENT LIABILITIES	2001	2000
For own debts		
Mortgages on land and buildings	5.9	10.0
For own commercial obligations		
Pledged assets	0.8	0.6
Guarantees	143.7	125.1
For associated company's debt		
Guarantees	0.7	0.7
For others		
Guarantees	0.2	0.2
OTHER CONTINGENT AND FINANCIAL LIABILITIES		
Leasing liabilities		
Next year	8.6	9.1
Later on	9.4	7.8
Other liabilities	2.2	0.5
Total	171.6	154.0

Leasing contracts follow the normal practices in corresponding countries.

Total by Category		
Mortgages on land and buildings	5.9	10.0
Pledged assets	0.8	0.6
Guarantees	144.6	126.1
Other liabilities	20.3	17.3
Total	171.6	154.0

Notional Amounts of Derivative Financial Instruments (MEUR)

	2001	2000
Foreign exchange forward contracts	582.7	486.2
Interest rate swap	25.0	25.0
Total	607.7	511.2

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. A clear majority of the transactions relate to closed positions, and these contracts set off each other. The hedged orderbook and equity represent approximately one half of the total notional amounts.

CONSOLIDATED CASHFLOW	2001 MEUR	2000 MEUR
Operating income (1	45.4	28.0
Depreciation	16.0	16.0
Financial income and expenses	-4.7	-8.2
Taxes	-16.7	-12.6
Free cashflow	40.0	23.2
Increase in current assets	-5.2	-56.5
Increase (-), decrease (+) in inventories	3.6	-12.4
Increase (+), decrease (-) in current liabilities	4.6	41.5
Cashflow from operations	43.0	-4.2
Capital expenditure and advance payments to machines	-9.3	-11.2
Capital expenditure and advance payments to intangible and financial assets	-4.5	-5.1
Fixed assets of acquired companies	-0.8	-22.7
Purchase of own shares	0.0	0.0
Disposals of fixed assets	15.7	15.9
Investments total	1.1	-23.1
Cashflow before financing	44.1	-27.3
Change of long-term debt Increase (+), decrease (-)	12.1	-9.3
Change of short-term interest-bearing debt increase (+), decrease (-)	-40.5	48.5
Dividend paid	-10.4	-10.4
External financing	-38.8	28.8
Correction items (2	0.3	-0.3
Net financing	5.6	1.2
Cash in hand and at banks at 1.1.	11.2	10.0
Cash in hand and at banks at 31.12	16.8	11.2
Change in cash	5.6	1.2

1) Operating income after depreciation has been corrected by the result of associated companies and the profit / loss of disposal of assets.
2) Translation difference in cash in hand and at banks.

KCI KONECRANES GROUP 1997-2001

Business development		2001	2000	1999	1998	1997
Order intake	MEUR	679.1	764.4	538.7	542.8	526.8
Order book	MEUR	279.7	308.8	178.4	194.8	217.5
Net sales	MEUR	756.3	703.0	591.5	597.0	517.3
of which outside Finland	MEUR	679.2	644.2	538.3	542.3	461.5
Export from Finland	MEUR	263.5	217.8	180.7	213.0	167.9
Personnel on average		4,434	4,244	4,050	3,968	3,720
Capital expenditure	MEUR	11.3	14.7	12.9	15.1	16.6
as a percentage of net sales	%	1.5	2.1	2.2	2.5	3.2
Research and development costs	MEUR	7.7	6.9	7.8	7.2	7.1
as % of Standard Lifting Equipment 1)	%	3.1	2.7	3.6	3.5	3.7
as % of Group net sales	%	1.0	1.0	1.3	1.2	1.4

Profitability						
Net sales	MEUR	756.3	703.0	591.5	597.0	517.3
Income from operations (before goodwill amortization)	MEUR	59.4	43.7	34.8	44.5	39.8
as percentage of net sales	%	7.9	6.2	5.9	7.5	7.7
Operating income	MEUR	55.3	39.6	32.1	42.6	39.0
as percentage of net sales	%	7.3	5.6	5.4	7.1	7.5
Income before extraordinary items	MEUR	52.4	34.0	30.2	43.3	39.4
as percentage of net sales	%	6.9	4.8	5.1	7.2	7.6
Income before taxes	MEUR	52.4	34.0	30.2	43.3	39.4
as percentage of net sales	%	6.9	4.8	5.1	7.2	7.6
Net income	MEUR	35.3	23.4	21.8	31.4	27.9
as percentage of net sales	%	4.7	3.3	3.7	5.3	5.4

Key figures and balance sheet

Shareholders' equity	MEUR	180.2	155.3	143.7	131.2	112.6
Balance Sheet	MEUR	455.9	450.0	352.3	308.3	290.7
Return on equity	%	22.0	16.4	16.3	25.7	27.2
Return on capital employed	%	24.3	19.4	21.7	32.6	36.2
Current ratio		1.6	1.4	1.7	1.3	1.3
Solidity	%	41.4	35.8	42.2	47.0	43.9
Gearing	%	28.9	57.7	35.8	7.2	1.3

Shares in figures

Earnings per share	EUR	2.40	1.59	1.48	2.09	1.86
Equity per share	EUR	11.75	10.06	9.27	8.75	7.50
Cashflow per share	EUR	2.93	-0.29	-0.33	2.36	2.21
Dividend per share	EUR	0.90*	0.71	0.71	0.71	0.63
Dividend/earnings	%	37.5	44.7	48.0	34.2	33.9
Effective dividend yield	%	3.2	2.6	1.9	1.8	2.1
Price/earnings		11.9	17.0	25.8	18.5	16.3
Trading low / high	EUR	25.00/ 38.46	25.10/ 39.90	23.05/ 38.30	26.07/ 53.48	23.88/ 39.52
Average share price	EUR	31.72	32.67	30.24	37.50	33.00
Year-end market capitalization	MEUR	427.5	405.0	572.7	580.2	454.1
Number traded	(1000)	8,581	7,379	13,198	8,039	5,992
Stock turnover	%	57.2	49.2	88.0	53.6	39.9

* The Board's proposal to the AGM
1) R&D serves mainly Standard Lifting Equipment

CALCULATION OF KEY FIGURES

Return on equity = ((Income before extraordinary items - taxes) : (Equity - own shares (average during the period)) x 100

Return on capital employed = ((Income before taxes + interest paid + other financing cost) : (Total amount of equity and liabilities - non-interest bearing debts - own shares (average during the period)) x 100

Current ratio = Current assets : Current liabilities

Solidity = ((Shareholders' equity - own shares) : (Total amount of equity and liabilities - advance payment received - own shares)) x 100

Gearing = ((Interest-bearing liablilities - liquid assets - loans receivable) : (Shareholders equity + minority share - own shares)) x 100

Earnings per share = (Net income +/- extraordinary items) : (Number of shares - number of own shares)

Equity per share = (Shareholders' equity in balance sheet - own shares) : (Number of shares - number of own shares)

Cashflow per share = Cashflow from operations : (Number of shares - number of own shares)

Effective dividend yield = (Dividend per share : Share price at the end of financial year) x 100

Price per earnings = Share price at the end of financial year : Earnings per share

Year-end market capitalization = Number of shares multiplied by the share price at the end of year

Average number of personnel = Calculated as average of number of personnel in quarters

Note! The numbers are rounded to nearest EUR 0,1 million. The key figures are calculated from exact data.

Dividend Proposal

The Board of Directors proposes to the AGM that a dividend of EUR 0.90 per share will be paid for the fiscal year 2001. The dividend will be paid to persons, who are entered as shareholders in the share register on the record date March 12, 2001. Dividend payment day is March 19, 2001

Teleconference

An international teleconference will be arranged today on 13 February 2002 at 4.00 p.m. Finnish time (2.00 p.m. London time). The dial-in number is +44-(0) 20 8401 1043. (Please call in at 3.50 p.m.) The graphics of the presentation are attached to the report on the Internet. A reply of the teleconference will be available for two working days at +44-(0) 20 8288 4459, code 637482.

Internet

This report is also available on the Internet at www.kcigroup.com. An audio recording of Mr Gustavson's presentation at the teleconference will be available on the Internet (under Results 2000) later on February 13. to listen to the recording you will need a Java-enabled browser, Netscape Navigator 3.0+ or Microsoft Internet Explorer 3.0+ recommended. Optimal sound quality can be achieved by using version 4 or either Netscape or IE.

Annual General Meeting

The Annual General Meeting 2002 will be held on 7 March, 2002 at 11.00 a.m. at Group headquarters (address: Koneenkatu 8, 05830 Hyvinkää, Finland). A press release on the decisions made at the AGM will be published upon conclusion of the meeting.

Next report

Interim report 1st quarter, will be published on 7 May 2002 at 10.00 a.m. Finnish time (8.00 a.m. London time).

Graphics

A graphical presentation of this report is available on the Internet at www.kcigroup.com.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr Stig Gustavson, President & CEO, tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040
Ms Franciska Janzon, IR Manager, tel. +358-20 427 2043

DISTRIBUTION
Helsinki Exchanges
Media

Group Communications and Investor Relations
Franciska Janzon

12 February, 2002
1.30 p.m.

KCI KONECRANES BREAKTHROUGH IN CHINA

KCI Konecranes is the first foreign crane company in China to receive a complete range of business licensees including import and export.

China is the biggest and currently the fastest growing market in Asia. KCI Konecranes' strategy is to invest in long-term presence in the market, which is strengthening its position in the world economy.

"Obtaining the complete business license is a significant step in our goal to become the biggest in one of the world's largest crane markets", says Rainer Aalto, Group Vice President, Region Asia-Pacific. "Our business concept is to provide the market with industry leading crane technology and services, which includes a strong sales, after sales as well as manufacturing operations in China. The prerequisite for business development and competitive local manufacturing is a strong business partner network and efficient global sourcing of components."

KCI Konecranes started in the beginning of this year construction work on a new hoist plant near Shanghai. When completed in mid 2002, the Shanghai factory will further strengthen KCI Konecranes' position in the hoist and crane market in China.

KCI Konecranes is a world leading engineering group specialising in advanced overhead lifting solutions and maintenance services. Group activity is organised along three business areas: Maintenance Services (44% of Group sales) Standard Lifting Equipment (32%) and Special Cranes (24%). In 2000, Group sales totalled EUR 703 million with over 4400 employees in 34 countries all over the world. KCI Konecranes is a broadly held company with listing on Helsinki stock exchange.

For further information, please contact:
Mr Rainer Aalto,
KCI Konecranes International, Region Asia-Pacific,
tel. +65-869 9201
Mr Arto Juosila, President, Standard Lifting Equipment,
tel. +358-20 427 3000

12 February, 2002 10.00

APPOINTMENT IN KCI KONECRANES

Mr Harry Ollila, M.Sc. (Eng.), Group Executive Vice President, is appointed Head of Group Development. Mr Ollila will head all Group Development activities including Business Development, Human Resources Development, Group IT and R&D.

Mr Ollila will retain his duties as Regional Executive for Region Europe.

Mr Markku Leinonen, M.Sc. (Eng.), Group Executive Vice President, responsible for Business Development has decided to pursue other interests outside the Group as of 30 June, 2002.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc
Mr Stig Gustavson, President and CEO
Tel. +358-20 427 2000

DISTRIBUTION
Helsinki Exchanges
Media

Group Communications and Investor Relations
Franciska Janzon

28 December, 2001
10.50 a.m.

KONECRANES FINANCE OY SOLD VACON SHARES

KCI Konecranes International Plc's subsidiary Konecranes Finance Oy yesterday, sold 1,2 million Vacon Plc shares to Ahlström Capital Oy.

KCI Konecranes originally invested into the then recently established Vacon in order to support a young company with an interesting technology. Today, Vacon is a stabile company with a strong balance sheet, and the strategic reason for us to remain shareholders has ceased to exist, says Stig Gustavson, President and CEO of the KCI Konecranes Group.

The proceeds will primarily be invested into measures improving the productivity and growth within core business areas in Germany, France, the U.S. and Finland. The transaction will therefore have little effect on Group result for the year 2001.

The transaction will not have an effect on Vacons role as a supplier for KCI Konecranes. KCI Konecranes will remain a major customer for Vacon.

For further information, please contact:

KCI Konecranes International Plc
Teuvo Rintamäki, Chief Financial Officer
Tel. +358-20 427 2040

FIDELITY INTERNATIONAL LTD'S HOLDING IN KCI KONECRANES INTERNATIONAL PLC DECREASED

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

On December 10, 2001, Fidelity International Limited informed KCI Konecranes International Plc and Financial Supervision Authority of Finland that the holding of shares by Fidelity International Limited and its direct and indirect subsidiaries in KCI Konecranes Intl. has fallen below 5 % of the paid up share capital and the voting rights of the Company.

The 5 % threshold was crossed by means of sale of shares on the stock exchange on December 7, 2001. After the sales Fidelity International Limited and its direct and indirect subsidiaries own a total of 740,379 shares.

KCI Konecranes' share capital is 30,000,000 EUR and the total number of shares is 15,000,000. Each share is entitled to one vote. As a consequence, the number of shares held or deemed to be held by the shareholder amounts to 4,94 percent of the paid up share capital and to 4,94 percent of the voting rights of the Company.

The percentage of shares and voting rights held by the Fidelity Group companies is as follows:

BAA Pension Fund	0.06 %
FIJ IT European Smaller Co Open Mother	0.17 %
Fidelity Funds - Nordic Pool	0.74 %
Fidelity Funds-European Smaller Co Pool	1.81 %
Fidelity Instl Europe Fund	0.94 %
Unilever Prg Small Cap Europe	0.10 %
Standard Bank European Growth	0.03 %
Railway Pens Equity Portfolio	0.13 %
BASF AG - European Small Caps	0.21 %
Philips Pension Fund	0.03 %
Unilever Pension Fund	0.06 %
Innogy Plc	0.06 %
Multi Style Multi Manager European Small Cap	0.16 %
PPP Healthcare Medical TR Ltd	0.02 %
Government of Singapore European Sub	0.07 %
London Boro of Ealing Pension	0.01 %
STCHG BD V DE MT EN TCH BD ESC	0.18 %
ICI Pension Fund Europe	0.11 %
TOTAL	4.94 %

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc
Franciska Janzon, Investor Relations Manager
Tel. +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchanges
Media

KCI KONECRANES FINANCIAL CALENDAR 2002

All events are indicated in Finnish time (CET + 1).

2001 Full Year Results	13 February, 10.00 a.m. (Annual report 2001, week 8)
Record date for the AGM	25 February
Notice of participation in the AGM	4 March (no later than)
Annual General Meeting	7 March
First quarter results	7 May, 10.00 a.m.
Second quarter results	13 August, 10.00 a.m.
Third quarter results	29 October, 10.00 a.m.

An analyst briefing will be held on the day of the result publication at 12.00 noon in Helsinki (address: World Trade Center, Marski Hall, Aleksanterinkatu 17, 00100 Helsinki, Finland). In conjunction with the publication a briefing will also be held in London, UK, please check our calendar for the exact date at www.kcigroup.com.

An international teleconference will be arranged on the day of the result publication at 4.00 p.m. The international dial in number is +44-(0)20 8401 1043. Please call in at 3.50 p.m. A replay will be available 48 hours at +44-(0)20 8288 4459, code: 637482 (13 Feb), 637512 (7 May), 637522 (13 Aug), 637532 (29 Oct).

The Annual General Meeting 2002 will be held at Group headquarters (address: Koneenkatu 8, 05830 Hyvinkää, Finland). A press release on the decisions made at the AGM will be published upon conclusion of the meeting.

At www.kcigroup.com the reports and graphics will immediately be available. After the AGM and each teleconference an audio recording of the President and CEO's presentation will also be available. You will also find our updated calendar at this web address.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Franciska Janzon, IR Manager, tel. +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchanges
Media

Group Communications and Investor Relations
Franciska Janzon

19 November, 2001
10.00 a.m.

KCI KONECRANES THIRD LARGE ORDER FOR THE NEW BOXHUNTER CRANE

Terminal de Contenedores de Algeciras, S.A. (TCA) in Spain, ordered two Post Panamax Ship-to-Shore (STS) Container Cranes from Konecranes VLC. The order is the third large order for Konecranes' new BoxHunter Ship-to-Shore (STS) container crane design since its release in September. The value of the order is approximately EURO 11 million.

The two previous BoxHunter orders were for two similar cranes to the container terminal in Barcelona (TCB) in Spain and a modernisation project for two STS cranes adapting the new design.

"The crane market is not so hot today", admits Mika Mahlberg, Director of Konecranes VLC Container Cranes. "However, this order together with the other recent orders prove that there is still a good market for high performance equipment. Once again this order was won on technology and the productivity boosting features of Konecranes' new BoxHunter STS crane design. The order will further support a good base loading within Special Cranes stretching into 2003."

The new container terminal in Algeciras is part of a joint venture between the terminal operator TCB and Acciona, a Spanish infrastructure construction and services company. When complete the new container terminal in Algeciras plans to have capacity of 856,000 TEU ("Twenty foot Equivalent Unit"). The two new STS cranes are part of the investments required for increasing capacity at the terminal.

In the new BoxHunter design the handling equipment comes complete with Konecranes own AC drives, Active Anti Sway Control and Horizontal Fine Positioning Systems. The new BoxHunter STS cranes will enable the crane operator to reduce the non-productive part of the cycle time. The cranes are supported by KCI Konecranes' worldwide harbour crane maintenance organisation, KCI Koneports.

Konecranes VLC is part of the KCI Konecranes Group's Special Cranes Business Area and specialises in port, terminal and shipyard cranes.

Group Communications and Investor Relations
Franciska Janzon

19 November, 2001
10.00 a.m.

KCI Konecranes, headquartered in Hyvinkää, Finland is a world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. Group activity is organised along three business areas: Maintenance Services (44% of Group sales) Standard Lifting Equipment (32%) and Special Cranes (24%). KCI Konecranes is competing in all parts of the industrial and harbour crane market. In 2000, Group sales totalled EUR 703 million with over 4400 employees in 34 countries all over the world.

This press release together with a downloadable high-resolution picture of a Ship-to-Shore crane is available at our website: www.kcigroup.com at "Latest News".

For further information, please contact:

Konecranes VLC Corporation
Mika Mahlberg, Director, Container Cranes, Tel. +358-40-548 3353

Group Communications and Investor Relations
Franciska Janzon

6 November, 2001
12.00 a.m.

KCI KONECRANES GROUP SIGNED A EUR 100 MILLION MULTI-CURRENCY REVOLVING CREDIT FACILITY

Konecranes Finance Corporation, the finance company of the KCI Konecranes Group, signed a EUR 100 million multi-currency revolving credit facility with an international bank syndicate on November 6, 2001.

The mandated arrangers were Nordea acting through Merita Bank Plc and SEB Merchant Banking, Debt Capital Markets, Skandinaviska Enskilda Banken AB (publ) and Danske Bank A/S as a co-arranger.

The facility has a five year maturity and the margin is 0.60 % per annum. The facility will replace the similar kind of facility from year 1996, which matured in October 2001 and it will be used for future funding needs as a back-up facility for general corporate purposes.

KCI Konecranes, headquartered in Hyvinkää, Finland is a world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. Group activity is organised along three business areas: Maintenance Services (44% of Group sales) Standard Lifting Equipment (32%) and Special Cranes (24%). KCI Konecranes is competing in all parts of the industrial and harbour crane market. In 2000, Group sales totalled EUR 703 million with well over 4400 employees in 34 countries all over the world.

For further information, please contact:

Mr Teuvo Rintamäki, Chief Financial Officer
Tel. +358-20 427 2040
Mr Seppo Roine, Group Treasurer
Tel. +358-20 427 2041

KCI Konecranes Group
Interim Report January - September 2001

STRONG PROFIT GROWTH

Operating income and net income up 91.8 % and 138.8 % respectively.
Sales up with 13.2 %
Maintenance Services orders up 10.3 %, Standard Lifting orders down with 8.1 %, down 3.5 % corrected for discontinued products, Special Cranes orders more than doubled over Q2/01 but lower compared to one year ago.
Order book still strong at EUR 346.9 million

	Nine months			LTM			LY
EURm	1-9/	1-9/	Change	10/00	10/99	Change	1-12/
SALES	01	00	%	-9/01	-9/00	%	00
Maintenance Services	260.6	236.3	10.3	366.3	318.3	15.1	342.0
Standard Lifting Equipment	178.5	172.7	3.4	259.2	233.7	10.9	253.4
Special Cranes	152.7	117.3	30.2	225.0	167.5	34.3	189.6
Internal Sales	-55.0	-52.3	5.2	-84.7	-68.6	23.5	-82.0
Sales total	536.8	474.0	13.2	765.8	650.9	17.7	703.0
Income from operations (EBITA)	36.8	20.5	80.0	60.0	36.9	62.9	43.7
Goodwill amortisation	3.1	2.9	9.1	4.3	3.7	18.1	4.1
Operating income (EBIT)	33.7	17.5	91.8	55.7	33.2	67.9	39.6
Financial income and expenses	-1.9	-4.3	-56.9	-3.1	-6.3	-50.6	-5.6
Income before taxes and minority interest	31.8	13.2	140.5	52.6	26.9	95.7	34.0
Net income	21.8	9.1	138.8	36.0	19.3	86.8	23.4
Earnings per share (EUR)	1.48	0.62	138.8	2.45	1.31	86.8	1.59

ORDERS RECEIVED							
Maintenance Services	241.2	218.6	10.3	323.5	275.1	17.6	300.9
Standard Lifting Equipment	179.0	194.8	-8.1(1	241.1	247.0	-2.4	256.9
Special Cranes	166.0	238.9	-30.5	211.5	271.9	-22.2	284.4
Internal Orders	-48.7	-57.8	-15.7	-68.7	-70.6	-2.7	-77.8
Orders Received total	537.5	594.5	-9.6	707.4	723.4	-2.2	764.4
Order book at end of period	346.9	351.4	-1.3	-	-	-	308.8

1) -3.5 % when corrected for discontinued products

Comments on nine months' results:

Lifting equipment markets continued at a low level during Q3. Terrorist acts in USA caused a marked decline in September. Standard Lifting Equipment orders declined somewhat, but less than market contraction. Maintenance development was good and steady and Special Cranes had a good level of new orders. Profit improved as planned.

Comments on year-end results:

General market conditions for production equipment markets have worsened. Standard Lifting Equipment, having a relatively high exposure to the investment climate, is expected to continue to see contracting markets. The new product line, now all but complete, will help mitigate the trend and support profits. Maintenance Services is expected to develop steadily according to plan.
With the latest additions to its product range Special Cranes have managed to win large orders also after September 11, 2001.
The order backlog is good, but market outlook for both Standard and Special Cranes is uncertain.

Stig Gustavson, President and CEO

A new lean KCI Konecranes

During the last few years the Group has undergone profound changes. These changes have produced a Group with lean operations, modern products and an increasing proportion of recurring service earnings. Group finances are strong, and leverage low. The Group is well positioned to face tough markets ahead.

We have trimmed our production machinery, closed factories in the US, France and Germany, and concentrated core competencies at a few sites. Production scale effects together with lower break-even points increase our flexibility. Outsourcing of low-value-added production is increasing.

We have new top class product ranges in both Standard Lifting Equipment and Special Cranes Business Areas. The new standard lifter, the CXT and its siblings have already lifted Standard Lifting Equipment margins to record levels. 50 % of our Standard Lifting clients now order the new line. By year-end, that number is expected to reach 80 %. The new products will allow us to continue trimming our production.

In Special Cranes, the newest leg complementing the harbour and shipyard crane range, the BoxHunter ship-to-shore container crane was launched for commercial orders during Q3/01. With its new product range this Business Area is well positioned for continuing its long term growth.

Maintenance Services is the stabilising factor among our Business Areas. With its steady growth we see services taking a bigger relative share of Group sales, adding to earnings growth and increasing return on total capital employed.

Today, we concentrate on increasing the value content of our service agreement base. Margins development is positive, and average top line growth is strong.

Group finances are in good shape. Already at a comfortably low level, the gearing is decreasing. In financial terms, the Group has ample room for manoeuvre.

Overall, the business climate, especially after September 11th, has worsened. Market outlook calls for caution in forward looking statements. However, our flexible lean operations, strong finances, modern products and a good order book enable us to face challenges with confidence.

General Review

The first nine months of the year marked strong sales growth compared to the same period last year. Operating Income (EBIT), income before taxes and net income grew clearly faster than sales.

Total sales reached EUR 536.8 million. This is EUR 62.8 million or 13.2 % more than during the same period last year. Sales grew in all Business Areas and in all markets areas. Special Cranes recorded the

highest sales growth (+30.2 %) and Standard Lifting Equipment the lowest (+3.4 %). Sales growth was strongest within region Asia Pacific (+ EUR 23.4 million or + 59.4 %). Sales growth was mainly organic.

Group operating income was EUR 33.7 million or 6.3 % on sales. This is an increase of 91.8 % compared to EUR 17.5 million (3,7 % on sales) one year ago. EBITA was EUR 36.8 million or 6.9 % on sales compared to EUR 20.5 million or 4.3 % on sales last year.

Financial expenses continued to decrease. The net of nine month's financing expenses and income was EUR 1.9 million compared to EUR 4.3 million during the same period last year.

Income before taxes and minority interest was EUR 31.8 million or 5.9 % on sales. The corresponding figures for last year were EUR 13.2 million or 2.8 % on sales.

Group net income was EUR 21.8 million or 4.1 % on sales. This is an increase of 138.8 % compared to one year ago. Earnings per share (EPS) developed accordingly and grew to EUR 1.48.

Total orders received amounted to EUR 537.5 million, down with 9.6 % from one year ago. The order intake in Maintenance Services grew by 10.3 %. In Standard Lifting Equipment the order intake decreased by 8.1 % compared to the same period last year. Corrected for discontinued products the decrease was 3.5 %. The orders received during Q3 in Special Cranes doubled compared to Q2, but were 58.5 % lower compared to the record level of Q3/2000.

The total order book at the end of September was at EUR 346.9 million, down with 1.3 % from the level one year ago but up with EUR 38.1 million (or +12,3 %) since year end 2000.

The Group's development during the last twelve months (LTM) ending September 2001 compared to LTM ending September 2000, was the following:

- Sales grew by 17.7 %, from EUR 650.9 million to EUR 765.8 million
- Operating income (EBIT) grew by 67.9 %, from EUR 33.2 million to EUR 55.7 million
- Net income grew from EUR 19.3 million to EUR 36.0 million - an improvement of 86.8 %
- Earnings per share grew from EUR 1.31 to EUR 2.45.
- Orders received decreased by 2.2.%, from EUR 723.4 million to EUR 707.4 million

Gearing was 51.5% at the end of September compared to 77.4% one year ago.

The Group's solidity increased to 38.7 % compared to 32.6 % one year ago.

Return on total capital employed was 20.0 %. The corresponding figure one year ago was 12.1 %.

Review by Business Areas

Maintenance Services

Orders received during January - September 2001 reached EUR 241.2 million, which is an increase of 10.3 % over the corresponding period last year. Sales increased with 10.3 % to EUR 260.6 million.

Operating income was EUR 16.0 million for the period and the margin was 6.1%. The corresponding figures one year ago were EUR 12.5 million or 5.3 %. The margin improvement is a consequence of focusing the maintenance contract base towards more demanding crane applications and stronger profitability. The average maintenance contract value per equipment unit has increased with 6 % while the development in the number of cranes in the contract base has been flat. Sales growth has been achieved without a corresponding increase in personnel.

On the basis of the last twelve months (LTM) per the end of September 2001 and the end of September 2000 the development was the following:
- Growth in Orders received + 17.6 %
- Growth in Sales + 15.1 %
- Growth in Operating income + 21.6 %

Standard Lifting Equipment

Orders received contracted by 8.1 % during January - September 2001 compared to the same period year 2000. Excluding the effects of discontinued products in USA the order intake contracted by 3.5 %. Market demand is estimated to have contracted more than Group orders. The demand has decreased especially in the North American market and in some Western European countries.

Sales grew by 3.4 % to EUR 178.5 million. Operating income was EUR 22.1 million, which is an improvement of EUR 8.5 million or 62.5 % over the corresponding period last year. The operating margin grew from 7.9% to 12.4 %. The stronger margins are mainly a result of the new wire rope hoist platform, of rationalisation within production with plant closures at the end of last year and a relatively favourable Dollar-Euro exchange rate.

On a LTM basis the development was:
- Orders decreased by 2.4 % (+ 1 % excluding the effect of discontinued products)
- Growth in Sales + 10.9 %
- Growth in Operating income + 46.9 %.

The introduction of the new wire rope hoist line progressed according to plan. Currently over half of the orders for the wire rope hoists are for products from the new product platform.

Special Cranes

Orders received for the period were EUR 166.0 million. This is EUR 72.9 million less compared to the same period last year. The orders received during the third quarter more than doubled compared to the second quarter, but were considerably lower compared to the third quarter last year. The most important new orders are commented under "Important orders".

Sales growth during the period was 30.2 % and Operating Income reached EUR 10.0 million. The Operating Income grew 33.3 % compared to the same period last year. The operating margin was 6.5 % compared to 6.4% one year ago. Only a small amount of Process Cranes were scheduled for final delivery during the third quarter, affecting Q3 sales. Work-in-progress continued to increase.

On an LTM basis the development was the following;
- Orders decreased by 22.2 %
- Growth in Sales +34.3 %
- Growth in Operating Income + 18.1 %

Despite growth in sales, the order book is only EUR 17 million lower compared to the same period one year ago and EUR 9.5 million higher compared to year end 2000. The value of the order book corresponds to approximately one year's sales.

Sales by Market Area

Group sales grew in all market areas. The fastest growth was recorded in Asia-Pacific (+59.4 % for 9 months ending September 2001 compared to the same period last year). In proportion the lowest growth + 7.9 % was recorded both in Nordic and Eastern Europe and in America. Sales growth in Western Europe (EU excluding Nordic countries) was 11.7 %.

Sales by Market Areas January-September (EURm):

EURm	1-9/01	1-9/00	Change %
Nordic and Eastern Europe	114.2	105.8	+7.9
EU (excl. Nordic)	148.4	132.9	+11.7
Americas	211.4	195.9	+7.9
Asia-Pacific	62.8	39.4	+59.4
Total	536.8	474.0	+13.2

Comment on currencies

Currency exchange rates had only a small effect on the Group's consolidated sales, orders and profit growth.

All transactions in foreign currencies are subject to approximately one year of forward hedging. Alternatively, risks are covered by other instruments. The Group benefits from a relatively weak euro when production from euro-currency countries is exported outside these countries.

Important Orders

Here are some examples on new orders during the third quarter. The list illustrates our reach, both in terms of customer base and geographical coverage. Service and standard crane orders have been omitted.

Sydkraft Öst Värme AB, Sweden, ordered two Bio Fuel Plant cranes with Grab Unloader.

Wei Sheng Steel Co Ltd, Vietnam ordered a 180 ton process crane to its Can Don Hydro Power Plant.

Forbrändingsanläg Esbjerg, Denmark, ordered two Waste-to-Energy process cranes.

Siemens ordered several heavy duty process cranes for its Hydro Power Plant in Caruachi, Venezuela.

Georgia Port Authority Savannah, USA, ordered two Super Post Panamax Ship-to-Shore container cranes.

Maryland Port Administration, Baltimore, USA, ordered six Konecranes Rubber Tyred Gantry Cranes (RTG) and reserved an option to buy up to 12 additional identical cranes during the next two years.

Konecranes VLC has systematically renewed its product range and now a new ship-to-shore (STS) crane is released. KCI Koneports won a modernisation order for two STS container cranes with this new "BoxHunter" design. Another order for two Post Panamax Ship-to-Shore (STS) Container Cranes of the new design was received from Terminal de Contenidors de Barcelona (TCB) just after the end of the third quarter.

Shares and Shareholders

At the end of September, KCI Konecranes' share closed at EUR 27.20, up with 0.7 % from year-end 2000 EUR 27.00. Since year-end the highest share price has been EUR 38.46 and the lowest EUR 25.00. During the same period HEX All-Share Index decreased by 52.86%, HEX Portfolio Index decreased by 36.79% and the Sector Index (Metal & engineering) decreased by 6.29%.

6,432,191 KCI Konecranes shares were traded on Helsinki Exchanges between January - September 2001. This represents 43.8 % of the company's outstanding shares. In monetary terms trading amounted to EUR 210,418,664, which was the 30th largest trading on Helsinki Exchanges.

KCI Konecranes' market value was at the end of September 2001 EUR 408,000,000, the 33rd largest market value of companies listed on the Helsinki stock exchange.

The non-Finland-based shareholding at the end of September 2001 was 68.36 %.

Comments on nine months' results

Lifting equipment markets continued at a low level during Q3. Terrorist acts in USA caused a marked decline in September. Standard Lifting Equipment orders declined somewhat, but less than market contraction. Maintenance development was good and steady and Special Cranes had a good level of new orders. Profit improved as planned.

Comments on year-end results

General market conditions for production equipment markets have worsened. Standard Lifting Equipment, having a relatively high exposure to the investment climate, is expected to continue to see contracting markets. The new product line, now all but complete, will help mitigate the trend and support profits. Maintenance Services is expected to develop steadily according to plan. With the latest

additions to its product range Special Cranes have managed to win large orders also after September 11, 2001.

The order backlog is good, but market outlook for both Standard and Special Cranes is uncertain.

Formal statement

Certain statements in this report are forward looking and are based on management's expectation at the time they are made. Therefore they involve risks and uncertainties and are subject to change due to changes in general economic conditions or industry conditions.

Hyvinkää, 30 October 2001

The Board of Directors

Statement of Income (MEUR)

	1-9/2001	1-9/2000	1-12/2000
Sales	536.8	474.0	703.0
Share of result of participating interest undertakings	-0.2	-0.2	-0.1
Depreciation	-12.4	-12.2	-16.0
Other operating expenses	-490.5	-444.1	-647.3
Operating income	33.7	17.5	39.6
Interests, net	-2.6	-4.8	-6.1
Other financial income and expenses	0.7	0.4	0.5
Income before taxes	31.8	13.2	34.0
Taxes	-10.0 (1	-4.1 (1	-10.6
Net Income for the period	21.8	9.1	23.4
Profit /share (EUR)	1.48	0.62	1.59

1) According to estimated tax rate

Consolidated Balance Sheet (MEUR)

	9/2001	9/2000	12/2000
Fixed Assets	100.6	124.3	105.5
Inventories	115.7	119.1	93.0
Receivables and other current assets	233.5	208.1	240.3

Cash in hand and at banks	9.4		16.5		11.2
Total assets	459.2		467.9		450.0
Equity	166.1		141.6		155.3
Minority Interest	0.1		0.1		0.1
Provisions	13.3		10.9		15.5
Long-term debt	40.3		83.1		43.4
Current liabilities	239.4		232.2		235.7
Total shareholders' equity and liabilities	459.2		467.9		450.0
Gearing (net of interest bearing debts and cash divided by equity)	51.5%		77.4%		57.7%
Solidity	38.7%		32.6%		35.8%
Return on capital		LTM 01		LTM 00	
employed (2	20.0%	23.5 %	12.1%	16.9 %	19.4%
Equity/share(EUR)	10.79		9.12		10.06

2) Calculated on annual basis

In accordance with the decision of the Annual General Meeting, the company bought back between 14 October and 25 November,1999 300,000 of its own shares at an average price of EUR 24.96 per share. At 30 September 2001, the company held 300,000 shares with a total nominal value of EUR 600.000 and a total purchase price of MEUR 7,5 which is 2 % of total amount of shares and votes.

Contingent Liabilities and Pledged Assets (MEUR)

	9/2001	9/2000	12/2000
Mortgages and pledged assets			
For own debts	5.9	10.2	10.0
For commercial guarantees	0.8	0.6	0.6
Own commercial guarantees	165.4	127.9	125.1
Guarantees			
For associated companies' debt	0.8	0.0	0.7
For others	0.2	0.2	0.2
Leasing liabilities	17.6	16.6	16.9
Other liabilities	2.0	0.4	0.5
Total	192.7	155.9	154.0

Notional Amounts of Derivative Financial Instruments (MEUR)

	9/2001	9/2000	12/2000
Foreign exchange forward contracts	588.6	524.5	486.2
Interest rate swap	25.0	0.0	25.0
Currency options	132.2	0.0	0.0
Total	745.8	524.5	511.2

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. A clear majority of the transactions relate to closed positions, and these contracts set off each other. The hedged orderbook and equity represent approximately one third of the total notional amounts.

Investments

	1-9/2001	1-9/2000	1-12/2000
Total (excl. acquisitions of subsidiaries) (MEUR)	7.5	13.3	14.7

DEVELOPMENT BY BUSINESS AND MARKET AREA

Sales by Business Area (MEUR)

	1-9/ 2001	1-9/2000	LTM*	LTM Year ago	1-12/ 2000
Maintenance Services	260.6	236.3	366.3	318.3	342.0
Standard Lifting Equipment	178.5	172.7	259.2	233.7	253.4
Special Cranes	152.7	117.3	225.0	167.5	189.6
./. Internal	-55.0	-52.3	-84.7	-68.6	-82.0
Total	536.8	474.0	765.8	650.9	703.0

* LTM = last 12 months (full year 2000 ./. nine months 2000 + nine months 2001)

Operating Income by Business Area (MEUR)

	1-9/2001		1-9/2000		1-12/2000		LTM*	LTM* Year ago
	MEUR	%	MEUR	%	MEUR	%	MEUR	MEUR
Maintenance Services	16.0	6.1	12.5	5.3	21.3	6.2	24.8	20.4
Standard Lifting Equipment	22.1	12.4	13.6	7.9	22.5	8.9	31.0	21.1
Special Cranes	10.0	6.5	7.5	6.4	13.8	7.3	16.3	13.8

Group costs	-10.4	-12.5	-14.4	-12.3	-18.0
Consolidation items	-4.0	-3.6	-3.6	-4.0	-4.2
Total	33.7	17.5	39.6	55.8	33.2

* LTM = last 12 months (full year 2000 ./. nine months 2000 + nine months 2001)

Personnel by Business Area (at the End of the Period)

	9/2001	9/2000	12/2000
Maintenance Services	2,491	2,411	2,501
Standard Lifting Equipment	1,125	1,185	1,178
Special Cranes	690	669	673
Group staff	105	113	111
Total	4,411	4,378	4,463
Average number of personnel during period	4,436	4,189	4,244

Order Intake by Business Area (Excl. Service Contract Base)(MEUR)

	1-9/ 2001	1-9/2000	LTM*	LTM Year ago	1-12/ 2000
Maintenance Services	241.2	218.6	323.5	275.1	300.9
Standard Lifting Equipment	179.0	194.8	241.1	247.0	256.9
Special Cranes	166.0	238.9	211.5	271.9	284.4
./. Internal	-48.7	-57.8	-68.7	-70.6	-77.8
Total	537.5	594.5	707.4	723.4	764.4

* LTM = last 12 months (full year 2000 ./. nine months 2000 + nine months 2001)

Order Book (Excl. Service Contract Base)

	9/2001	9/2000	12/2000
Total (MEUR)	346.9	351.4	308.8

Sales by Market (MEUR)

	1-9/ 2001	1-9/2000	LTM*	LTM Year ago	1-12/ 2000
Nordic and Eastern Europe	114.2	105.8	165.0	153.4	156.6
EU (excl. Nordic)	148.4	132.9	216.4	186.5	200.9
Americas	211.4	195.9	299.9	254.4	284.4
Asia-Pacific	62.8	39.4	84.5	56.6	61.1
Total	536.8	474.0	765.8	650.9	703.0

* LTM = last 12 months (full year 2000 ./. nine months 2000 + nine months 2001)

Teleconference

An international teleconference will be arranged today on 30 October, 2001 at 4.00 p.m. Finnish time (2.00 p.m. London time). The dial-in number is +44-(0)20 8781 0598. (Please call in at 3.50 p.m.) The graphics of the presentation are attached to the report on the Internet. A replay of the teleconference will be available for the next 48 hours at +44-(0)20 8288 4459, code 600 667.

Internet

This report is also available on the Internet at www.kcigroup.com. An audio recording of Mr Gustavson's presentation at the teleconference will be available on the Internet (under "Financial Reports") later on 30 October. To listen to the recording you will need a Java-enabled browser, Netscape Navigator 3.0+ or Microsoft Internet Explorer 3.0+ recommended. Optimal sound quality can be achieved by using version 4 of either Netscape of IE.

Graphics

A graphical presentation of this report is available on the Internet at www.kcigroup.com.

Next report

Our Financial Calendar for 2002 will be published in November.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon

Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr Stig Gustavson, President & CEO, tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Office, tel. +358-20 427 2040
Ms Franciska Janzon, IR Manager, tel. +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchanges
Media

KCI KONECRANES INTERNATIONAL PLC STOCK EXCHANGE ANNOUNCEMENT 1
25 October, 2001 10.00 a.m.

KCI KONECRANES RELEASE DATE FOR 9-MONTH REPORT

Tuesday,

KCI Konecranes will publish its 9-month results on October 30, 2001 at 09.00 a.m. CET. An analyst briefing is held in Helsinki at 11.00 CET and the international teleconference will be at 15.00 CET. The dial in number is +44-(0) 20 8781 0598. Attendance at the analyst meetings can be confirmed via email to liisa.siren@kcigroup.com.

An analyst meeting will be held also in London on November 1, 2001 at 09.00 CET.

The report and graphics are immediately available on the Internet at www.kcigroup.com.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon

Franciska Janzon
IR Manager

FURTHER INFORMATION
See our Event Calendar at www.kcigroup.com or contact
Franciska Janzon, Investor Relations Manager,
tel. +358 20 427 2043 or franciska,janzon@kcigroup.com

DISTRIBUTION
Helsinki Exchanges
Media

THE HOLDING OF MARATHON ASSET MANAGEMENT LTD'S CLIENTS IN KCI KONECRANES INTERNATIONAL PLC

This is a notice under the Securities Market Act. of Finland Chapter 2. section 10:

Marathon Asset Management Ltd, U.K., has on 8 October, 2001 informed KCI Konecranes International Plc and Financial Supervision of Finland that as at 8 October, 2001 clients of Marathon Asset Management Ltd no longer have, in aggregate, a disclosable interest in excess of 5 % of the Share of KCI Konecranes International.

KCI Konecranes has only one class of shares. The share capital is EUR 30,000,000 and the total number of shares is 15,000,000. Each share is entitled to one vote.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
Investor Relations Manager

FURTHER INFORMATION
KCI Konecranes International Plc
Ms. Franciska Janzon, IR-Manager,
Group Communications and Investor Relations
Tel. +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchanges
Media

Group Communications and Investor Relations
Franciska Janzon

9 October, 2001
1.30 p.m.

KCI KONECRANES NEW DESIGN CONTAINER CRANES TO BARCELONA

Terminal de Contenidors de Barcelona (TCB) ordered two Post Panamax Ship-to-Shore (STS) Container Cranes from Konecranes VLC. The value of the order is approximately EURO 11 million. The cranes are of the new BoxHunter design. Delivery is due in March 2003.

The container terminal in Barcelona is part of a growing international container terminal operator group, TCB Group. TCB Group's main operations are located in Barcelona, Havana, Paranaguá and Tenerife. Of these, Barcelona and Paranaguá are old Konecranes customers.

These cranes adapt the new Konecranes' BoxHunter Ship-to-Shore container crane design. In the new design the handling equipment comes complete with Konecranes own AC drives, Active Anti Sway Control and Horizontal Fine Positioning Systems. Together these features have a productivity boosting effect for the customer. The new BoxHunter STS cranes will enable the crane operator to reduce the non-productive part of the cycle time. The same technology has already succesfully been implemented in over 100 Konecranes' RTG cranes.

During the last five years, Konecranes VLC has succesfully renewed the design of its main container handling equipment. Konecranes' new STS crane and Konecranes' RTG crane compose the most productive container handling equipment available on the market. Another novel efficient design is the Konecranes AGD bulk unloader. All products are supported by KCI Konecranes' world wide harbour crane maintenance organisation, KCI Koneports.

"In this market with turbulence KCI Konecranes' strength lies in its high capacity product range. **Also this order, received after the tragic events of September 11, was won on technology**", says Mikko Uhari, Managing Director, Konecranes VLC Corporation, the harbour and shipyard crane subsidiary. "This order further supports a high operating level throughout 2002 stretching into 2003".

Konecranes VLC is part of the KCI Konecranes Group's Special Cranes Business Area and specialises in port, terminal and shipyard cranes.

Group Communications and Investor Relations
Franciska Janzon

9 October, 2001
1.30 p.m.

KCI Konecranes, headquartered in Hyvinkää, Finland is a world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. Group activity is organised along three business areas: Maintenance Services (44% of Group sales) Standard Lifting Equipment (32%) and Special Cranes (24%). KCI Konecranes is competing in all parts of the industrial and harbour crane market. In 2000, Group sales totalled EUR 703 million with over 4400 employees in 34 countries all over the world.

This press release together with a downloadable high-resolution picture of a Ship-to-Shore crane is available at our website: www.kcigroup.com at "Latest News".

For further information, please contact:

Konecranes VLC Corporation
Ilpo Hakala, Director, Container Handling,
tel. +358-20 427 2660

Group Communications and Investor Relations
Franciska Janzon

21 September, 2001
12.30 p.m.

KCI KONECRANES TO RELEASE NEW CONTAINER HANDLING CRANE (SHIP-TO-SHORE) DESIGN

Konecranes VLC has systematically renewed its product range and now a new improved version of the ship-to-shore (STS) crane is released. KCI Koneports won a modernisation order for two STS container cranes with the new design for customer whose name is to be withheld by customer's request. The project value is approx. EURO 7 million. Delivery is due in July 2002.

"This order together with other large orders lately mark a clear upturn in order intake compared to second quarter. Actually total order book for Special Cranes now stands higher than at the end of June and last year, despite of record high shipments. This further strengthens our positive business outlook for year 2002 and beyond", says Mikko Uhari, Managing Director, Konecranes VLC Corporation.

The modernisation scope includes installation of KCI Konecranes' all new STS trolleys, increasing the lifting height by 20 feet (using German subsidiary Noell Konecranes lifting tower technology) and increasing the boom length by 20 feet.

Some special features of the project: The handling equipment comes complete with Konecranes own AC drives, Active Anti Sway Control and Horizontal Fine Positioning Systems. Together these features will have a productivity boosting effect for the customer. The new design improves the crane operator's control over the positioning of the spreader and container on the chassis, in the cell or on the deck compared to existing cranes. Dwell times will also decrease substantially.

Group Communications and Investor Relations
Franciska Janzon

21 September, 2001
12.30 p.m.

Konecranes VLC is part of the KCI Konecranes Group's Special Cranes Business Area and specialises in port, terminal and shipyard cranes.

KCI Konecranes, headquartered in Hyvinkää, Finland is a world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. Group activity is organised along three business areas: Maintenance Services (44% of Group sales) Standard Lifting Equipment (32%) and Special Cranes (24%). KCI Konecranes is competing in all parts of the industrial and harbour crane market. In 2000, Group sales totalled EUR 703 million with well over 4400 employees in 34 countries all over the world.

This press release together with a downloadable high-resolution picture of a Ship-to-Shore crane is available at our website:/www.kcigroup.com at "Latest News".

For further information, please contact:

KCI Konecranes International Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

Konecranes VLC Corporation
Mikko Uhari, Managing Director, Konecranes VLC Corp., tel. +358-20 427 2500

Group Communications and Investor Relations
Franciska Janzon

10 September, 2001
1.00 p.m.

KCI KONECRANES: HIGH CAPACITY RTG'S TO USA

Maryland Port Administration in Baltimore, USA, ordered six Konecranes Rubber Tyred Gantry Cranes (RTG) from Konecranes VLC Corp. The administration also reserved an option to buy up to 12 additional identical cranes during the next two years. The value of the order is approx. USD 10 million. Delivery is due in May 2002.

The Port of Baltimore is regarded as one of America's top container terminals with high-tech facility systems and is a new customer for KCI Konecranes. The newly ordered RTG cranes will further enhance the cargo handling efficiency at the Seagirt Marine Terminal in the Port of Baltimore. After the delivery of these six cranes there will be totally 76 Konecranes new generation RTG's in operation along the North American East Coast.

Since introduction of the first new generation RTG design six years ago, KCI Konecranes has been the clear market leader with a current market share of over 50 % in RTG's in north America

The cranes will be manufactured and erected in Europe and transported on ship to the Port of Baltimore. The 16 wheel RTG's have a lifting capacity of 50 ton with a lifting height of 15 m and a span of 23 m. The cranes are one-over-five containers high and six-plus-truck lane wide. The RTG's will be with high performance specification. Handling efficiency is achieved by high hoist, trolley traverse and gantry speeds and additionally the RTG's will be fully equipped with all modern features, such as GPS based container positioning system and autosteering, Sway Prevention, Fine Positioning Systems etc. All features are electromechanical, with no hydraulics involved.

KCI Konecranes own AC Frequency Control System composes the most modern and reliable drive for the RTG's. Eliminating the hydraulic systems and utilising AC drives significantly reduces the maintenance costs of the RTG's.

Group Communications and Investor Relations
Franciska Janzon

10 September, 2001
1.00 p.m.

Konecranes VLC is part of the KCI Konecranes Group's Special Cranes Business Area and specialises in port, terminal and shipyard cranes.

KCI Konecranes, headquartered in Hyvinkää, Finland is a world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. Group activity is organised along three business areas: Maintenance Services (44% of Group sales) Standard Lifting Equipment (32%) and Special Cranes (24%). KCI Konecranes is competing in all parts of the industrial and harbour crane market. In 2000, Group sales totalled EUR 703 million with well over 4400 employees in 34 countries all over the world.

This press release together with a downloadable high-resolution picture of a Rubber Tyred Gantry crane is available at our website:/www.kcigroup.com at "Latest News".

For further information, please contact:

Konecranes VLC Corporation
Ilpo Hakala, Director, Konecranes RTG-Cranes,
Tel. +358-20 427 2660

Group Communications and Investor Relations
Franciska Janzon

6 September, 2001
10.00 a.m.

KCI KONECRANES: SUPER POST PANAMAX CRANES TO USA

Georgia Port Authority in Savannah, USA, ordered two Super Post Panamax Ship-to-Shore container cranes from Konecranes VLC. The Port also reserved an option to buy two additional identical cranes. The value of this order will not be disclosed, but typically these kind of cranes cost 6-8 million euros each depending on auxiliary equipment. Delivery is due in February 2003.

KCI Konecranes has a very strong position among harbours along the North American East Coast. Georgia Port Authority in Savannah is one of KCI Konecranes' major customers within the container handling business. Konecranes VLC has previously delivered 7 Ship-to-Shore cranes and 15 Rubber Tyred Gantry cranes to the Port.

The new cranes are of Super Post Panamax size, which is currently the world's largest container crane size. The cranes will have a 65 ton lifting capacity and can therefore handle ships of Super Post Panamax size or 22 containers wide.
The cranes are capable of using the twinlift technique for highest production capacity.

The new cranes play an important role when shipping lines decide on routing. Container vessels have almost doubled in size in 40 years and despite the larger dimensions shipping lines demand fast turnaround times for their vessels. The larger vessels therefore continue to drive the size of the cranes necessary to serve them. Engineering capability for top capacity, heavy duty container cranes gives KCI Konecranes a superior advantage in increasing the performance limits. KCI Konecranes maintenance services presence forms an integral part of the Group's offering.

This order further confirms the appreciation of Konecranes VLC's technology among harbours in North America.

Group Communications and Investor Relations
Franciska Janzon

10 September, 2001
10.00 a.m.

Georgia Port Authority in Savannah is one of the fastest growing ports in North America.
The container handling activity at Georgia Port Authority has increased with 20 % over the
last year and for the first time it has passed the one million TEU (transport equivalent unit)
level of activity.

Konecranes VLC is part of the KCI Konecranes Group's Special Cranes Business Area
and specialises in port, terminal and shipyard cranes.

KCI Konecranes, headquartered in Hyvinkää, Finland is a world leading Engineering Group
specialising in advanced overhead lifting solutions and maintenance services.
Group activity is organised along three business areas: Maintenance Services (44% of
Group sales) Standard Lifting Equipment (32%) and Special Cranes (24%). KCI
Konecranes is competing in all parts of the industrial and harbour crane market. In 2000,
Group sales totalled EUR 703 million with well over 4400 employees in 34 countries all over
the world.

*This press release together with a downloadable high-resolution picture of a Ship-to-Shore
Container crane is available at our website: http://www.kcigroup.com at "Latest News".*

For further information, please contact:
Konecranes VLC Corporation
Mikko Uhari, Managing director, +358-20 427 2500

KCI Konecranes International Plc
Franciska Janzon, IR-manager, +358-20 427 2043

KCI KONECRANES: NEW RELEASE DATE FOR 9-MONTH RESULTS 2001

KCI Konecranes' 9-month results will be published on Tuesday, October 30, 2001 at 10.00 a.m. Finnish time. The original date (November 1) would have coincided with several other companies' result releases.

An international teleconference will take place on the afternoon of October 31, at 4.00 p.m. The International dial in number is +44-(0)20 8781 0598. The graphics of the presentations will be attached to the corresponding report on the Internet.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Please see our Event Calendar at www.kcigroup.com or contact:
Franciska Janzon, Investor Relations Manager, tel. +358 20 427 2043

DISTRIBUTION
Helsinki Stock Exchanges
Media

KCI Konecranes Group
Interim Report January - June 2001

PROFITABLE GROWTH

Strong income growth and margins improvement.
Strong sales growth (+23.1 %).
Total new orders growth 6.7 % in spite of worsening business climate.
Return on total capital employed improved further, to 19.2%.

	Half year			LTM			LY
MEUR	1-6/ 01	1-6/ 00	Change %	7/00- 6/01	7/99- 6/00	Change %	1-12/ 00
SALES							
Maintenance Services	169.7	144.6	17.4	367.1	299.5	22.6	342.0
Standard Lift. Equipment	117.4	111.9	4.9	258.9	233.7	10.8	253.4
Special Cranes	106.6	66.6	60.1	229.6	159.6	43.9	189.6
Internal Sales	-35.3	-32.0	10.3	-85.3	-66.3	28.7	-82.0
Sales total	358.4	291.1	23.1	770.3	626.5	23.0	703.0
Income from operations (EBITA)	22.9	5.9	288.1	60.7	35.7	69.9	43.7
Goodwill amortisation	2.2	1.8	19.8	4.4	3.3	35.0	4.1
Operating income (EBIT)	20.7	4.1	409.7	56.3	32.5	73.4	39.6
Financial income and expenses	-1.1	-2.1	-46.0	-4.6	-4.1	11.4	-5.6
Income before taxes and minority interest	19.6	2.0	897.8	51.7	28.3	82.5	34.0
Net income	13.4	1.4	892.7	35.4	20.4	73.8	23.4
Earnings per share (EUR)	0.91	0.09	892.7	2.41	1.39	73.8	1.59
ORDERS RECEIVED							
Maintenance Services	168.1	148.9	12.9	320.1	262.4	22.0	300.9
Standard Lift. Equipment	125.3	133.4	-6.1(1	248.8	241.3	3.1	256.9
Special Cranes	109.7	103.3	6.2	290.8	200.2	45.3	284.4

Internal Orders	-32.8	-38.7	-15.2	-71.9	-62.7	14.7	-77.8
Orders Received total	370.3	346.9	6.7	787.8	641.2	22.9	764.4
Order book at end of period	344.7	277.4	24.3	-	-	-	308.8

1) zero change when corrected for discontinued business

Comments on half-year results:

Total lifting equipment markets contracted considerably during the first half of the year. However, for KCI Konecranes the first half year was good. Maintenance Services continued its good development in all aspects in orders, sales and EBIT growth. New orders for Standard Lifting Equipment stayed on last year's level (corrected for discontinued operations) reflecting increased market shares. Special Cranes' orders still grew at the beginning of the year.

Comments on year-end results:

Few threats can be seen to the continuation of the favourable Group developments. In terms of sales, operating income and net income, the second half of the year has always traded better than the first half. Maintenance Services continues to show a good development and is not affected by the worsened market climate. Standard Lifting Equipment benefits from its top modern, high performance product range and Special Cranes, in spite of lower Q2 orders, benefits from a strong order book which secures a full base load for the whole of 2002 and also stretches into 2003.

General Review

The first half of 2001 marked strong sales growth and fast profitability improvement.

Sales grew in all Business Areas and in all market areas. Total Group sales reached EUR 358.4 million during the period. This is EUR 67.3 million or 23.1 % more compared to the same period last year. Group operating income (EBIT) was EUR 20.7 million compared to EUR 4.1 million one year ago. The EBIT margin was 5.8 % compared to 1.4 % one year ago.

Financing expenses continued to decrease. For the period the net of financial expenses and income was EUR 1.1 million, down from EUR 2.1 million during the same period last year.

Group net income for the period was EUR 13.4 million or 3.7 % on sales compared to EUR 1.4 million (0.5 % on sales) one year ago. Return on total capital employed was 19.2 % and return on equity 18.0 %. The corresponding figures for last year were 5.9 % and 2.1 %.

Total orders received continued to grow. The Group's order intake during the period was EUR 370.3 million - an increase of 6.7 % compared to the same period last year. The order growth was strongest in Maintenance Services (+12.9 %). Special Cranes orders grew by 6.2 %. The Standard Lifting Equipment area posted a decrease in new orders of 6.1 % during the period. Corrected for discontinued products and operations the order intake for Standard Lifting Equipment was at the same level as it was in the first half of the year 2000.

The total order book at the end of June was EUR 344.7 million. This is 24.3 % higher than one year ago and 11.6 % higher than at year-end 2000.

The Group's development during the last twelve months (LTM) ending June 2001, compared to LTM ending June 2000, was the following:
- Sales grew from EUR 626.5 million to EUR 770.3 million or by 23.0 %
- Orders received grew from EUR 641.2 million to EUR 787.8 million or by 22.9 %
- Operating income (EBIT) grew by 73.4 %, from EUR 32.5 million to EUR 56.3 million.
- Net income grew from EUR 20.4 million to EUR 35.4 million - an improvement of 73.8 %

The Group reduced its shareholding in Vacon Oyj from 10 % to 8 % during the period. The profits realised in the transaction have been offset by an approximately equal increase in general cost reserves.

Gearing was 52.9% at the end of June and the free cash flow from operations after investments was 16.5 MEUR for the period.

The Group progressed further with its activities in China in order to gain a higher share of that market, which is among the biggest crane markets in the world. One objective is to gain more orders for standard products in the local market in competition with local actors. During the period the Group was awarded, for the first time, new orders for industrial cranes in direct domestic competition (see "Important Orders").

Half year review by Business Areas

Maintenance Services

Orders received increased during the first half of 2001 by 12.9 % over the corresponding period last year. Sales growth was 17,4 %.

Operating income was EUR 8.9 million for the period. This is EUR 3.5 million or 64.8 % more than it was one year ago. Return on sales was 5.2 % compared to 3.7 % one year ago.

On the basis of the last twelve months (LTM) per the end of June 2001 and the end of June 2000 the development was the following:
- growth in Orders Received + 22.0 %
- growth in Sales + 22.6 %
- growth in Operating Income + 21.6 %

The Group continued to focus its maintenance contract base towards operators with more demanding crane applications and operators who emphasise reliability and availability of their equipment and require professional expertise. As a consequence, the number of cranes in the contract base grew only by approx. 1 % from the year-end 2000 level and by 3.5 % from the end of June 2000. However, the average maintenance contract value per equipment unit grew by about 4 % during the period compared to the value at year-end 2000.

Standard Lifting Equipment

Orders received contracted by 6.1 % during the first half year compared to the first half of year 2000. Excluding the effects of discontinued products in USA the order value was at the same level as it was one year ago.

Sales grew by 4.9 %. Operating income was EUR 14.2 million (12.1 % on sales) which marks an improvement of 84.4 % over the corresponding period last year.

On a LTM basis the development was:
- growth in Orders + 3.1% (+ 6,5 % excluding the effect of discontinued products)
- growth in Sales + 10.8 %
- growth in Operating Income + 33.0 %.

The introduction of the new wire rope hoist line progressed according to plan. Now more than one third of the orders received are for the new products.

Special Cranes

Orders during the period grew by EUR 6.4 million or 6.2 % from the level one year ago. After historically strong bookings during the first quarter orders were lower (EUR 24.6 million) during the second quarter. Orders for Special Cranes typically show large variations between single quarters.

Sales growth during the period was 60.1 % and Operating income reached EUR 7.3 million compared to EUR 1.3 million during the first half of 2000.

On an LTM basis the development was the following;
- growth in Orders + 45.3 %
- growth in Sales + 43.9 %
- growth in Operating Income + 75.2 %

Due to strong sales activity and lower order intake, the order book for Special Cranes decreased slightly during the second quarter; but stayed on a higher level compared to year-end 2000.

Sales by Market Area

Group sales grew in all market areas. The fastest growth was recorded in Asia-Pacific (+34.7 % for 6 months ending June 2001 compared to the same period last year) and the lowest growth (+17.8 %) was recorded in Western Europe (EU without the Nordic countries).

First half year sales by Market Areas (EURm):

EURm	1-6/01	1-6/00	Change %
Nordic and Eastern Europe	72.9	58.4	24.8
EU (excl. Nordic)	100.4	85.2	17.8
Americas	149.0	120.7	23.4
Asia-Pacific	36.1	26.8	34.7
Total	358.4	291.1	23.1

Comment on currencies

Currency exchange rates had only a small effect on the Group's consolidated sales, orders and profit growth.

All transactions in foreign currencies are subject to approximately one year forward hedging. Alternatively, risks are covered by other instruments. The Group benefits from a relatively weak euro when production from euro-currency countries is exported outside these countries.

Important Orders

Here some examples on new orders during the second quarter of 2001. The list illustrates our reach, both in terms of customer base and geographical coverage. Service and industrial crane orders have been largely omitted.

Maintenance Services

KCI Konecranes was awarded several modernisation projects during the quarter: Dycore of the Netherlands ordered the modernisation of a cement plant gantry crane, Jaguar of Great Britain ordered the modernisation of three die handling cranes and Aalborg Werft in Norway ordered the modernisation of a portal crane.

Jakarta International Container Terminal, Indonesia, ordered from Noell Konecranes the inspection of their equipment including 9 ship-to-shore cranes, 29 rubber tyred gantry cranes and 47 spreaders.

In Taiwan, Noell Konecranes was awarded a major contract for the repair and re-erection of two stacker reclaimers.

In USA, Jacksonville Port Authority ordered the refurbishment of two ship-to-shore cranes.

In France, Le Havre Port Authority ordered from Caillard Konecranes the repair of the leg of a gantry grab crane and the installation of additional safety brakes for three slewing hook cranes.

Standard Lifting Equipment

Avesta Polarit Stainless Oy in Tornio, Finland, ordered 14 industrial maintenance cranes for its new cold rolling mill.

Eldorado Irrigation in Northern California, USA, ordered a turbine room crane for a hydro electric station.

Matrix Services in Oklahoma, USA, ordered 22 CXT cranes and hoists for a new facility for production of refinery equipment for the oil industry.

Heavy engineering and equipment maker Komatsu Ltd in USA ordered 20 modular crane packages via the Group's distribution network in North Carolina, USA.

Several orders were received in China. Altogether 13 industrial overhead cranes were ordered by Hi Standard in China and Ningbo QIYI Metal Co. ordered 4 industrial cranes.

Special Cranes

Nassco (National Steel and Shipbuilding Company), USA, ordered a magnet crane for plate handling.

Kiewit Gulf Marine, USA, operating in offshore rig fabrication ordered two magnet cranes for pipe handling in addition to the earlier ordered 18 industrial cranes.

Chineham, Great Britain, ordered two waste to energy cranes.

Bohai Shipyard, People's republic of China, ordered two overhead cranes for the shipyard's assembly hall.

The Port of Copenhagen, Denmark ordered one ship-to-shore container crane.

Shares and Shareholders

On June 29th, KCI Konecranes' share closed at EUR 32.05, up with 18.70 % from year-end 2000 EUR 27.00. Since year-end the highest share price was EUR 38.46 and the lowest share price was EUR 25.81. During the same period HEX All-Share Index decreased by 35.56%, HEX Portfolio Index decreased by 20.84% and The Sector Index (Metal & engineering) increased by 9.61%.

4,365,713 KCI Konecranes shares were traded on Helsinki Exchanges between January - June 2001. This represents 29.7 % of the company's outstanding shares. In monetary terms trading was EUR 145,011,639, which was the 26th largest trading in Helsinki Exchanges.

KCI Konecranes' market value was at the end of June 2001 EUR 480,750,000, the 34th largest market value of companies listed on Helsinki Exchanges.

The non-Finland-based shareholding was 69.64 % at the end of June 2001. The percentage of shares registered in the name of a nominee was 65.59%.

Comments on half-year results:

Total lifting equipment markets contracted considerably during the first half of the year. However, for KCI Konecranes the first half year was good. Maintenance Services continued its good development in all aspects in orders, sales and EBIT growth. New orders for Standard Lifting Equipment stayed on last year's level (corrected for

discontinued operations) reflecting increased market shares. Special Cranes' orders still grew at the beginning of the year.

Comments on year-end results:

Few threats can be seen to the continuation of the favourable Group developments. In terms of sales, operating income and net income the second half of the year has always traded better than the first half. Maintenance Services continues to show a good development and is not affected by the worsened market climate. Standard Lifting Equipment benefits from its top modern, high performance product range and Special Cranes, in spite of lower Q2 orders benefits from a strong order book which secures a full base load for the whole of 2002 and also stretches into 2003.

Hyvinkää 9 August, 2001

The Board of Directors

Stig Gustavson, President and CEO

The past six months have marked a significant change in the economic environment. Almost all western developed economies (i.e. those that have relevance for the Group's offering of high-tech solutions) have seen quick changes in growth prospectives.

For industrial investments, the new market sentiment has meant less spending or, at best, that customers hesitate to place firm orders.

Against this backdrop, the Group's first half-year performance is very satisfactory. The Maintenance Services Business Area represents a continuing stability. Also, Maintenance Services represents a certain counter-cyclical element: In times of low investment spending, modernisations of old equipment can provide equipment owners with substantial extensions of equipment life.

For both Standard and Special Cranes, Maintenance provides a superior access to customers.

In periods of low investment activities product performance receives increased attention among customers. Here, the Group's modern high performing product ranges are a real asset. The proof: We see our market shares increasing.

One further element of importance: An economic downturn usually opens up interesting acquisition opportunities.

In all, the Group is well positioned also for a new economic environment. Most members of the current management team experienced and successfully handled the recession in the early 1990's. The team faces the present situation with confidence and the Group's long range goals remain unchanged.

Formal statement

Certain statements in this report are forward looking and are based on management's expectation at the time they are made. Therefore they involve risks and uncertainties and are subject to change due to changes in general economic conditions or industry conditions.

Statement of Income (MEUR)

	1-6/2001	1-6/2000	1-12/2000
Sales	358.4	291.1	703.0
Share of result of participating interest undertakings	-0.2	-0.2	-0.1
Depreciation	-8.4	-7.9	-16.0
Other operating expenses	-329.1	-278.9	-647.3
Operating income	20.7	4.1	39.6
Interests, net	-1.7	-2.7	-6.1
Other financial income and expenses	0.6	0.6	0.5
Income before taxes	19.6	2.0	34.0
Taxes	-6.2 (1	-0.6 (1	-10.6
Net Income for the period	13.4	1.4	23.4
Profit /share (EUR)	0.91	0.09	1.59

1) According to estimated tax rate

Consolidated Balance Sheet (MEUR)

	6/2001	LTM 01	6/2000	LTM 00	12/2000
Fixed Assets	103.6		121.3		105.5
Inventories	114.0		107.6		93.0
Receivables and other current assets	224.2		195.1		240.3
Cash in hand and at banks	10.5		11.7		11.2
Total assets	452.3		435.7		450.0
Equity	158.7		133.7		155.3
Minority Interest	0.1		0.1		0.1
Provisions	15.3		10.1		15.5
Long-term debt	40.5		105.1		43.4
Current liabilities	237.7		186.7		235.7
Total shareholders' equity and liabilities	452.3		435.7		450.0
Gearing (net of interest bearing debts and cash divided by equity)	52.9%		75.2%		57.7%
Solidity	37.5%		33.6%		35.8%
Return on capital employed (1	19.2%	24.5%	5.9%	18.2%	19.4%
Equity/share(EUR)	10.29		8.58		10.06

1) Calculated on annual basis

In accordance with the decision of the Annual General Meeting, the company bought back between 14 October and 25 November,1999 300,000 of its own shares at an average price of EUR 24.96 per share. At 1 July 2001, the company held 300,000 shares with a total nominal value of EUR 600.000 and a total purchase price of MEUR 7,5 which is 2 % of total amount of shares and votes.

Contingent Liabilities and Pledged Assets (MEUR)

	6/2001	6/2000	12/2000
Mortgages and pledged assets			
For own debts	5.9	9.9	10.0
For commercial guarantees	0.6	0.8	0.6
Own commercial guarantees	130.7	92.9	125.1
Guarantees			
For associated company's debt	0.8	0.0	0.7
For others	0.1	0.2	0.2
Leasing liabilities	18.3	11.7	16.9
Other liabilities	0.8	0.4	0.5
Total	157.2	115.9	154.0

Notional Amounts of Derivative Financial Instruments (MEUR)

	6/2001	6/2000	12/2000
Foreign exchange forward contracts	622.2	482.4	486.2
Interest rate swap	25.0	0.0	25.0
Total	647.2	482.4	511.2

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. A clear majority of the transactions relate to closed positions, and these contracts set off each other. The hedged orderbook and equity represent approximately one third of the total notional amounts.

Investments

	1-6/2001	1-6/2000	1-12/2000
Total (excl. acquisitions of subsidiaries) (MEUR)	6.2	9.1	14.7

DEVELOPMENT BY BUSINESS AND MARKET AREA

Sales by Business Area (MEUR)

	1-6/ 2001	1-6/ 2000	LTM*	LTM Prev.year	1-12/ 2000
Maintenance Services	169.7	144.6	367.1	299.5	342.0
Standard Lifting Equipment	117.4	111.9	258.9	233.7	253.4
Special Cranes	106.6	66.6	229.6	159.6	189.6
./. Internal	-35.3	-32.0	-85.3	-66.3	-82.0
Total	358.4	291.1	770.3	626.5	703.0

Operating Income by Business Area

	1-6/2001		1-6/2000		1-12/2000		LTM*	LTM Year ago
	MEUR	%	MEUR	%	MEUR	%	MEUR	MV
Maintenance Services	8.9	5.2	5.4	3.7	21.3	6.2	24.8	20.4
Standard Lifting Equipment	14.2	12.1	7.7	6.9	22.5	8.9	29.0	21.8
Special Cranes	7.3	6.8	1.3	2.0	13.8	7.3	19.8	11.3
Group costs	-7.4		-8.5		-14.4		-13.3	-18.1
Consolidation items	-2.3		-1.8		-3.6		-4.1	-2.9
Total	20.7		4.1		39.6		56.2	32.5

* LTM = last 12 months (full year 2000 ./. six months 2000 + six months 2001)

Personnel by Business Area (at the End of the Period)

	6/2001	6/2000	12/2000
Maintenance Services	2,499	2,413	2,501
Standard Lifting Equipment	1,141	1,145	1,178
Special Cranes	706	673	673
Group staff	103	115	111
Total	4,449	4,346	4,463
Average number of personnel during period	4,444	4,126	4,244

Order Intake by Business Area (Excl. Service Contract Base)(MEUR)

	1-6/2001	1-6/2000	LTM*	LTM Year ago	1-12/2000
Maintenance Services	168.1	148.9	320.1	262.4	300.9
Standard Lifting Equipment	125.3	133.4	248.8	241.3	256.9
Special Cranes	109.7	103.3	290.8	200.2	284.4
./. Internal	-32.8	-38.7	-71.9	-62.7	-77.8
Total	370.3	346.9	787.8	641.2	764.4

Order Book (Excl. Service Contract Base)

	6/2001	6/2000	12/2000
Total (MEUR)	344.7	277.4	308.8

Sales by Market (MEUR)

	1-6/2001	1-6/2000	LTM*	LTM Year ago	1-12/2000
Nordic and Eastern Europe	72.9	58.4	171.1	148.0	156.6
EU (excl. Nordic)	100.4	85.2	216.2	182.8	200.9
Americas	149.0	120.7	312.6	240.1	284.4
Asia-Pacific	36.1	26.8	70.4	55.7	61.1
Total	358.4	291.1	770.3	626.5	703.0

* LTM = last 12 months (full year 2000 ./. six months 2000 + six months 2001)

Teleconference

An international teleconference will be arranged today on 9 August, 2001 at 4.00 p.m. Finnish time (2.00 p.m. London time). The dial-in number is +44-(0)20 8781 0598 (Please call in at 3.50 p.m.) The graphics of the presentation are attached to the report on the Internet. A replay of the teleconference will be available for the next 48 hours at +44-(0)20 8288 4459, code 600 662.

Internet

This report is also available on the Internet at www.kcigroup.com. An audio recording of Mr Gustavson's presentation at the teleconference will be available on the Internet (under "Financial Reports") later on 9 August. To listen to the recording you will need a Java-enabled browser, Netscape Navigator 3.0+ or Microsoft Internet Explorer 3.0+ recommended. Optimal sound quality can be achieved by using version 4 of either Netscape of IE.

Next report

The release date for our 9-month results has changed. The new release date is 30 October, 2001 at 10.00 a.m. Finnish time (8.00 a.m. UK time). We will inform of this change through a separate stock exchange release later on.

Graphics

A graphical presentation of the Report is available on the Internet at www.kcigroup.com.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr Stig Gustavson, President & CEO, tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040
Ms Franciska Janzon, IR Manager, tel. +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchanges
Media

Group Communications and Investor Relations
Franciska Janzon

8 August, 2001
2.00 p.m.

KCI KONECRANES AMONG THE 500 FINEST EMPLOYERS IN USA

KCI Konecranes' American service operation Crane Pro Services has been ranked among the 500 finest employers in USA.

More than 10,000 companies were examined in a survey investigating criterias such as company policy for human resources development and healthcare. In addition the survey looked at the company's business performance especially in terms of sales growth. Crane Pro Services' ranking was 421.

The survey was performed by BestJobsUSA.com, and was published in USA Today, Smart Business Magazine, Employment Review Magazine and also at BestJobsUSA.com's website. The ranking is based on 30 surveys where businesses were looked at not only through the eyes of prospective employees, but also based on how other organizations see their corporate colleagues.

Crane Pro Services' sales in 2000 was over 100 million dollars and the number of employees is approx. 600.

For further information, please contact:

Dale L. Smith, President, Crane Pro Services, Springfield, Ohio, USA
Tel. +1-937-5255563

FRANKLIN RESOURCES,INC'S HOLDING IN KCI KONECRANES INTERNATIONAL PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

Franklin Resources Inc. (trade reg. 13-2670991) notified on July 25, 2001 KCI Konecranes International Plc and the Financial Supervision Authority of Finland that the holding of shares and pertaining voting rights by the mutual funds and separate accounts managed by the affiliated investment advisers of Franklin Resources, Inc. in KCI Konecranes International Plc on July 24, 2001 exceeded 10 % of the total voting rights in the company.

The exact proportion of the holdings on July 24, 2001 amounted to 10.09 % of the share capital and the voting rights of the Company. This equals to 1,513,430 shares.

KCI Konecranes has only one class of shares. The share capital is EUR 30,000,000 and the total number of shares is 15,000,000. Each share is entitled to one vote.

KCI KONECRANES INTERNATIONAL PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Ms Franciska Janzon, IR Manager, tel. +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchanges
Media

Group Communications and Investor Relations
Franciska Janzon

28 June, 2001
3.00 p.m.

KCI KONECRANES WINS COURT CASE OVER "NOELL"-NAME

In March 2000, KCI Konecranes acquired business assets including the trade name "Noell" from Noell Service und Maschinentechnik GmbH (of Preussag Noell GmbH, part of Babcock Borsig AG).

The business assets were related to the after sales and maintenance business. Earlier, the crane production assets of the same company had been sold to a company 80% of which belongs to the Fantuzzi Group, under the name "Noell Crane systems".

KCI Konecranes named its acquired service business Noell Konecranes GmbH.

The Fantuzzi Group launched a lawsuit to challenge KCI Konecranes' rights to use the Noell-name.

In a court ruling the Fantuzzi Group challenge was defeated.

The court upheld KCI Konecranes' rights to use the "Noell" name in addition with "KCI" or "Konecranes". KCI Konecranes' right to manufacture and procure spare parts according to original Noell drawings and other documentation acquired as part of the Noell business assets was not challenged.

Earlier, when the Fantuzzi Group having launched an attack on Noell Konecranes, trying to lure off its personnel, KCI Konecranes won another court case ordering a halt to Fantuzzi's actions.

In a statement Dr. Stig Gustavson, KCI Konecranes President and CEO, stressed the open policy of his group. "The name of our subsidiary Noell Konecranes signals the true picture. It is indeed the old Noell, known since years and years for good service, now in the capable hands of the world-wide dedicated cranes group, KCI Konecranes. We do not want to do business in courtrooms. Instead, we win business with honest marketing, top-class service and excellent products" Dr. Gustavson added.

For further information, please contact:
KCI Konecranes International Plc,
Sirpa Poitsalo, Director General Counsel,
Tel. +358-20 427 2011

Group Communications and Investor Relations
Franciska Janzon

21 June, 2001
12.00 a.m.

KCI KONECRANES SEES RAPID INCREASE IN PORT SERVICES

KCI Konecranes' harbour crane maintenance operations, KCI KONEPORTS, sees strong growth in its activities.

KCI Koneports with annual sales of approx. EUR 60 million was organised from the beginning of the year.

Timing of the new venture was very successful. The market for crane inspections, upgrades, major repairs and modernisations is growing rapidly.

KCI Koneports' two new operating companies, Noell Konecranes in Germany and Caillard Konecranes in France have now, with the support of the worldwide Konecranes network and KCI Konecranes technical support, secured many important new orders during their first months as KCI Konecranes subsidiaries.

In Indonesia, Jakarta International Container Terminal ordered from Noell Konecranes the inspection of their equipment. The scope of work includes the inspection on 9 ship-to-shore cranes (of Sumitomo, Noell, Gunanusa-Paceco, Mitsui makes), 29 rubber tyred gantry cranes (of Hitachi, Mitsui, Hyundai, Bukaka makes) and 47 spreaders.

In Taiwan, Noell Konecranes has been awarded a major contract for the repair and re-erection of two stacker reclaimers.

In USA, Jacksonville Port Authority has ordered the refurbishment of two Paceco ship-to-shore cranes including the replacement of the trolley brakes for three ship-to-shore Paceco cranes.

In France, Le Havre Port Authority ordered from Caillard Konecranes the repair of the leg of a gantry grab crane and the installation of additional safety brakes for three slewing hook cranes.

"The total value of these new orders is approx. EUR 10 million", says Mikko Uhari, President Konecranes VLC, the harbour and shipyard crane operating unit of the KCI Konecranes Group. " As we are enjoying an upswing in orders for our top-of-the-line range of new cranes, it is very important to complete our offer with a

comprehensive range of partial renovations and maintenance services", says Uhari.

KCI Koneports is organised as part of Konecranes VLC, the Group's Harbour and Shipyard Crane organisation. In Group reports the business activity of KCI Koneports is reported under Maintenance Services.

KCI Konecranes is a world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. Group activity is organised along three business areas: Maintenance Services(44% of Group sales) Standard Lifting Equipment (32%) and Special Cranes (24%). KCI Konecranes is competing in all parts of the industrial and harbour crane market. In 2000, Group sales totalled EUR 703 million with well over 4000 employees in 34 countries all over the world.

For further information, please contact:
Teuvo Rintamäki, Chief Financial Officer
KCI Konecranes International Plc
Tel. +358-20 427 2040